UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

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The Coca-Cola Company

Notice of 2013 Annual Meeting of Shareowners and Proxy Statement



Wednesday, April 24, 2013 at 9:30 a.m., local time

Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339

The Coca-Cola Company



" Dear Shareowner:

This proxy statement demonstrates our continued commitment to move beyond required disclosures to give you information you need in a format that is easy to follow. **"**

I am pleased to invite you to join me, our Board of Directors, senior leadership and other associates and alumni at The Coca-Cola Company's 2013 Annual Meeting of Shareowners in our hometown of Atlanta. The attached Notice of Annual Meeting of Shareowners and Proxy Statement will serve as your guide to the business to be conducted.

The Board and I were very pleased about the positive feedback we received after redesigning our proxy statement last year. This year, we have further enhanced the clarity of the information provided to you. This proxy statement demonstrates our continued commitment to move beyond required disclosures to give you information you need in a format that is easy to follow.

Every year, we conduct considerable outreach to shareowners on a variety of topics, and we are guided by their views. Many of you have told us that ensuring robust corporate governance practices, particularly in the area of executive compensation, is a high priority. We therefore have further enhanced the Corporate Governance section in this document, expanding the discussion of our policies and practices, which you can see beginning on page 32. In addition, we have provided more information in the Compensation Discussion and Analysis section beginning on page 48 about the decisions the Compensation Committee has made and how our executives' pay is linked to performance. Last year, shareowners representing approximately 97% of the votes cast expressed satisfaction with the compensation of the executives included in the proxy statement and The Coca-Cola Company's executive compensation programs. While we are very grateful to see this level of support, we continue to work hard to stay attuned to shareowner sentiment.

We are once again offering a shareowner forum – a shareowner-only website enabling you to learn more about our Company, vote your proxy, participate in a shareowner survey, view the meeting live online and submit questions for the Annual Meeting in advance. We encourage you to visit and utilize our shareowner forum. You can find more details on page 16.

While I hope you can join me in Atlanta, whether or not you attend in person, it is important that your shares be represented and voted at the meeting. Please vote your shares by signing and returning your proxy or voting instruction card, using telephone or Internet voting, or visiting the shareowner forum. Instructions on how to vote are found on page 4.

Thank you for your continued trust and for your investment in our business. I look forward to seeing many of you in Atlanta on April 24th.

March 11, 2013

Muhtar Kent
Chairman of the Board and Chief Executive Officer

Table of Contents



NOTICE OF ANNUAL MEETING OF SHAREOWNERS

Wednesday, April 24, 2013

9:30 a.m., local time

Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339

The Annual Meeting of Shareowners of The Coca-Cola Company (the "Company") will be held at the Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339, on Wednesday, April 24, 2013, at 9:30 a.m., local time. The purposes of the meeting are:

1. to elect the 16 Director nominees identified in the accompanying proxy statement to serve until the 2014 Annual Meeting of Shareowners;

2. to ratify the appointment of Ernst & Young LLP as Independent Auditors of the Company to serve for the 2013 fiscal year;

3. to hold an advisory vote to approve executive compensation;

4. to approve an amendment to the Company's By-Laws to permit shareowners to call special meetings;

5. to vote on one shareowner proposal if properly presented at the meeting; and

6. to transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Directors set February 25, 2013 as the record date for the meeting. This means that owners of record of shares of common stock of the Company as of the close of business on that date are entitled to:

• receive this notice of the meeting; and

• vote at the meeting and any adjournments or postponements of the meeting.

We will make available a list of shareowners of record as of the close of business on February 25, 2013 for inspection by shareowners for any purpose germane to the meeting during normal business hours from April 10 through April 23, 2013 at the Company's principal place of business, One Coca-Cola Plaza, Atlanta, Georgia 30313. This list also will be available to shareowners for any such purpose at the meeting.

March 11, 2013

Atlanta, Georgia

By Order of the Board of Directors

Gloria K. Bowden

Associate General Counsel and Secretary

We urge each shareowner to promptly sign and return the enclosed proxy card or to use telephone or Internet voting. See the Voting Information section on page 4 for information about voting by telephone or Internet, and how to attend the annual meeting and vote shares in person.

VOTING INFORMATION

WE WANT TO HEAR FROM YOU – VOTE TODAY

It is very important that you vote to play a part in the future of The Coca-Cola Company. Please carefully review the proxy materials for the 2013 Annual Meeting of Shareowners and follow the instructions below to cast your vote on all of the voting matters.

Voting Matters and Board Recommendations

	Our Board's Recommendation
Election of Directors (page 17)	FOR each Director Nominee
Ratification of Auditors (page 91)	FOR
Advisory Vote to Approve Executive Compensation (page 93)	FOR
Amendment to the Company's By-Laws to Permit Shareowners to Call Special Meetings (page 94)	FOR
Shareowner Proposal, if properly presented (page 95)	AGAINST

Advance Voting Methods

Even if you plan to attend the 2013 Annual Meeting of Shareowners in person, please vote right away using one of the following advance voting methods (see page 11 for additional details). **Make sure to have your proxy card or voting instruction form in hand and follow the instructions.**

You can vote in advance in one of three ways:

 Visit the website listed on your proxy card/voting instruction form to vote **VIA THE INTERNET**
See below for how to vote online through our shareowner forum

 Call the telephone number on your proxy card/voting instruction form to vote **BY TELEPHONE**

 Sign, date and return your proxy card/voting instruction form in the enclosed envelope to vote **BY MAIL**

Voting at our 2013 Annual Meeting of Shareowners

All shareowners of record may vote in person at the 2013 Annual Meeting of Shareowners, which will be held on Wednesday, April 24, 2013 at 9:30 a.m., local time, at the Cobb Galleria Centre in Atlanta, Georgia. Beneficial owners may vote in person at the meeting if they have a legal proxy, as described in the response to question 17 on page 15 of "Questions and Answers about the Meeting and Voting".

Important Note About Meeting Admission Requirements: If you plan to attend the meeting in person, see the answer to question 16 on page 15 of "Questions and Answers about the Meeting and Voting" for important details on admission requirements.

If you are unable to attend the meeting, you can view the live webcast of the business portion of the meeting by visiting the annual meeting page of the Company's website, at *www.coca-colacompany.com/investors/annual-meeting-of-shareowners*, or through our shareowner forum.

Visit our Shareowner Forum

Visit our shareowner forum at *www.theinvestornetwork.com/forum/KO*. The shareowner forum provides validated shareowners the ability to learn more about our Company, participate in a shareowner survey and submit questions in advance of the Annual Meeting of Shareowners. Shareowners may also view the Company's proxy materials, vote through the Internet and access the live webcast of the meeting through the shareowner forum.

To access the forum, you must have your control number available, which can be found on your notice, proxy card or voting instruction form.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider and you should read the entire proxy statement before voting. For more complete information regarding the Company's 2012 performance, please review the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Director Nominees (page 17)

The following table provides summary information about each Director nominee. Each Director stands for election annually.

Name	Age	Director Since	Primary Occupation	Committee Memberships[1]	Other Public Company Boards
Herbert A. Allen	73	1982	President, Chief Executive Officer and Director, Allen & Company Incorporated	E, F, MD (Chair)	0
Ronald W. Allen*	71	1991	Chairman of the Board, President and Chief Executive Officer, Aaron's Inc.	A, C	4[2]
Howard G. Buffett*	58	2010	President, Buffett Farms President, Howard G. Buffett Foundation	PIDR	2
Richard M. Daley*	70	2011	Executive Chairman, Tur Partners LLC Of Counsel, Katten Muchin Rosenman LLP	DCG	0
Barry Diller*	71	2002	Chairman of the Board and Senior Executive, IAC/InterActiveCorp and Expedia, Inc.	DCG, E, F (Chair), MD	4
Helene D. Gayle*	57	Nominee	President and Chief Executive Officer, CARE USA	C[3]	1
Evan G. Greenberg*	58	2011	Chairman and Chief Executive Officer, ACE Limited	A (Chair), F	1
Alexis M. Herman*	65	2007	Chair and Chief Executive Officer, New Ventures LLC	C, PIDR (Chair)	3
Muhtar Kent	60	2008	Chairman of the Board, Chief Executive Officer and President, The Coca-Cola Company	E (Chair)	0[4]
Robert A. Kotick*	50	2012	President, Chief Executive Officer and Director, Activision Blizzard, Inc.	MD	1
Maria Elena Lagomasino*	63	2008	Chief Executive Officer and Managing Partner, WE Family Offices	C (Chair), DCG, MD	1
Donald F. McHenry*	76	1981	Distinguished Professor in the Practice of Diplomacy and International Affairs, School of Foreign Service, Georgetown University	A, DCG, PIDR	0
Sam Nunn*	74	1997	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative	DCG, F, PIDR	2
James D. Robinson III*	77	1975	Co-Founder and General Partner, RRE Ventures President, J.D. Robinson, Inc.	C, DCG (Chair), MD	0
Peter V. Ueberroth*	75	1986	Investor and Chairman, Contrarian Group, Inc.	A, F	1
Jacob Wallenberg*	57	2008	Chairman of the Board, Investor AB	DCG, PIDR	5[5]

* Independent Director

1 A = Audit Committee; C = Compensation Committee; DCG = Committee on Directors and Corporate Governance; E = Executive Committee; F = Finance Committee; MD = Management Development Committee; PIDR = Public Issues and Diversity Review Committee

2 Mr. Allen will not stand for reelection for the Board of Directors of Forward Air Corporation following the end of his current term in May 2013.

3 Dr. Gayle will be appointed to the Compensation Committee if elected.

4 Mr. Kent was elected to the Board of Directors of 3M Company, effective April 1, 2013.

5 None of the five companies at which Mr. Wallenberg serves as a Director are U.S. based companies and only two such companies are required to file periodic reports under the Securities Exchange Act of 1934, as amended.

Governance Highlights (page 32)

The Company is committed to good corporate governance, which promotes the long-term interests of shareowners, strengthens the Board of Directors and management accountability and helps build public trust in the Company. Highlights include:

- 16 Director Nominees
- 14 Independent Director Nominees
- Independent Presiding Director
- Active Shareowner Engagement
- Transparent Public Policy Engagement
- Long-standing Commitment toward Sustainability
- Hedging, Short Sale and Pledging Policies
- Share Ownership Guidelines and New Share Retention Policy for Executives

2012 Compensation (page 65)

Set forth below is the 2012 compensation for each Named Executive Officer as determined under Securities and Exchange Commission ("SEC") rules. See the notes accompanying the 2012 Summary Compensation Table on page 65 for more information.

In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. The change in pension value is subject to many external variables that are not related to Company performance, such as interest rates. Therefore, we do not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes and instead, believe shareowners may find the accumulated pension benefits in the 2012 Pension Benefits table on page 74 a more useful calculation of the pension benefits provided to the Named Executive Officers.

Name and Principal Position	Salary	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total	Total Without Change in Pension Value*
Muhtar Kent Chairman of the Board and Chief Executive Officer	$ 1,550,000	$ 6,239,977	$ 6,854,958	$ 6,000,000	$ 8,851,435	$ 963,816	**$ 30,460,186**	$ 21,608,751
Gary P. Fayard Executive Vice President and Chief Financial Officer	814,772	1,835,210	2,016,060	1,804,000	1,648,001	104,919	**8,222,962**	6,574,961
Ahmet C. Bozer Executive Vice President and President, Coca-Cola International	622,089	1,649,978	1,812,605	1,263,000	1,170,198	825,249	**7,343,119**	6,172,921
Steven A. Cahillane Executive Vice President and President, Coca-Cola Americas	786,047	1,716,009	1,885,116	1,273,000	367,277	121,635	**6,149,084**	5,781,807
José Octavio Reyes Vice Chairman, The Coca-Cola Export Corporation	717,167	1,649,978	1,812,605	1,545,000	3,286,256	551,590	**9,562,596**	6,277,614

*   Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column (but including the nonqualified deferred compensation earnings reported in that column, if any).

Reported Compensation Versus Pay Actually Realized (page 51)

The accompanying graph illustrates the difference between reported compensation in the 2012 Summary Compensation Table (excluding "change in pension value and nonqualified deferred compensation earnings") and the pay actually realized by our Chairman and Chief Executive Officer in 2012. We believe this supplemental information is important since the vast majority of reported compensation is an incentive for future performance and realizable only if the Company meets or exceeds the applicable performance measures. As can be seen, the value actually realized differs significantly from the amounts shown in the 2012 Summary Compensation Table.



1   Total reported compensation is defined as total compensation as reported in the 2012 Summary Compensation Table, excluding "change in pension value and nonqualified deferred compensation earnings". We believe it is appropriate to exclude this component when analyzing the relationship between pay and performance because there are no enhanced or special pension plans for Mr. Kent and change in pension value is subject to many variables, such as external interest rates, that are not related to Company performance.

2   Total realized compensation is defined as salary, non-equity incentive plan compensation and all other compensation as reported in the 2012 Summary Compensation Table, plus stock options exercised or stock awards vested in such year, if any. Stock award vested includes amounts related to the release or vesting of performance-based stock awards granted to Mr. Kent in prior years. Other than shares withheld for taxes, Mr. Kent has not sold any shares received from these awards. In addition, Mr. Kent did not exercise any stock options in 2012.

How Pay is Tied to Company Performance (page 48)

Our compensation programs are designed to reward employees for producing sustainable growth consistent with the Company's 2020 Vision, to attract and retain world-class talent and to align compensation with the long-term interests of our shareowners. The Compensation Committee strongly believes that executive compensation — both pay opportunities and pay actually realized — should be tied to Company performance. The Compensation Committee views performance in two primary ways:

- the Company's operating performance, including results against our long-term growth targets; and
- return to shareowners over time, both on an absolute basis and relative to other companies, including the S&P 500 companies and our compensation comparator group (see page 60).

Operating Performance

In a year marked by continued uncertainty in the global economy, the Company delivered solid volume, revenue and profit growth, and realized further global volume and value share gains in nonalcoholic ready-to-drink beverages. Additional 2012 Company operating performance highlights included:

- Meeting our long-term volume, revenue and profit targets for the full year, an accomplishment we have met or exceeded every year since we announced our 2020 Vision in late 2009.
- Strong full-year global volume growth of 4%, in line with our long-term growth target and led by brand Coca-Cola, up 3% for the full year.

- Full-year reported net revenues grew 3% and comparable currency neutral net revenues grew 6%, in line with our long-term growth target.
- Full-year reported and comparable currency neutral operating income both grew 6%, in line with our long-term growth target.
- Full-year reported earnings per share ("EPS") was $1.97, up 6%, and comparable EPS was $2.01, up 5%.
- Full-year cash from operations was up 12%.

The following illustrates the three-year directional relationship between Company performance, based on two of our key operating metrics, and the compensation (as defined below) of our Chairman and Chief Executive Officer. These key metrics, unit case volume and comparable earnings per share, were chosen because we believe they correlate to long-term shareowner value.



1 2012 does not include Beverage Partners Worldwide ("BPW") unit case volume for those countries in which BPW was phased out in 2012, nor does it include unit case volume of products distributed in the U.S. under a sublicense from a subsidiary of Nestlé S.A. ("Nestlé") which terminated at the end of 2012. In addition, the Company removed BPW and Nestlé licensed unit case volume from the base year when calculating 2012 versus 2011 volume growth rates.

2 Reflects the Company's two-for-one stock split effected on July 27, 2012. Comparable EPS differs from what is reported under accounting principles generally accepted in the U.S. ("GAAP"). See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

3 Total compensation for Mr. Kent in each of 2010, 2011 and 2012, as reported in the 2012 Summary Compensation Table on page 65, excluding "change in pension value and nonqualified deferred compensation earnings". We believe it is appropriate to exclude this component when analyzing the relationship between pay and performance because there are no enhanced or special pension plans for the Named Executive Officers and change in pension value is subject to many variables, such as external interest rates, that are not related to Company performance.

Return to Shareowners

The Company has consistently returned significant value to shareowners over the last one, three and five years, based on total shareowner return. In addition, the Company has a long history of increasing dividends and conducting share repurchases, which continued in 2012.



The following chart shows how a $100 investment in the Company's common stock on December 31, 2007 would have grown to $137 on December 31, 2012, with dividends reinvested quarterly. The chart also compares the total shareowner return on the Company's common stock to the same investment in the S&P 500 Index and the Company's compensation comparator group (see page 60) over the same period, with dividends reinvested quarterly.



* Source: Standard & Poor's Research Insight. Includes the Company's new 2012 comparator group (see page 60) for the five-year period whether or not a company was included in the group for the entire period. For foreign companies included in the comparator group, market value has been converted to U.S. dollars and excludes the impact of currency. Market returns are weighted by relative market capitalization and are adjusted for spin-offs and other special dividends/stock splits, including the Company's two-for-one stock split effected on July 27, 2012.

Mr. Kent's Accomplishments as Chief Executive Officer (page 50)

Under the leadership of Mr. Kent, who became Chief Executive Officer in July 2008 and Chairman of the Board in April 2009, the Company has performed very well and delivered significant value to shareowners. In addition, the Compensation Committee believes that Mr. Kent's strategic vision and focus on long-term sustainable growth has laid a solid foundation for future growth. The Compensation Committee believes that Mr. Kent's leadership has directly contributed to the Company's strong performance over the last several years and should be appropriately rewarded.



Market Cap
$118
billion
as of July 1, 2008
Market Cap
$168
billion
as of Feb. 25, 2013
Mr. Kent becomes CEO
"Open Happiness®" campaign launched
Mr. Kent becomes Chairman of the Board
Coca-Cola Freestyle® machine launched
PlantBottle® packaging introduced
2020 Vision announced
Simply™ announced as billion-dollar brand
Launch of 5by20™ women's empowerment initiative
Closing of CCE Transaction
Minute Maid Pulpy™ announced as billion-dollar brand
Del Valle® announced as billion-dollar brand
125th anniversary of Coca-Cola
Company beverages reach 1.8 billion servings per day
2-for-1 Stock Split (1st in 16 years)
Initiated clean water partnership with DEKA R&D
New 500 million share repurchase program announced
Received Catalyst Award for gender diversity
I LOHAS™ water and Ayataka™ green tea announced as billion-dollar brands
51st consecutive annual dividend increase announced
2008
2009
2010
2011
2012
2013
(Timeline not to scale)

Recent Compensation Committee Actions (page 51)

After considering the Company's operating performance and return to shareowners, Mr. Kent's strong leadership and individual accomplishments, and shareowner feedback (see page 52), the Compensation Committee took the following actions with respect to Mr. Kent's compensation:

- **Base Salary:** There was no change in Mr. Kent's base salary for 2013, following an increase in 2012. See pages 53 and 65.
- **Annual Incentive:** The amount awarded to Mr. Kent for 2012 was flat from the prior year. The amount awarded reflects his personal accomplishments and continued solid unit case volume and earnings per share growth in 2012, despite a very challenging global economic environment. See pages 54 and 65.
- **Long-Term Equity Compensation:** The total reported amount for 2012 (Stock Awards plus Option Awards) was essentially flat from the prior year. Performance-based long-term equity compensation represents the majority of Mr. Kent's pay, as the Compensation Committee believes this element is directly aligned with the interests of our shareowners and most closely linked to accomplishing the Company's 2020 Vision. The amount awarded reflects the Compensation Committee's continued confidence in Mr. Kent's strategic vision and leadership. See page 56 and 65.

In February 2013, the Compensation Committee also approved a new share retention policy for the Company's executive officers. See page 62.

Important Dates for 2014 Annual Meeting of Shareowners (page 17)

- Shareowner proposals submitted for inclusion in our 2014 proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by us by November 11, 2013.
- Notice of shareowner proposals to be raised from the floor of the 2014 Annual Meeting of Shareowners outside of Rule 14a-8 must be received by us by December 25, 2013.



The Coca-Cola Company

ONE COCA-COLA PLAZA
ATLANTA, GEORGIA 30313

MARCH 11, 2013

PROXY STATEMENT

The Board of Directors of The Coca-Cola Company (the "Board") is furnishing you this proxy statement to solicit proxies on its behalf to be voted at the 2013 Annual Meeting of Shareowners of The Coca-Cola Company (the "Company"). The meeting will be held at the Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia 30339 on April 24, 2013, at 9:30 a.m., local time. The proxies also may be voted at any adjournments or postponements of the meeting.

The mailing address of our principal executive offices is The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301. We are first furnishing the proxy materials to shareowners on March 11, 2013.

All properly executed written proxies, and all properly completed proxies submitted by telephone or Internet, that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to completion of voting at the meeting.

Only owners of record of shares of common stock of the Company ("Common Stock") as of the close of business on February 25, 2013, the record date, are entitled to notice of, and to vote at, the meeting or at any adjournments or postponements of the meeting. Each owner of record on the record date is entitled to one vote for each share of Common Stock held. On February 25, 2013, there were 4,456,717,996 shares of Common Stock issued and outstanding. All share and per share data included in the proxy statement have been adjusted to reflect the impact of the Company's two-for-one stock split effected on July 27, 2012.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON APRIL 24, 2013.

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2012 are available at *www.edocumentview.com/coca-cola*.

QUESTIONS AND ANSWERS

Proxy Materials and Voting Information

1. What is included in the proxy materials? What is a proxy statement and what is a proxy?

The proxy materials for our 2013 Annual Meeting of Shareowners include the Notice of Annual Meeting, this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K"). If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that Securities and Exchange Commission ("SEC") regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2013 Annual Meeting of Shareowners. These three officers are Alexander B. Cummings, Jr., Gary P. Fayard and Bernhard Goepelt.

2. What is the difference between holding shares as a shareowner of record and as a beneficial owner?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Computershare Trust Company, N.A. ("Computershare"), you are considered a shareowner of record with respect to those shares. If your shares are held in a brokerage account or bank, broker or other nominee, you are considered the "beneficial owner" of those shares.

3. What shares are included on the proxy card?

If you are a shareowner of record, you will receive only one notice or proxy card for all the shares of Common Stock you hold in certificate form, in book-entry form and in any Company benefit plan.

If you are a Company employee and hold shares of Common Stock in one of our 401(k) or other savings plans, it is important that you direct the plan's administrator how to vote your shares. If you hold shares of Common Stock in The Coca-Cola Company 401(k) Plan, any other U.S. 401(k) or savings plan administered by Mercer Trust Company, the Caribbean Refrescos, Inc. Thrift Plan or a Canadian savings plan and do not vote your shares or specify your voting instructions on your proxy card, the administrator of the applicable plan will vote your shares in the same proportion as the shares for which they have received voting instructions. *To allow sufficient time for voting by the administrators, your voting instructions must be received by April 19, 2013.*

If you are a beneficial owner, you will receive voting instruction information from the bank, broker or other nominee through which you own your shares of Common Stock.

4. What different methods can I use to vote?

By Written Proxy. All shareowners of record can vote by written proxy card. If you are a shareowner of record and receive a notice regarding the availability of proxy materials, you may request a written proxy card by following the instructions included in the notice. If you are a beneficial owner, you may request a written proxy card or a vote instruction form from your bank, broker or other nominee.

By Telephone or Internet. All shareowners of record also can vote by touchtone telephone within the U.S., U.S. territories and Canada, using the toll-free telephone number on the notice or proxy card, or through the Internet, using the procedures and instructions described on the notice or proxy card. Beneficial owners may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or

other nominee will include the instructions with the proxy materials. All shareowners may also vote via our shareowner forum located at *www.theinvestornetwork.com/forum/KO*. The telephone and Internet voting procedures are designed to authenticate shareowners' identities, to allow shareowners to vote their shares and to confirm that their instructions have been recorded properly.

In Person. All shareowners of record may vote in person at the meeting. Beneficial owners may vote in person at the meeting if they have a legal proxy, as described in the response to question 17.

5. What are my voting choices for each of the proposals to be voted on at the 2013 Annual Meeting of Shareowners and what are the voting standards?

Proposal	Voting Choices and Board Recommendation	Voting Standard
Item 1: Election of 16 Director Nominees	• vote in favor of all nominees; • vote in favor of specific nominees; • vote against all nominees; • vote against specific nominees; • abstain from voting with respect to all nominees; or • abstain from voting with respect to specific nominees. **The Board recommends a vote FOR each of the nominees.**	Majority of votes cast
Item 2: Ratification of the Appointment of Ernst & Young LLP as Independent Auditors	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. **The Board recommends a vote FOR the ratification.**	Majority of votes cast
Item 3: Advisory Vote to Approve Executive Compensation	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. **The Board recommends a vote FOR the advisory vote to approve executive compensation.**	Majority of votes cast
Item 4: Amendment to the Company's By-Laws to Permit Shareowners to Call Special Meetings	• vote in favor of the amendment; • vote against the amendment; or • abstain from voting on the amendment. **The Board recommends a vote FOR the amendment to the Company's By-Laws to permit shareowners to call special meetings.**	Majority of votes cast
Item 5: Shareowner Proposal	• vote in favor of the proposal; • vote against the proposal; or • abstain from voting on the proposal. **The Board recommends a vote AGAINST the shareowner proposal.**	Majority of votes cast

As an advisory vote, the proposal to approve executive compensation is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareowners and will consider the outcome of the vote when making future compensation decisions. See page 52 for a discussion of the results of the 2012 advisory vote.

6. What if I am a shareowner of record and do not specify a choice for a matter when returning a proxy?

Shareowners should specify their choice for each matter on the proxy card. If no specific instructions are given, proxies which are signed and returned will be voted:

• FOR the election of all Director nominees as set forth in this proxy statement;

• FOR the proposal to ratify the appointment of Ernst & Young LLP as Independent Auditors;

• FOR the advisory vote to approve executive compensation;

• FOR the amendment to the Company's By-Laws to permit shareowners to call special meetings; and

• AGAINST the shareowner proposal.

7. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Non-Discretionary Items. The election of Directors, the advisory vote to approve executive compensation, the amendment to the Company's By-Laws to permit shareowners to call special meetings and the shareowner proposal are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as Independent Auditors is a discretionary item. Generally, banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

8. How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present, but will not be included in vote totals and will not affect the outcome of the vote.

9. What can I do if I change my mind after I vote my shares?

Shareowners can revoke a proxy prior to the completion of voting at the meeting by:

- giving written notice to the Office of the Secretary of the Company;
- delivering a later-dated proxy; or
- voting in person at the meeting (if you are a beneficial owner, see the response to question 17).

10. Can I access the proxy materials on the Internet? How can I sign up for the electronic proxy delivery service?

The Notice of Annual Meeting, Proxy Statement and the Form 10-K are available at www.edocumentview.com/coca-cola. In addition, shareowners are able to access these documents on the Company's website (www.coca-colacompany.com) as well as our shareowner forum (www.theinvestornetwork.com/forum/KO). Instead of receiving future copies of our Notice of Annual Meeting, Proxy Statement and the Form 10-K by mail, shareowners of record and most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your proxy materials online will save us the cost of producing and mailing documents, and also will give you an electronic link to the proxy voting site.

ELECTRONIC SHAREOWNER DOCUMENT DELIVERY



- Electronic delivery offered since 2005.
- The Company has a tree planted on behalf of each shareowner that signs up.
- Approximately 360,000 trees planted on behalf of Company shareowners.

Shareowners of Record. If you vote on the Internet, simply follow the prompts for enrolling in the electronic shareowner document delivery service. You also may enroll in this service at any time in the future by going directly to www.eTree.com/coca-cola and following the enrollment instructions. As a thank you to each shareowner enrolling in electronic delivery, the Company will have a tree planted on the shareowner's behalf at no cost to the shareowner.

Beneficial Owners. If you hold your shares in a bank or brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information in the proxy materials provided to you by your bank, broker or other nominee regarding the availability of this service.

11. Are votes confidential? Who counts the votes?

We will continue our long-standing practice of holding the votes of all shareowners in confidence from Directors, officers and employees except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company;
- in the case of a contested proxy solicitation;
- if a shareowner makes a written comment on the proxy card or otherwise communicates his or her vote to management; or
- to allow the independent inspectors of election to certify the results of the vote.

We also will continue, as we have for many years, to retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

12. When will the Company announce the voting results?

We will announce the preliminary voting results at the Annual Meeting of Shareowners. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC.

13. Does the Company have a policy about Directors' attendance at the Annual Meeting of Shareowners?

The Company does not have a policy about Directors' attendance at the Annual Meeting of Shareowners, but Directors are encouraged to attend. All Directors at the time, except for two, attended the 2012 Annual Meeting of Shareowners.

14. How are proxies solicited and what is the cost?

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged Georgeson Inc. to assist with the solicitation of proxies for an estimated fee of $25,000 plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of Common Stock.

Our Directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

15. What is householding?

As permitted by the Securities Exchange Act of 1934, as amended (the "1934 Act"), only one copy of this proxy statement is being delivered to shareowners residing at the same address, unless the shareowners have notified the Company of their desire to receive multiple copies of the proxy statement. This is known as householding.

The Company will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any shareowner residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to the Office of the Secretary as described in the response to question 22.

Shareowners of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, Computershare, to request that only a single copy of the proxy statement be mailed in the future.

Contact Computershare by phone at (888) 265-3747 or by mail at 250 Royall Street, Canton, MA 02021.

Beneficial owners, as described in the response to question 17, should contact their broker or bank.

Annual Meeting and Shareowner Forum Information

16.   How do I attend the 2013 Annual Meeting of Shareowners in person?

> **IMPORTANT NOTE: If you plan to attend the annual meeting, you must follow these instructions to gain admission.**

All attendees will need to bring a photo ID to gain admission. Please note that cameras, sound or video recording equipment, cellular telephones, smartphones or other similar equipment, electronic devices, large bags, briefcases or packages will not be allowed in the meeting room.

Attendance at the meeting is limited to shareowners as of the record date (February 25, 2013) or their authorized named representatives.

• **Shareowners of record:** If you are a shareowner of record and receive your proxy materials by mail, your admission ticket is attached to your proxy card. If you are a shareowner of record and receive your materials electronically, and vote via the Internet, there will be instructions to follow when voting to print out your admission ticket.

• **Beneficial owners:** If you are a beneficial owner, bring the notice or voting instruction form you received from your bank, broker or other nominee to be admitted to the meeting. You also may bring your brokerage statement reflecting your ownership of Common Stock as of February 25, 2013 with you to the meeting. Please note that you will not be able to vote your shares at the meeting without a legal proxy, as described in the response to question 17.

• **Authorized named representatives:** If you are a shareowner as of the record date and intend to appoint an authorized named representative to attend the meeting on your behalf, you must send a written request for an admission ticket by regular mail to The Coca-Cola Company, Shareowner Services, P.O. Box 1734, Atlanta, Georgia 30301, by e-mail to *shareownerservices@na.ko.com* or by fax to (404) 676-8409. **Requests for authorized named representatives to attend the meeting must be received no later than Friday, April 19, 2013.**

Please include the following information when submitting your request:

(1)   Your name and complete mailing address;

(2)   Proof that you own shares of the Company as of February 25, 2013 (such as a copy of the portion of your voting instruction form showing your name and address, a bank or brokerage firm account statement or a letter from the bank, broker or other nominee holding your shares).

(3)   A signed authorization appointing such individual to be your authorized named representative at the meeting, which includes the name, address, telephone number and email address of the authorized named representative.

Upon receipt of proper documentation, you and your named representative will receive confirmation that your named representative has been authorized. To gain admission to the meeting, the photo ID presented must match the documentation provided in item (3) above. We reserve the right to limit the number of representatives who may attend the meeting.

Ensuring the 2013 Annual Meeting of Shareowners is safe and productive is our top priority. As such, failure to follow these admission procedures may result in being denied admission or being directed to view the meeting in an overflow room. Because seating in the main meeting room is limited, and in order to be able to address security concerns, we reserve the right to direct attendees to view the meeting in an overflow room. In addition, failure to follow the meeting procedures may result in ejection from the meeting, being directed to view the meeting in an overflow room and/or being denied admission to this and future meetings.

If you have questions regarding these admission procedures, please call Shareowner Services at (404) 676-2777.

17.   How can I vote at the meeting if I am a beneficial owner?

If you are a beneficial owner and want to vote your shares at the annual meeting, you will need to ask your bank, broker or other nominee to furnish you with a legal proxy. You will need to follow the procedures described in the response to question 16 and then bring the legal proxy with you to the meeting and hand it in with a signed ballot that will be provided to you at the meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you do not have a legal proxy, you can still attend the meeting by following the procedures described in the response to question 16. However, you will not be able to vote your shares at the meeting. Accordingly, we encourage you to vote your shares in advance, even if you intend to attend the meeting.

Please note that if you request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the meeting and vote in person or legally appoint another proxy to vote on your behalf.

18. If I cannot attend in person, how can I view the live webcast of the meeting?

To view the live webcast of the business portion of the meeting, you can visit *www.coca-colacompany.com/investors/ shareowner_meeting.* An archived copy of the webcast will be available until approximately June 2013.

Shareowners may also access the webcast through our shareowner forum located at *www.theinvestornetwork.com/forum/KO*. In order to log in to the shareowner forum, you must have your control number, which can be found on your notice or proxy card.

19. What is the shareowner forum and how do I access it?

Our shareowner forum provides validated shareowners the ability to learn more about our Company, participate in a shareowner survey and submit questions in advance of the Annual Meeting of Shareowners. Shareowners may also view the Company's proxy materials, vote through the Internet and access the webcast

of the meeting through the shareowner forum. To access the forum, you must have your control number available, which can be found on your notice, proxy card or voting instruction form. Shareowners may access our shareowner forum at *www.theinvestornetwork.com/forum/KO*.

Company Documents, Communications and Shareowner Proposals

20. How can I view or request copies of the Company's corporate documents and SEC filings?

The Company's website contains the Company's Certificate of Incorporation, By-Laws, Corporate Governance Guidelines, Board Committee Charters, the Codes of Business Conduct and the Company's SEC filings. To view these documents, go to *www.coca-colacompany.com*, click on "Investors" and click on "Corporate Governance". To view the Company's SEC filings and Forms 3, 4 and 5 filed by the Company's Directors and executive officers, go to *www.coca-colacompany.com*, click on "Investors" and click on "SEC Filings".

We will promptly deliver free of charge, upon request, a copy of the Corporate Governance Guidelines, the Board Committee Charters or the Codes of Business Conduct to any shareowner requesting a copy. Requests should be directed to the Office of the Secretary as described in the response to question 22.

We will promptly deliver free of charge, upon request, a copy of the Form 10-K to any shareowner requesting a copy. Requests should be directed to the Company's Consumer and Industry Affairs Department, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301.

21. How can I communicate with the Company's Directors?

Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *shareownerservices@na.ko.com*. At the direction of the Board, all mail received may be opened and screened for security purposes. All mail, other than trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items will be forwarded. Trivial items will be delivered to the Directors at the

next scheduled Board meeting. Mail addressed to a particular Director will be forwarded or delivered to that Director. Mail addressed to "Outside Directors" or "Non-Employee Directors" will be forwarded or delivered to the Chairman of the Committee on Directors and Corporate Governance. Mail addressed to the "Board of Directors" will be forwarded or delivered to the Chairman of the Board.

22. How do I submit a proposal for action at the 2014 Annual Meeting of Shareowners?

A proposal for action to be presented by any shareowner at the 2014 Annual Meeting of Shareowners will be acted upon only:

- if the proposal is to be included in the proxy statement, pursuant to Rule 14a-8 under the 1934 Act, the proposal is received at the Office of the Secretary on or before November 11, 2013; or

- if the proposal is not to be included in the proxy statement, pursuant to our By-Laws, the proposal is submitted in writing to the Office of the Secretary on or before December 25, 2013, and such proposal is, under Delaware General Corporation Law ("Delaware Law"), an appropriate subject for shareowner action.

In addition, the shareowner proponent, or a representative who is qualified under state law, must appear in person at the Annual Meeting of Shareowners to present such proposal.

Proposals should be sent to the Office of the Secretary (1) by mail to the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301, (2) by e-mail to *shareownerservices@na.ko.com* or (3) by fax to (404) 676-8409.

ELECTION OF DIRECTORS (ITEM 1)

The Board is elected by the shareowners to oversee their interest in the long-term health and the overall success of the Company's business and its financial strength. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the shareowners. The Board selects and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Election Process

The Company's By-Laws provide for the annual election of Directors. The Company's By-Laws also provide that the number of Directors shall be determined by the Board, which has set the number at 16 effective at the 2013 Annual Meeting of Shareowners.

The Company's By-Laws further provide that, in an election of Directors where the number of nominees does not exceed the number of Directors to be elected, each Director must receive the majority of the votes cast with respect to that Director. If a Director is not elected, he or she has agreed that a letter of resignation will be submitted to the Board. The Committee on Directors and Corporate Governance will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the resignation taking into account the recommendation of the Committee on Directors and Corporate Governance and publicly disclose its decision and its rationale within 100 days of the certification of the election results. The Director who tenders his or her resignation will not participate in the decisions of the Committee on Directors and Corporate Governance or the Board that concern the resignation.

Director Nominations

The Committee on Directors and Corporate Governance is responsible for identifying and evaluating nominees for Director and for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareowners. Nominees may be suggested by Directors, members of management, shareowners or, in some cases, by a third-party firm.

Shareowners who wish the Committee on Directors and Corporate Governance to consider their recommendations for nominees for the position of Director should submit their recommendations in writing by mail to the Committee on Directors and Corporate Governance in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301, by e-mail to *shareownerservices@na.ko.com* or by fax to (404) 676-8409. Recommendations by shareowners that are made in accordance with these procedures will receive the same consideration by the Committee on Directors and Corporate Governance as other suggested nominees. Nominations for the 2014 Annual Meeting of Shareowners must be received by December 25, 2013.

Director Qualifications

Directors are responsible for overseeing the Company's business consistent with their fiduciary duty to shareowners. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements that are applicable to all Directors and other skills and experience that should be represented on the Board as a whole, but not necessarily by each Director. The Board and the Committee on Directors and Corporate Governance consider the qualifications of Directors and Director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareowners, the Committee on Directors and Corporate Governance considers the potential nominee's judgment, integrity, experience, independence, understanding of the Company's business or other related industries and such other factors the Committee on Directors and Corporate Governance determines are pertinent in light of the current needs of the Board. The Committee on Directors and Corporate Governance also takes into account the ability of a potential nominee to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board and the Committee on Directors and Corporate Governance require that each Director be a recognized person of high integrity with a proven record of success in his or her field.

Each Director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition, the Board conducts interviews of potential Director candidates to assess intangible qualities, including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experience in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Specific Qualifications, Attributes, Skills and Experience to be Represented on the Board

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company's current needs and the business priorities as set forth in the Company's 2020 Vision. The 2020 Vision is an action plan that sets forth a common set of strategies guiding the Coca-Cola system to succeed in the changing environment over this decade.

Additional information regarding the 2020 Vision may be found on the Company's website, *www.coca-colacompany.com*.

The following table summarizes certain key characteristics of the Company's business and the associated qualifications, attributes, skills and experience that the Board believes should be represented on the Board.

Business Characteristics	Qualifications, Attributes, Skills and Experience
The Company's business is multifaceted and involves complex financial transactions in many countries and in many currencies.	• High level of financial literacy • Relevant Chief Executive Officer/President experience
The Company's business is truly global and multicultural, with its products sold in over 200 countries around the world.	• Diversity of race, ethnicity, gender, age, cultural background or professional experience • Broad international exposure
The Company's business is a complicated global enterprise and most of the Company's products are manufactured and sold by bottling partners around the world.	• Extensive knowledge of the Company's business, industry or manufacturing
Marketing is the core focus of the Company's business and the Company seeks to develop and deploy the world's most innovative and effective marketing and technology.	• Marketing/marketing-related technology experience
The Company's business requires compliance with a variety of regulatory requirements across a number of countries and relationships with various governmental entities and non-governmental organizations.	• Governmental or geopolitical expertise
The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	• Risk oversight/management expertise

2013 Nominees for Director

Upon the recommendation of the Committee on Directors and Corporate Governance, the Board has nominated each of Herbert A. Allen, Ronald W. Allen, Howard G. Buffett, Richard M. Daley, Barry Diller, Helene D. Gayle, Evan G. Greenberg, Alexis M. Herman, Muhtar Kent, Robert A. Kotick, Maria Elena Lagomasino, Donald F. McHenry, Sam Nunn, James D. Robinson III, Peter V. Ueberroth and Jacob Wallenberg for election as Director. All of the nominees are independent under New York Stock Exchange ("NYSE") corporate governance rules, except Herbert A. Allen and Muhtar Kent.

Each of the Director nominees currently serves on the Board and was elected by the shareowners at the 2012 Annual Meeting of Shareowners, except for Dr. Gayle who was nominated by the Board in February 2013 to stand for election at the meeting. Dr. Gayle was identified as a potential Director by the Committee on Directors and Corporate Governance, who determined that she was qualified under the Committee's criteria. If elected, each nominee will hold office until the 2014 Annual Meeting of Shareowners and until his or her successor is elected and qualified.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee should become unable for any reason or unwilling for good cause to serve, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of Directors.

The Board believes that the combination of the various qualifications, skills and experiences of the 2013 Director nominees would contribute to an effective and well-functioning Board. The Board and the Committee on Directors and Corporate Governance believe that, individually and as a whole, the Directors possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.

Included in each Director nominee's biography below is an assessment of the specific qualifications, attributes, skills and experience of such nominee based on the qualifications described above. Immediately after the biographies, we have also included a summary describing the qualifications of the nominees.

The Board of Directors recommends a vote FOR the election of each of the Director nominees.

Herbert A. Allen



Director since 1982

Age: 73

Board Committees: Executive, Finance, Management Development (Chair)

Other Public Company Boards: None

Mr. Allen is President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm, and has held these positions for more than the past five years. He previously served as a Director of Convera Corporation from 2000 to 2010.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Extensive experience in venture capital, underwriting, mergers and acquisitions, private placements and money management services at Allen & Company Incorporated. Supervises Allen & Company Incorporated's principal financial and accounting officers on all matters related to the firm's financial position and results of operations and the presentation of its financial statements.
Relevant Chief Executive Officer/President Experience	President and Chief Executive Officer of Allen & Company Incorporated, a preeminent investment firm focused on the media, entertainment and technology industries.
Extensive Knowledge of the Company's Business	Director of the Company since 1982 and through Allen & Company Incorporated, has served as financial advisor to the Company and its bottling partners on numerous transactions.
Marketing/Marketing-Related Technology Experience	Significant marketing experience through ten-year public company directorship at Convera Corporation, a company that used technology to help clients build an online community and increase their Internet advertising revenues.

Ronald W. Allen



Director since 1991

Age: 71

Board Committees: Audit, Compensation

Other Public Company Boards: Aaron's, Inc. (since 1997), Aircastle Limited (since 2006), Forward Air Corporation (2011 to May 2013), Guided Therapeutics, Inc. (since 2008)

Mr. Allen is Chairman of the Board, President and Chief Executive Officer of Aaron's, Inc. In November 2012, he was appointed Chairman of the Board of Aaron's, Inc., where he has served as a Director since 1997. Mr. Allen has served as President and Chief Executive Officer of Aaron's, Inc. since February 2012 and as interim President and Chief Executive Officer of Aaron's, Inc. from November 2011 until February 2012. Mr. Allen serves as Chairman of the Board of Guided Therapeutics, Inc. Mr. Allen retired as the Chairman of the Board, President and Chief Executive Officer of Delta Air Lines, Inc. ("Delta"), one of the world's largest global airlines, in July 1997. From July 1997 through July 2005, Mr. Allen was a consultant to and Advisory Director of Delta. He previously served as a Director of Interstate Hotels & Resorts, Inc. from 2006 to 2010.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	In addition to overseeing the financial matters in his role as Chairman of the Board, Chief Executive Officer and President of Aaron's, Inc., a leading specialty retailer of consumer electronics, computers, residential furniture, household appliances and accessories, also served on its Audit Committee. Serves on the Audit Committee of Aircastle Limited, a global company that acquires, leases and sells high-utility commercial jet aircraft to customers throughout the world. Served on the Investment Committee of Interstate Hotels & Resorts, Inc., a large independent hotel management company of major global brands.
Relevant Chief Executive Officer/President Experience	Chief Executive Officer and President of Aaron's, Inc. Served as Chief Executive Officer and President of Delta from 1987 to 1997. During his tenure at Delta, he managed the company through very difficult times, brought it back to sustained profitability, established a program to lower the airline's cost structure and grew the business through expansion into foreign markets.
Broad International Exposure	Former Chairman and Chief Executive Officer of Delta, which operates an extensive global network, spanning 59 countries on six continents. Serves as a Director at Aircastle Limited and served as a Director at Interstate Hotels & Resorts, Inc., each of which has international operations.
Extensive Knowledge of the Company's Business and Manufacturing	22-year directorship at the Company. Significant manufacturing experience as a senior executive at Aaron's, Inc., whose business includes a furniture manufacturing division.

Howard G. Buffett



Director since 2010

Age: 58

Board Committees: Public Issues and Diversity Review

Other Public Company Boards: Berkshire Hathaway Inc. (since 1993), Lindsay Corporation (since 1995)

Mr. Buffett is President of Buffett Farms, a commercial farming operation, and President of the Howard G. Buffett Foundation, a charitable foundation that supports initiatives focused on food and water security, conservation and conflict management, and has held these positions for more than the past five years.

Specific Qualifications, Attributes, Skills and Experience:

Broad International Exposure	The Howard G. Buffett Foundation, of which Mr. Buffett is President, focuses much of its work in communities in Africa and Latin America. In 2007, the Foundation launched the Global Water Initiative to address productive and household water resource constraints in Africa and Central America. In 2012, the Global Water Initiative refocused its mission to look at water resource constraints for agricultural production globally. Served in various management roles at Archer-Daniels-Midland Company, one of the largest agricultural processors in the world, including a lead business development role for Latin America.
Extensive Knowledge of the Company's Business	From 1993 to 2004, served as a Director of Coca-Cola Enterprises Inc., then the world's largest Coca-Cola bottler, which enabled Mr. Buffett to acquire extensive knowledge of its bottling operations and an understanding of the Coca-Cola system.
Governmental or Geopolitical Expertise	Served on two United States Trade Representative Committees and was appointed a United Nations Goodwill Ambassador Against Hunger in 2007. Gained governmental experience through service in elected office in Douglas County, Nebraska from 1989 to 1992. Extensive experience on international socioeconomic and regulatory issues including agricultural resource development and water resource management as President of the Howard G. Buffett Foundation, which works to improve subsistence agriculture and resolve conflicts tied to food shortages. Served as Chairman of Coca-Cola Enterprises Inc.'s Public Issues Review Committee.
Risk Oversight/Management Expertise	Oversees and manages operational risks as President of Buffett Farms and the Howard G. Buffett Foundation and as a Director of Berkshire Hathaway Inc., a complex and diversified multinational company, Lindsay Corporation, a worldwide leader in the manufacturing of agricultural irrigation products, and Sloan Implement, a privately-owned distributor of John Deere agricultural equipment.

Richard M. Daley



Director since 2011

Age: 70

Board Committees: Directors and Corporate Governance

Other Public Company Boards: None

Mr. Daley was the Mayor of Chicago from 1989 to 2011. Mr. Daley is the Executive Chairman of Tur Partners LLC, an investment and advisory firm focusing on sustainable solutions within the urban environment, and has held this position since May 2011. He is an Of Counsel at Katten Muchin Rosenman LLP, a full-service law firm with more than 600 attorneys in locations across the United States and an affiliate in London and Shanghai, and has held this position since June 2011. In October 2011, he was appointed a senior advisor to JPMorgan Chase & Co., where he chairs the Global Cities Initiative, a joint project of JPMorgan Chase & Co. and the Brookings Institution to help cities identify and leverage their greatest economic development resources. Mr. Daley also has been a distinguished senior fellow at the University of Chicago Harris School of Public Policy since May 2011.

Specific Qualifications, Attributes, Skills and Experience:

Relevant Chief Executive Officer/President Experience	As Mayor of Chicago, served as the chief executive of one of the world's largest cities, managing all aspects of a complex governmental organization, including its multi-billion dollar budget and over 30 departments with over 35,000 employees. Serves as Executive Chairman of Tur Partners LLC.
Broad International Exposure	As Mayor, helped Chicago become a prominent player in the global economy. Chicago has been ranked among the world's top economic centers and in 2010, Foreign Policy magazine ranked Chicago number six among global cities. Particular focus on developing relationships in China through efforts such as the Chicago-China Friendship Initiative campaign. Ongoing international exposure with policymakers from around the world as distinguished senior fellow at the University of Chicago Harris School of Public Policy and as a member of the International Advisory Board for the Russian Direct Investment Fund.
Governmental or Geopolitical Expertise	Over a 42-year career in public service. Mayor of Chicago for 22 years and the longest serving Mayor in Chicago's history. As Mayor, earned a reputation for improving Chicago's quality of life, acting to improve public schools, strengthening its economy and helping Chicago become among the most environmentally friendly cities in the world.
Risk Oversight/Management Expertise	Significant expertise in managing and overseeing risks as Mayor of Chicago, including emergency and crisis management, and oversight of governmental, economic, environmental, human resources and social risks.

Barry Diller



Director since 2002

Age: 71

Board Committees: Directors and Corporate Governance, Executive, Finance (Chair), Management Development

Other Public Company Boards: Expedia, Inc. (since 2005), IAC/InterActiveCorp (since 1995), The Washington Post Company (since 2000), TripAdvisor, Inc. (since 2011)

Mr. Diller is Chairman of the Board and Senior Executive of IAC/InterActiveCorp, a leading media and Internet company. Mr. Diller held the positions of Chairman of the Board and Chief Executive Officer of IAC/InterActiveCorp and its predecessors since August 1995 and ceased serving as Chief Executive Officer in December 2010. Mr. Diller is also Chairman of the Board and Senior Executive of Expedia, Inc., an online travel company. Mr. Diller is a director of TripAdvisor, Inc., an online travel company, and served as its Chairman of the Board and Senior Executive from December 2011, when it was spun off from Expedia, Inc., until December 2012. Mr. Diller served as the non-executive Chairman of the Board of Ticketmaster Entertainment, Inc. from 2008 to 2010, when it merged with Live Nation, Inc. to form Live Nation Entertainment, Inc. Mr. Diller served as the non-executive Chairman of the Board of Live Nation Entertainment, Inc. from January 2010 to October 2010 and was a member of its Board until January 2011.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Extensive experience in financings, mergers, acquisitions, investments and strategic transactions, including transactions with Silver King Broadcasting, QVC, Inc., Ticketmaster Entertainment, Inc. and Home Shopping Network, Inc. Serves on the Finance Committee of The Washington Post Company, a diversified education and media company.
Relevant Chief Executive Officer/President Experience	Served as Chief Executive Officer of IAC/InterActiveCorp for approximately 17 years. Beginning with QVC, Inc. in 1992, served as chief executive for a number of predecessor companies engaged in media and interactivity prior to the formation of IAC/InterActiveCorp. Previously served as Chairman and Chief Executive Officer of Fox, Inc. from 1984 to 1992. Prior to joining Fox, Inc., served for ten years as Chairman and Chief Executive Officer of Paramount Pictures Corporation.
Broad International Exposure	Chairman of the Board and Senior Executive of IAC/InterActiveCorp, which operates diversified Internet businesses across more than 30 countries. Chairman of the Board and Senior Executive of Expedia, Inc., the largest online travel company in the world, which provides localized travel services to customers throughout North America, Asia, Australia and Europe. Served as Chairman of the Board and Senior Executive of TripAdvisor, Inc., which operates travel websites in 30 countries worldwide. Member of the Council on Foreign Relations.
Marketing/Marketing-Related Technology Experience	Extensive experience and leadership roles in the consumer Internet and digital media sectors that are of particular relevance to the Company's marketing strategy. This includes experience at IAC/InterActiveCorp, which has several business units/websites that operate in the marketing and technology industries, including IAC Advertising Solutions, Ask.com, Match.com, CollegeHumor, CityGrid Media and Outletbuy.com, at Expedia, Inc., which operates several travel websites, including Expedia.com, Hotels.com and Hotwire.com, and at TripAdvisor, Inc., which operates Tripadvisor.com.

Helene D. Gayle



Director Nominee

Age: 57

Board Committees: Compensation (if elected)

Other Public Company Boards: Colgate-Palmolive Company (since 2010)

Dr. Gayle has been President and Chief Executive Officer of CARE USA, a leading international humanitarian organization, since 2006. From 2001 to 2006, she served as senior advisor in the Global Health Program at the Bill & Melinda Gates Foundation. Dr. Gayle started her 20-year career in public health at the U.S. Centers for Disease Control and Prevention ("CDC") in 1984 where she held various positions, ultimately becoming the director of the CDC's National Center for HIV, STD and TB Prevention in 1995.

Specific Qualifications, Attributes, Skills and Experience:

Relevant Chief Executive Officer/President Experience	President and Chief Executive Officer of CARE USA, a leading nonprofit organization with operating support and revenues exceeding $500 million per year.
Diversity	African-American; female; a medical specialist with a masters of public health; an expert on health, global development and humanitarian issues.
Broad International Exposure	Experience managing international operations at CARE USA, which has programs in 84 countries around the world, including in many emerging markets. Helped develop global health initiatives in leadership roles at the CDC and the Bill & Melinda Gates Foundation. Currently serves on the Board of the Center for Strategic & International Studies, the Rockefeller Foundation and the Harvard Business School Social Enterprise Initiative. Member of the Council on Foreign Relations.
Governmental or Geopolitical Expertise	Extensive leadership experience in the global public health field through service at the CDC and through a leadership position with the Bill & Melinda Gates Foundation, directing programs on HIV/AIDS and other global health issues. Member of the U.S. Department of State's Foreign Affairs Policy Board and serves on the President's Commission on White House Fellowships. Achieved the rank of Assistant Surgeon General and Rear Admiral in the United States Public Health Service.

Evan G. Greenberg



Director since 2011

Age: 58

Board Committees: Audit (Chair), Finance

Other Public Company Boards: ACE Limited (since 2002)

Mr. Greenberg is the Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance organization. He served as President and Chief Operating Officer of ACE Limited from June 2003 to May 2004, when he was elected to the position of President and Chief Executive Officer. Mr. Greenberg has served on the Board of ACE Limited since 2002 and was elected as Chairman of the Board in May 2007. Prior to joining the ACE Group in 2001, Mr. Greenberg held a number of senior management positions at American International Group, Inc. ("AIG"), most recently serving as President and Chief Operating Officer from 1997 until 2000.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Over 37 years of experience in the insurance industry, including managing global businesses and overseeing complex financial transactions involving numerous countries and currencies.
Relevant Chief Executive Officer/President Experience	President and Chief Executive Officer of ACE Limited since 2004. President and Chief Operating Officer of ACE Limited from 2003 to 2004. Chief Executive Officer of ACE Overseas General from 2002 to 2003 and Chief Executive Officer of ACE Tempest Re from 2001 to 2002. President and Chief Operating Officer of AIG, a leading international insurance organization, from 1997 to 2000.
Broad International Exposure	Chairman and Chief Executive Officer of ACE Limited, one of the world's largest multiline property and casualty insurers, which serves clients in over 170 countries. Extensive experience and business relationships in Asia, including serving as Chief Executive Officer of AIG Far East, based in Japan. Serves on the Board of the National Committee on United States-China Relations and the U.S.-China Business Council, is Chairman of the US-ASEAN Business Council and is a trustee of the Center for the National Interest.
Risk Oversight/Management Expertise	Extensive risk oversight/management experience through various underwriting and management positions in the global property, casualty and life insurance sectors.

Alexis M. Herman



Director since 2007

Age: 65

Board Committees: Compensation, Public Issues and Diversity Review (Chair)

Other Public Company Boards: Cummins Inc. (since 2001), Entergy Corporation (since 2003), MGM Resorts International (since 2002)

Ms. Herman is the Chair and Chief Executive Officer of New Ventures LLC, a corporate consulting company, and has held these positions since 2001. She serves as Chair of the Business Advisory Board of Sodexo, Inc., an integrated food and facilities management services company, and as Chair of Toyota Motor Corporation's North American Diversity Advisory Board. As chair of the Company's Human Resources Task Force from 2001 to 2006, Ms. Herman worked with the Company to identify ways to improve its human resources policies and practices following the November 2000 settlement of an employment lawsuit. From 1997 to 2001, she served as U.S. Secretary of Labor.

Specific Qualifications, Attributes, Skills and Experience:

Diversity	African-American; female; professional experience in government, nonprofit/charitable organizations and business. Member of the Board of Trustees of the National Urban League, a civil rights organization.
Broad International Exposure	12-year public company directorship at Cummins Inc., a company that manufactures, sells and services diesel engines and related technology to its customers through its network of 600 company-owned and independent distributor facilities and more than 6,000 dealer locations in approximately 190 countries and territories. Served as Chair of the Working Party for the Role of Women in the Economy for the Organisation for Economic Co-operation and Development ("OECD"), an international organization helping governments tackle the economic, social and governance challenges of a globalized economy.
Governmental or Geopolitical Expertise	Former United States Secretary of Labor from 1997 to 2001. Former White House Assistant to President Clinton and Director of the White House Office of Public Liaison. Served as Director of the Labor Department's Women's Bureau under President Jimmy Carter. Former Chief of Staff and former Vice Chair of the Democratic National Committee. Serves as a Trustee of the Clinton Bush Haiti Fund. Served as Chair of the Working Party for the Role of Women in the Economy for OECD. Serves as Chair of the Community Affairs Committee for MGM Resorts International, a global hospitality company.
Risk Oversight/Management Expertise	Significant expertise in management and oversight of labor and human relations risks, including handling the United Parcel Service workers' strike in 1997 while U.S. Secretary of Labor. Chair of the Company's Human Resources Task Force following the November 2000 settlement of an employment lawsuit. Serves on the Audit Committee of Cummins Inc. and MGM Resorts International.

Muhtar Kent



Director since 2008

Age: 60

Board Committees: Executive (Chair)

Other Public Company Boards: 3M Company (effective April 1, 2013)

Mr. Kent is Chairman of the Board, Chief Executive Officer and President of the Company. He has held the position of Chairman of the Board since April 23, 2009, the position of Chief Executive Officer since July 1, 2008 and the position of President since December 7, 2006. From December 2006 through June 2008, Mr. Kent served as President and Chief Operating Officer of the Company. From January 2006 through December 2006, Mr. Kent served as President of Coca-Cola International and was elected Executive Vice President of the Company in February 2006. From May 2005 through January 2006, he was President and Chief Operating Officer of the Company's North Asia, Eurasia and Middle East Group, an organization serving a broad and diverse region that included China, Japan and Russia. Mr. Kent originally joined the Company in 1978 and held a variety of marketing and operations roles until 1995, when he became Managing Director of Coca-Cola Amatil Limited-Europe covering bottling operations in 12 countries. From 1999 until his return to the Company in May 2005, he served as President and Chief Executive Officer of the Efes Beverage Group, a diversified beverage company with Coca-Cola and beer operations across Southeast Europe, Turkey and Central Asia.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Substantial financial experience gained in roles as Chief Executive Officer and President of the Company and Efes Beverages Group, both multi-national companies. Oversight of complex financial transactions and profit and loss responsibility during prior operations and leadership roles with the Company.
Relevant Chief Executive Officer/President Experience	In addition to serving as the Company's Chief Executive Officer, served as President and Chief Executive Officer of Efes Beverage Group.
Broad International Exposure	Over 32 years of Coca-Cola system experience including extensive experience in international markets. Chair of the International Business Council of the World Economic Forum and fellow of the Foreign Policy Association. Appointed as a member of the Eminent Persons Group for ASEAN by President Obama and then Secretary of State Clinton. Member of the Board of Trustees of the United States Council for International Business and the Center for Strategic & International Studies and member of the Board of Directors of the Special Olympics. Former Chairman of the Board of the US-China Business Council.
Extensive Knowledge of the Company's Business, Industry and Manufacturing	Chairman of the Board (since 2009), Chief Executive Officer (since 2008), Chief Operating Officer (December 2006 to June 2008) and President (since 2006) of the Company. Joined the Company in 1978 and held a variety of marketing and operations roles during his tenure and also held leadership roles at two bottlers in the Coca-Cola system.

Robert A. Kotick



Director since 2012

Age: 50

Board Committees: Management Development

Other Public Company Boards: Activision Blizzard, Inc. (since 1991)

Mr. Kotick is President, Chief Executive Officer and a Director of Activision Blizzard, Inc., an interactive entertainment software company, and has held these positions since 2008. Mr. Kotick served as Chairman and Chief Executive Officer of the predecessor to Activision Blizzard, Inc. from 1991 to 2008. He previously served as a Director of Yahoo! Inc. from 2003 to 2008.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Over 21 years of experience as Chief Executive Officer of Activision Blizzard, Inc. and its predecessor, a global interactive entertainment software company, including managing complex international operations and financial transactions.
Relevant Chief Executive Officer/President Experience	Served as Chief Executive Officer of Activision Blizzard, Inc.'s predecessor for over 17 years and has served as President of Activision Blizzard, Inc. since 2008.
Broad International Exposure	President and Chief Executive Officer of Activision Blizzard, Inc., whose interactive software products are sold globally. In addition, he gained additional international business experience during his service on the Board of Directors of Yahoo! Inc., a leading global Internet company with one of the most visited Internet destinations worldwide, from 2003 to 2008.
Marketing/Marketing-Related Technology Experience	Significant marketing and technology experience as President and Chief Executive Officer of Activision Blizzard, Inc., one of the top publishers of interactive entertainment software with leading market positions across every major category of the rapidly growing interactive entertainment software industry. As a leader in the gaming industry, brings extensive marketing insight about key demographic groups and utilization of technology and social media in marketing.

Maria Elena Lagomasino



Director since 2008

Age: 63

Board Committees: Compensation (Chair), Directors and Corporate Governance, Management Development

Other Public Company Boards: Avon Products, Inc. (since 2000)

Maria Elena Lagomasino is the Chief Executive Officer and Managing Partner of WE Family Offices, a multi-family office serving global high net worth families, and has held these positions since March 2013. Ms. Lagomasino served as Chief Executive Officer of GenSpring Family Offices, LLC, an affiliate of SunTrust Banks, Inc., from November 2005 through October 2012. From September 2001 to March 2005, Ms. Lagomasino was Chairman and Chief Executive Officer of JPMorgan Private Bank, a division of JPMorgan Chase & Co., a global financial services firm. Prior to assuming this position, she was Managing Director of The Chase Manhattan Bank in charge of its Global Private Banking Group. Ms. Lagomasino had been with Chase Manhattan since 1983 in various positions in private banking. She served as a Director of the Company from April 2003 to April 2006.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Over 30 years of experience in the financial industry and a recognized leader in the wealth management industry. Chief Executive Officer and Managing Partner at WE Family Offices, a multi-family office serving global high net worth families. Former Chief Executive Officer of GenSpring Family Offices, LLC, a wealth management firm that is an affiliate of SunTrust Banks, Inc.
Relevant Chief Executive Officer/President Experience	Serves as Chief Executive Officer of WE Family Offices and served as Chief Executive Officer of GenSpring Family Offices, LLC and JPMorgan Private Bank.
Diversity	Hispanic; female; professional experience in global capital markets and government.
Broad International Exposure	Significant international experience as Chief Executive Officer of GenSpring Family Offices, LLC and Chairman and Chief Executive Officer of JPMorgan Private Bank. During tenure with The Chase Manhattan Bank, served as Managing Director of the Global Private Banking Group, Vice President of private banking in the Latin America region and head of private banking for the western hemisphere. Over 35 years of experience working with Latin America. Exposure to international issues as a director of the Americas Society and as a member of the Council on Foreign Relations.

Donald F. McHenry



Director since 1981

Age: 76

Board Committees: Audit, Directors and Corporate Governance, Public Issues and Diversity Review

Other Public Company Boards: None

Mr. McHenry has served as Distinguished Professor in the Practice of Diplomacy and International Affairs at the School of Foreign Service at Georgetown University since 1981. From 1981 to May 2007, he was a principal owner and President of the IRC Group, LLC, a Washington, D.C. consulting firm. He previously served as a Director of International Paper Company from 1981 to 2008.

Specific Qualifications, Attributes, Skills and Experience:

Diversity	African-American; professional experience in government, foreign diplomacy and education.
Broad International Exposure	Serves as Distinguished Professor in the Practice of Diplomacy and International Affairs at the School of Foreign Service, Georgetown University. Gained extensive foreign diplomacy experience throughout his career. Gained significant international business experience as a Director of AT&T Corp., FleetBoston Financial Corporation, GlaxoSmithKline plc and International Paper Company.
Extensive Knowledge of the Company's Business	32-year directorship with the Company.
Governmental or Geopolitical Expertise	Began career at U.S. Department of State in 1963. Served as a member of President Jimmy Carter's transition staff at the Department of State before joining the U.S. Mission to the United Nations in 1976. In 1977, appointed as the U.S. Deputy Representative to the U.N. Security Council. Served as United States Ambassador and Permanent Representative to the United Nations from September 1979 until January 1981. Serves on the Boards of nonprofit organizations including the American Assembly, the American Ditchley Foundation, the Ford Foundation International Fellowships Program, the Peterson Institute for International Economics, the Institute of International Education and the Institute for the Study of Diplomacy.

Sam Nunn



Director since 1997

Age: 74

Board Committees: Directors and Corporate Governance, Finance, Public Issues and Diversity Review

Other Public Company Boards: General Electric Company (since 1997), Hess Corporation (since 2012)

Mr. Nunn is Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, a position he has held since 2001. The Nuclear Threat Initiative is a nonprofit organization working to reduce the global threats from nuclear, biological and chemical weapons. He has served as the Chairman of the Board of the Center for Strategic & International Studies since 1999. He served as a member of the U.S. Senate from 1972 through 1996. He previously served as a Director of Chevron Corporation from 1997 to 2011 and Dell Inc. from 1999 to 2011.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Has served on the Company's Finance Committee for over 15 years. Served on the Finance Committee of Dell Inc. and the Audit Committees of Dell Inc. and Scientific-Atlanta, Inc.
Broad International Exposure	15-year public company directorship at General Electric Company, which serves customers in more than 100 countries and employs more than 280,000 people worldwide. 14-year public company directorship at Chevron Corporation, which conducts business in more than 100 countries. 12-year public company directorship at Dell Inc., which is one of the world's largest suppliers of computer systems. Since August 2012, Director of Hess Corporation, a global independent energy company. Since 1999, Chairman of the Board of Trustees of the Center for Strategic & International Studies, a preeminent international policy institution.
Marketing/Marketing-Related Technology Experience	Regular exposure to marketing and marketing-related technology through directorships at Dell Inc., a leading technology company, General Electric Company, a diversified technology, media and financial services company and Chevron Corporation, one of the world's largest integrated energy companies.
Governmental or Geopolitical Expertise	Recognized leader in the U.S. on national security and foreign policy. Extensive experience in government, public and social policy and international affairs as a result of his 24 years of service as a U.S. Senator from Georgia and more recently as Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative. During his tenure in the U.S. Senate, chaired the Senate Committee on Armed Services and the Permanent Subcommittee on Investigations. Also served on the Senate Intelligence and Small Business Committees. Continued his service in the public policy arena as Chairman of the Board of the Center for Strategic & International Studies and as Distinguished Professor in the Sam Nunn School of International Affairs at Georgia Institute of Technology. Chair of the Public Responsibilities Committee at General Electric Company and served as Chair of the Public Policy Committee at Chevron Corporation.

James D. Robinson III



Director since 1975

Age: 77

Board Committees: Compensation, Directors and Corporate Governance (Chair), Management Development

Other Public Company Boards: None

Mr. Robinson is Co-Founder and General Partner of RRE Ventures, an early stage technology-focused venture capital firm, and has held this position since 1994. He is also President of J.D. Robinson, Inc., a strategic advisory firm. He served as non-executive Chairman of the Board of Bristol-Myers Squibb Company from 2005 to 2008 and as Chairman and Chief Executive Officer of American Express Company from 1977 to 1993. He previously served as a Director of Novell, Inc. from 2001 to 2009.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Long and distinguished career in the banking, finance and venture capital industries, including over 20 years of experience at the American Express Company. Co-founded RRE Ventures, a technology-focused venture capital firm.
Relevant Chief Executive Officer/President Experience	Served as Chief Executive Officer of American Express Company, a major, multinational corporation with a well-recognized global brand, from 1977 to 1993. During his tenure at American Express Company, engineered a number of strategic acquisitions and dispositions.
Extensive Knowledge of the Company's Business	38-year directorship at the Company. Presiding Director of the Company's Board of Directors.
Marketing/Marketing-Related Technology Experience	As Co-Founder and General Partner of RRE Ventures, has been an active strategic, operational and financial partner with over 140 early stage information technology companies. Eight-year public company directorship at Novell, Inc., a company that develops, sells and installs enterprise-quality software.

Peter V. Ueberroth



Director since 1986

Age: 75

Board Committees: Audit, Finance

Other Public Company Boards: Aircastle Limited (since 2006)

Mr. Ueberroth is an investor and Chairman of the Contrarian Group, Inc., a business management company, and has held this position since 1989. He serves as Chairman of the Board of Aircastle Limited and non-executive Co-Chairman of Pebble Beach Company. He previously served as a Director of Adecco SA from 2004 to 2008 and Ambassadors International, Inc. from 2005 to 2008.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Investor and Chairman of Contrarian Group, Inc., a business management company. As President of the 1984 Los Angeles Olympic Organizing Committee, employed innovative strategies to ensure financial success, resulting in a significant budget surplus.
Extensive Knowledge of the Company's Business	27-year directorship at the Company. Significant experience from a customer perspective in the hospitality industry, including as a Director of Hilton Hotels Corporation from 2000 to 2007. Significant involvement with the Olympic Games, with which the Company has had a partnership since 1928.
Marketing/Marketing-Related Technology Experience	As former Commissioner of Major League Baseball, gained extensive marketing experience and successfully increased attendance, improved financial condition of teams and doubled national television revenue. As organizer of the 1984 Olympic games and as Chairman of the United States Olympic Committee, his experience with the development of sponsorship models, the torch relay and the negotiation of media rights provided him with a valuable understanding of marketing strategies.
Risk Oversight/Management Expertise	Chairman of the Company's Audit Committee for over 14 years. Significant risk management experience as investor and Chairman of Contrarian Group, Inc., a business management company focused on providing independent financial investment services.

Jacob Wallenberg



Director since 2008

Age: 57

Board Committees: Directors and Corporate Governance, Public Issues and Diversity Review

Other Public Company Boards: ABB Ltd. (since 1999), Investor AB (since 2005), SAS AB (since 2001), Skandinaviska Enskilda Banken AB (since 1998), Telefonaktiebolaget LM Ericsson (since 2011)

Mr. Wallenberg is Chairman of the Board of Investor AB, a Swedish industrial holding company, and has held this position since April 2005. Mr. Wallenberg is also Vice Chairman of Skandinaviska Enskilda Banken AB ("SEB"), a North European financial group, having served as its Chief Executive Officer from 1997 to 1998 and as its Chairman of the Board from April 1998 to April 2005. Mr. Wallenberg also serves as Vice Chairman of SAS AB, a Swedish airline company, and as Deputy Chairman of Telefonaktiebolaget LM Ericsson, a global telecommunications company. He previously served as a director of Atlas Copco AB, a Swedish company, from 1998 to 2012.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Extensive career in finance and investment management, starting with a predecessor to JPMorgan Chase & Co. in 1981. An owner of SEB, a financial group. Currently serving as Vice Chairman, having served as Chairman, Chief Executive Officer and President of SEB, Chairman of Investor AB, an investment company, and a Member of the International Advisory Board of The Blackstone Group. Serves as a member of the Finance, Audit and Compliance Committee of ABB Ltd., as a member of the Finance Committee of Telefonaktiebolaget LM Ericsson and as a member of the Audit Committee of Investor AB.
Diversity	Swedish national; significant experience with non-U.S. companies.
Broad International Exposure	Entire career focused outside of the U.S. with a number of international companies including ABB Ltd, a global power and automation technology company that operates in approximately 100 countries, SAS AB, a Sweden based airline and Atlas Copco AB, a global electric tools and equipment company. Mayor of Shanghai's International Business Leaders Advisory Council. Board member of the Knut and Alice Wallenberg Foundation AB.
Governmental or Geopolitical Expertise	Member of the European Round Table of Industrialists. Director of the Peterson Institute for International Economics, a research institution devoted to the study of international economic policy.

Summary of 2013 Nominees for Director

The following summarizes the qualifications of the 2013 nominees for Director that led the Board to conclude that each Director nominee is qualified to serve on the Board.

ALL DIRECTOR NOMINEES EXHIBIT:

- High integrity
- A proven record of success
- An appreciation of multiple cultures
- A commitment to sustainability and social issues
- Innovative thinking
- Knowledge of corporate governance requirements and practices


SPECIFIC QUALIFICATIONS*
Jacob Wallenberg
Herbert A. Allen
Ronald W. Allen
Howard G. Buffett
Richard M. Daley
Barry Diller
Helene D. Gayle
Evan G. Greenberg
Alexis M. Herman
Muhtar Kent
Robert A. Kotick
Maria Elena Lagomasino
Donald F. McHenry
Sam Nunn
James D. Robinson III
Peter V. Ueberroth
High level of financial literacy*
Relevant Chief Executive Officer /President experience*
Diversity of race, ethnicity, gender, age, cultural background or professional experience*
Broad international exposure*
Extensive knowledge of the Company's business, industry or manufacturing*
Marketing/marketing-related technology experience*
Governmental or geopolitical expertise*
Risk oversight/management expertise*

* *The fact that an item is not highlighted for a Director does not mean that the Director does not possess that qualification, attribute, skill or experience.*


INDEPENDENCE
2
Non-independent Director Nominees
14
Independent Director Nominees


TENURE
>10 years
6
5
0 - 2 years
1
4
6 - 10 years
3 - 5 years

DIRECTOR COMPENSATION

The Committee on Directors and Corporate Governance is responsible for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to Directors for Board, committee and committee chair services. Under the Committee on Directors and Corporate Governance's charter, the Committee is authorized to engage consultants or advisors in connection with its review and analysis of Director compensation, though it did not engage any consultants or advisors in 2012. Directors who also serve as employees of the Company do not receive payment for services as Directors.

In making non-employee Director compensation recommendations, the Committee on Directors and Corporate Governance takes various factors into consideration, including, but not limited to, the responsibilities of Directors generally, as well as committee chairs, and the forms of compensation paid to Directors by comparable companies. The Board reviews the recommendations of the Committee on Directors and Corporate Governance and determines the form and amount of Director compensation.

The compensation program for non-employee Directors in 2012, The Coca-Cola Company Compensation and Deferred Compensation Plan for Non-Employee Directors (the "Directors' Plan"), has been in effect since January 1, 2009 and is described further below.

2012 Annual Compensation

Under the Directors' Plan, 2012 annual compensation to non-employee Directors consisted of $50,000 paid in cash in quarterly installments (approximately 29% of total compensation) and $125,000 credited in deferred share units (approximately 71% of total compensation). Non-employee Directors have the option of deferring all or a portion of their cash compensation into share units. The number of share units awarded to non-employee Directors is equal to the number of shares of Common Stock that could be purchased on the open market for $125,000 on April 1 (or the next business day if April 1 is not a business day). Share units do not have voting rights but are credited with hypothetical dividends that are reinvested in additional units to the extent dividends on Common Stock are received by shareowners. Share units will be paid out in cash to non-employee Directors on the later of (i) January 15 of the year following the year in which the Director leaves the Board or (ii) six months after the Director leaves the Board. Directors may elect to take their payout in a lump sum or in up to five annual installments.

In addition, each non-employee Director who served as a committee chair in 2012 received an additional $20,000 in cash. Directors do not receive fees for attending Board or committee meetings. Non-employee Directors are reimbursed for reasonable expenses incurred in connection with Board-related activities.

The following table details the total compensation of the Company's non-employee Directors for the year ended December 31, 2012.

2012 Director Compensation

Name[1] (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Herbert A. Allen	$ 50,000	$ 125,000	$ 0	$ 0	$ 0	$ 1,380	$ 176,380
Ronald W. Allen	50,000	125,000	0	0	0	2,832	177,832
Howard G. Buffett	50,000	125,000	0	0	0	8,375	183,375
Richard M. Daley	50,000	125,000	0	0	0	3,461	178,461
Barry Diller	50,000	125,000	0	0	0	2,210	177,210
Evan G. Greenberg	50,000	125,000	0	0	0	1,765	176,765
Alexis M. Herman	50,000	125,000	0	0	0	26,379	201,379
Donald R. Keough	70,000	125,000	0	0	0	1,376	196,376
Robert A. Kotick	50,000	125,000	0	0	0	1,380	176,380
Maria Elena Lagomasino	70,000	125,000	0	0	0	23,283	218,283
Donald F. McHenry	70,000	125,000	0	0	0	2,400	197,400
Sam Nunn	50,000	125,000	0	0	0	41,089	216,089
James D. Robinson III	70,000	125,000	0	0	0	13,828	208,828
Peter V. Ueberroth	70,000	125,000	0	0	0	19,475	214,475
Jacob Wallenberg	50,000	125,000	0	0	0	1,595	176,595
James B. Williams	70,000	125,000	0	0	0	21,479	216,479

1   Muhtar Kent is a Company employee and therefore receives no compensation under the Directors' Plan. Messrs. Keough and Williams are not standing for election at the 2013 Annual Meeting of Shareowners.

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees paid to each non-employee Director, whether or not such fees were deferred. In addition to the $50,000 annual cash fees, each of Ms. Lagomasino and Messrs. Keough, McHenry, Robinson, Ueberroth and Williams received an additional $20,000 for service as a committee chair in 2012. Messrs. Daley, Diller, Greenberg and Nunn each deferred $50,000 of their 2012 cash compensation into 1,356 share units and Mr. Williams deferred $70,000 of his 2012 cash compensation into 1,899 share units. The number of share units is equal to the number of shares of Common Stock that could be purchased for the deferred amount based on the average of the high and low prices of a share of Common Stock on April 2, 2012, as adjusted to reflect the impact of the Company's two-for-one stock split effected on July 27, 2012.

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the grant date fair value associated with each Director's share units that are required to be deferred under the Directors' Plan, calculated in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation–Stock Compensation ("FASB Topic 718").

All Other Compensation (Column (g))

As described further below, the amounts reported in the All Other Compensation column reflect, where applicable, Company matching gifts to nonprofit organizations, medical and dental insurance, business travel accident insurance, certain amenities provided to Directors at a Board meeting held at the London Olympic Games, the costs of Company products provided to Directors without charge and the premiums for life insurance (including accidental death and dismemberment coverage). In addition, infrequently, spouses and guests of Directors may ride along on Company aircraft for personal reasons when the aircraft is already going to a specific destination for a business reason, which has minimal incremental cost to the Company. Where this occurs, a nominal amount is included in the All Other Compensation column. In addition, income is imputed to the Director for income tax purposes and the Director is not provided a tax reimbursement.

Perquisites and Personal Benefits

The Directors are eligible to participate in the Company's matching gifts program, which is the same program available to all U.S. based employees and retirees. In 2012, this program matched up to $10,000 of charitable contributions to tax-exempt arts, cultural, environmental or educational organizations, on a two-for-one basis. The amounts paid by the Company in 2012 to match gifts made by the non-employee Directors under this program are set forth in the accompanying table. The total cost of matching contributions on behalf of the non-employee Directors for 2012 gifts was $80,000.

Name	Matching Gifts
Ms. Herman	$ 20,000
Ms. Lagomasino	20,000
Mr. Nunn	20,000
Mr. Robinson	10,000
Mr. Williams	10,000

For Directors who elected coverage prior to 2006 (Messrs. Nunn, Ueberroth and Williams), the Company provides medical and dental coverage on the same terms and at the same cost as available to U.S. Company employees. This coverage was discontinued in 2006 for all other Directors. The total cost for this health coverage to the participating non-employee Directors in 2012 was $30,270.

Business travel accident insurance coverage of $200,000 is provided to all non-employee Directors while traveling on Company business, at a Company cost of $4 per Director.

In connection with Board meetings held in London during the 2012 Olympic Games, Directors received certain amenities, the total cost of which was $22,016.

To help expand the Directors' knowledge of the Company's products, the Company provides its products to Directors' offices without charge. The total cost of Company products provided during 2012 to non-employee Directors was $32,594.

Life Insurance Premiums

For Directors who elected coverage prior to 2006, the Company provides life insurance coverage, which includes $30,000 term life insurance and $100,000 group accidental death and dismemberment insurance. This coverage was discontinued in 2006 for all other Directors. The Company cost for this insurance for participating non-employee Directors is set forth in the accompanying table. The total cost for these insurance benefits to the participating non-employee Directors in 2012 was $6,773.

Name	Life Insurance Premiums
Mr. R. Allen	$ 1,033
Mr. Diller	611
Mr. McHenry	1,021
Mr. Nunn	1,033
Mr. Robinson	1,021
Mr. Ueberroth	1,033
Mr. Williams	1,021

New Directors' Plan

In 2012, the Committee on Directors and Corporate Governance reviewed the compensation payable to Directors pursuant to the Directors' Plan. As part of this review, the Committee compared the Directors' Plan to the director compensation plans at the Company's compensation comparator group (see page 60) and determined that the total compensation payable under the Directors' Plan was significantly below the average total compensation payable to directors at the Company's compensation comparator group. The Committee also took into account that the Company has not made any changes in Director compensation since 2009 and the Company's strong performance during this period. After considering these factors, the Committee on Directors and Corporate Governance recommended that the Board of Directors approve amendments to the Directors' Plan to increase annual compensation to non-employee Directors.

In December 2012, the Board of Directors approved The Coca-Cola Company Directors' Plan effective January 1, 2013, which amended and restated the Directors' Plan (the "New Directors' Plan"). The New Directors' Plan increased the value of the annual deferred share units granted to non-employee Directors from $125,000 to $200,000. No changes were made to the annual cash fee or committee chair fee. This means that starting in 2013, annual compensation to non-employee Directors consists of $50,000 paid in cash in quarterly installments (approximately 20% of total compensation) and $200,000 credited in deferred share units (approximately 80% of total compensation). The New Directors' Plan also simplifies the proration of fees and share units for incoming and outgoing Directors and committee chairs.

The Committee on Directors and Corporate Governance and the Board believe that the New Directors' Plan continues to:

- tie the majority of Directors' compensation to shareowner interests because the value of share units fluctuates up or down depending on the stock price;
- focus on the long term, since the share units are not paid until after the Director leaves the Board;
- be simple to understand and communicate; and
- be equitable based on the work required of Directors serving an entity of the Company's size and scope.

CORPORATE GOVERNANCE

The Company is committed to good corporate governance, which promotes the long-term interests of shareowners, strengthens Board and management accountability and helps build public trust in the Company. The Board of Directors has established Corporate Governance Guidelines which provide a framework for the effective governance of the Company. The guidelines address matters such as the Board's mission, Director responsibilities, Director qualifications, determination of Director independence, Board committee structure, Chief Executive Officer performance evaluation and management succession. The Board regularly reviews developments in corporate governance and updates the Corporate Governance Guidelines and other governance materials as it deems necessary and appropriate.

The corporate governance section of the Company website makes available the Company's corporate governance materials, including the Corporate Governance Guidelines, the Company's Certificate of Incorporation and By-Laws, the charters for each Board committee, the Company's Codes of Business Conduct, information about how to report concerns about the Company and the Company's public policy engagement and political contributions policy. To access these documents on the Company's website, *www.coca-colacompany.com*, click on "Investors" and then "Corporate Governance". In addition, instructions on how to obtain copies of the Company's corporate governance materials are included in the response to question 20 in the Questions and Answers section on page 16.



GOVERNANCE HIGHLIGHTS

Corporate Governance

- 16 Director Nominees
- 14 Independent Director Nominees
- Independent Presiding Director
- Independent Audit, Compensation and Directors/Governance Committees
- Regular Executive Sessions of Independent Directors
- Risk Oversight by Full Board and Committees
- Annual Board and Committee Self-Evaluations
- All Directors Attended at least 75% of Meetings Held
- Transparent Public Policy Engagement
- Long-standing Commitment Toward Sustainability
- Robust Codes of Business Conduct

Compensation

- Executive compensation program driven by strong pay-for-performance philosophy (described in the Compensation Discussion and Analysis section of this Proxy Statement)
- Share Ownership Guidelines and New Share Retention Policy for Executives
- Equity Awards Include Clawback Provisions
- Hedging, Short Sale and Pledging Policies

Shareowner Rights

- Annual Election of Directors
- Majority Voting for Directors
- Active Shareowner Engagement
- Shareowner right to call a special meeting (pending approval of Item 4 in this Proxy Statement)

Board Leadership Structure

The Company's governance documents provide the Board with flexibility to select the appropriate leadership structure for the Company. In making leadership structure determinations, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's shareowners. The current leadership structure is comprised of a combined Chairman of the Board and Chief Executive Officer, an independent Director serving as Presiding Director and strong, active independent Directors. The Board believes this structure provides a very well-functioning and effective balance between strong Company leadership and appropriate safeguards and oversight by independent Directors.


Board Leadership Structure

• Chairman of the Board and CEO: Muhtar Kent

• Presiding Director: James D. Robinson III

• Active engagement by all Directors

The Board believes that this is the optimal structure to guide the Company and maintain the focus required to achieve the business goals set forth in the Company's 2020 Vision.


Under the Company's By-Laws, the Chairman of the Board presides over meetings of the Board, presides over meetings of shareowners, consults and advises the Board and its committees on the business and affairs of the Company, and performs such other duties as may be assigned by the Board. The Chief Executive Officer is in general charge of the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board. Muhtar Kent serves as both Chairman of the Board and Chief Executive Officer.

The Company also has designated the Chairman of the Committee on Directors and Corporate Governance, who must be an independent Director, as the Presiding Director. James D. Robinson III serves in this position.

The Presiding Director:

• presides at all meetings of non-employee Directors;

• presides at all meetings of independent Directors;

• leads the evaluation of the performance of the Chief Executive Officer;

• encourages and facilitates active participation of all Directors;

• confers with the Chief Executive Officer and other members of the Board on meeting agendas;

• monitors and coordinates with management on corporate governance issues and developments;

• acts as a liaison between shareowners and the Board where appropriate; and

• performs any other duties requested by the other Directors.

Importantly, all Directors play an active role in overseeing the Company's business both at the Board and committee levels. As set forth in the Company's Corporate Governance Guidelines, the core responsibility of the Directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareowners. The 2013 Director nominees consist of one Director nominee who serves as a member of management and 15 non-employee Director nominees. The non-employee Director nominees are skilled and experienced leaders in business, education, government and public policy. They currently serve or have served as chief executives and members of senior management of Fortune 1000 companies, investment banking firms and private for-profit and nonprofit organizations; as U.S. federal, state and local government officials; and as members of academia. In these roles, the non-employee Director nominees have been called upon to provide solutions to various complex issues and are expected to, and do, ask hard questions of management. This is one of the many reasons the non-employee Director nominees are well-equipped to oversee the success of the business and to provide advice and counsel to the Chief Executive Officer and other senior officers of the Company.

Under the Company's By-Laws, regular meetings of the Board are held at such times as the Board may determine. As part of each regularly scheduled Board meeting, the non-employee Directors meet without the Chief Executive Officer present. These meetings allow non-employee Directors to discuss issues of importance to the Company, including the business and affairs of the Company as well as matters concerning management, without any member of management present. In addition, the independent Directors meet separately several times a year at regularly scheduled Board meetings. Also, pursuant to the Company's current By-Laws, a majority of the Directors may call a special meeting of the Board in addition to the Chairman of the Board and Chief Executive Officer of the Company. All of the Board committees, except the Management Development Committee and the Executive Committee, are chaired by independent Directors.

The Board believes that this leadership structure – a combined Chairman of the Board and Chief Executive Officer, a Presiding Director, active and strong non-employee Directors and committees led primarily by independent Directors – is the most effective for the Company at this time. The Company's business is complex and its products are sold in more than 200 countries around the world. Because the Chief Executive Officer travels extensively and is closest to the many facets of the business, the Board believes the Chief Executive Officer is in the best position to lead most effectively and to serve in the critical role of Chairman of the Board. In addition, having a Chairman who also serves as the Chief Executive Officer allows timely communication with the Board on critical business matters given the complexity and global reach of our business. Further, most of the Company's products are manufactured and sold by bottling partners around the world, most of which are

separate, unconsolidated companies. This franchise structure requires the Chief Executive Officer to have strong relationships with the leaders of the bottlers. Having a single person as both Chairman of the Board and Chief Executive Officer ensures that the Company is represented by a single voice to bottlers, customers, consumers and other stakeholders. The Board believes that leadership of both the Board and the Company by Mr. Kent is the optimal structure to guide the Company and maintain the focus required to achieve the business goals set forth in the Company's 2020 Vision.

Board Meetings and Committees

In 2012, the Board held six meetings and committees of the Board held a total of 35 meetings. Overall attendance at such meetings was approximately 98%. Each Director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during 2012.

The Board has an Audit Committee, a Compensation Committee, a Committee on Directors and Corporate Governance, an Executive Committee, a Finance Committee, a Management Development Committee and a Public Issues and Diversity Review Committee. The Board has adopted a written charter for each of these committees, which is available on the Company's website *www.coca-colacompany.com*, by clicking on "Investors" and then "Corporate Governance". Additional information about the committees is provided below.

Audit Committee



Evan G. Greenberg*
Committee Chair

"It is an honor to follow long-time Audit Committee Chair Peter Ueberroth. As Chair, I will continue to lead our very engaged Audit Committee in overseeing the integrity of the Company's financial reporting, internal controls, annual audit, risk oversight and all the additional responsibilities of the Committee."

Additional Committee Members: Ronald W. Allen, Donald F. McHenry, Peter V. Ueberroth
Meetings Held in 2012: 10

Primary Responsibilities:
The Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements. The Audit Committee also oversees the Company's compliance with legal and regulatory requirements, the Independent Auditors' qualifications and independence, the performance of the Company's internal audit function and the Independent Auditors, the Company's ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs. The Committee periodically receives reports on and discusses governance of the Company's risk management process and reviews significant risks and exposures identified to the Committee (whether financial, operating or otherwise), and management's steps to address them. In exercising its duties, the Audit Committee acts independently while maintaining free and open communication between the Committee, the Independent Auditors, the internal auditors and management of the Company. Additional information regarding the Audit Committee's responsibilities can be found beginning on page 89.

Independence:
Each member of the Audit Committee meets the independence requirements of the NYSE, the 1934 Act and the Company's Corporate Governance Guidelines. Each member of the Audit Committee is financially literate, knowledgeable and qualified to review financial statements. The Board has designated both Mr. Greenberg and Mr. Ueberroth as "Audit Committee financial experts".

*   *Mr. Greenberg was appointed Committee Chair effective February 21, 2013.*

Compensation Committee



Maria Elena Lagomasino
Committee Chair

"The Compensation Committee's actions are driven by a pay for performance philosophy. Our Committee strives to stay attuned to the sentiments of our shareowners on this important topic and has designed our compensation programs to align with shareowners' long-term interests. Our compensation programs have proven over time to appropriately reward employees for producing sustainable growth consistent with the Company's 2020 Vision and to attract and retain world-class talent."

Additional Committee Members: Ronald W. Allen, Helene D. Gayle*, Alexis M. Herman, James D. Robinson III
Meetings Held in 2012: 8

Primary Responsibilities:
The Compensation Committee has overall responsibility for evaluating and approving compensation plans, policies and programs applicable primarily to the Company's senior executive group, which includes all officers of the Company subject to Section 16 of the 1934 Act. The Compensation Committee also makes decisions that affect a larger group of employees. For example, the Compensation Committee approves all stock option awards and all awards of performance share units, restricted stock and restricted stock units to employees. The Compensation Committee has the sole authority to retain and terminate a compensation consultant, as well as to approve the consultant's fees and other terms of engagement. It also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. The Compensation Committee may form and delegate authority to subcommittees, including management subcommittees, when appropriate. Additional information regarding the Compensation Committee's engagement of a compensation consulting firm can be found beginning on page 61.

Independence:
Each member of the Compensation Committee meets the independence requirements of the NYSE, the Internal Revenue Code of 1986, as amended (the "Tax Code") and the Company's Corporate Governance Guidelines.

*   *Dr. Gayle will be appointed to the Compensation Committee if elected.*

Committee on Directors and Corporate Governance



James D. Robinson III
Committee Chair, Presiding Director

"This Board performs its duties with the belief that good corporate governance is critical to our business success. Our Committee will continue to be strongly supportive of advancing effective corporate governance mechanisms to enhance long-term shareowner value, and also to help ensure that shareowners are represented by the highest-caliber Board."

Additional Committee Members: Richard M. Daley, Barry Diller, Maria Elena Lagomasino, Donald F. McHenry, Sam Nunn, Jacob Wallenberg
Meetings Held in 2012: 4

Primary Responsibilities:
The Committee on Directors and Corporate Governance is responsible for considering and making recommendations concerning Director nominees and the function and needs of the Board and its committees. The Committee on Directors and Corporate Governance also leads the annual review of the Board's performance and the regular review and development of the Company's Corporate Governance Guidelines. As discussed on page 33, the Chairman of the Committee on Directors and Corporate Governance is designated as the Presiding Director.

Independence:
Each member of the Committee on Directors and Corporate Governance meets the independence requirements of the NYSE and the Company's Corporate Governance Guidelines.

Executive Committee



Muhtar Kent
Committee Chair, Chairman and
Chief Executive Officer

Additional Committee Members: Herbert A. Allen, Barry Diller
Meetings Held in 2012: 0

Primary Responsibilities:
The Executive Committee has the authority to exercise the power and authority of the Board between meetings, except the powers reserved for the Board or the shareowners by Delaware Law.

Finance Committee



Barry Diller*
Committee Chair

"Jimmy Williams has overseen the work of this Committee with the highest levels of competence and integrity. I will endeavor to do the same in leading the Committee in the critical work of overseeing the Company's financial affairs."

Additional Committee Members: Herbert A. Allen, Evan G. Greenberg, Sam Nunn, Peter V. Ueberroth
Meetings Held in 2012: 6

Primary Responsibilities:
The Finance Committee helps the Board fulfill its responsibilities relating to oversight of the Company's financial affairs, including reviewing and recommending to the Board dividend policy, capital expenditures, debt and other financings, major strategic investments and other transactions. The Finance Committee also oversees the Company's policies and procedures on hedging, swaps, risk management and other derivative transactions.

*   Mr. Diller was appointed Committee Chair effective February 21, 2013.

Management Development Committee



Herbert A. Allen*
Committee Chair

"Succession planning and the development of people are key to achieving our 2020 Vision and ensuring the long-term sustainable growth of our business. Under Don Keough's leadership, this committee has overseen the development of a very deep and talented management bench. I look forward to continuing this important work."

Additional Committee Members: Barry Diller, Robert A. Kotick, Maria Elena Lagomasino, James D. Robinson III
Meetings Held in 2012: 3

Primary Responsibilities:
The Management Development Committee helps the Board fulfill its responsibilities relating to oversight of talent development for senior positions and succession planning.

*   Mr. Allen was appointed Committee Chair effective February 21, 2013.

Public Issues and Diversity Review Committee



Alexis M. Herman*
Committee Chair

"Our shareowners can be assured that this Committee takes its responsibilities very seriously in the diligent oversight of a range of significant business issues. I would like to personally thank Ambassador Donald McHenry for his leadership and guidance of this Committee, and I look forward to building on the substantial foundation he has established."

Additional Committee Members: Howard G. Buffett, Donald F. McHenry, Sam Nunn, Jacob Wallenberg
Meetings Held in 2012: 4

Primary Responsibilities:
The Public Issues and Diversity Review Committee helps the Board fulfill its responsibilities relating to diversity, corporate social responsibility and public issues of significance, which may affect the shareowners, the Company, the business community and the general public.

*   *Ms. Herman was appointed Committee Chair effective January 1, 2013.*

Board Oversight of Risk

The Board is elected by the shareowners to oversee their interest in the long-term health and the overall success of the Company's business and its financial strength. In order to fulfill the Board's responsibilities, it oversees the proper safeguarding of the assets of the Company, the maintenance of appropriate financial and other internal controls and the Company's compliance with applicable laws and regulations and proper governance. Inherent in these responsibilities is the Board's understanding and oversight of the various risks facing the Company. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company's business strategy. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve the objectives set forth in its 2020 Vision.

Oversight of Risk

- The Board oversees risk management.
- Board committees, which meet regularly and report back to the full Board, play significant roles in carrying out the risk oversight function.
- Company management is charged with managing risk, through robust internal processes and strong internal controls.

Effective risk oversight is an important priority of the Board. The Board has implemented a risk governance framework designed to:

- understand critical risks in the Company's business and strategy;

- allocate responsibilities for risk oversight among the full Board and its committees;
- evaluate the Company's risk management processes and whether they are functioning adequately;
- facilitate open communication between management and Directors; and
- foster an appropriate culture of integrity and risk awareness.

While the Board oversees risk management, Company management is charged with managing risk. The Company has robust internal processes and a strong internal control environment which facilitate the identification and management of risks and regular communication with the Board. These include an enterprise risk management program, a Risk Management Committee co-chaired by the Chief Financial Officer and the General Counsel, regular internal management disclosure committee meetings, Codes of Business Conduct, robust product quality standards and processes, a strong ethics and compliance office and a comprehensive internal and external audit process. The Board and the Audit Committee monitor and evaluate the effectiveness of the internal controls and the risk management program at least annually. Management communicates routinely with the Board, Board committees and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

The Board implements its risk oversight function both as a whole and through delegation to Board committees, which meet regularly and report back to the full Board. All committees play significant roles in carrying out the risk oversight function.

In particular:

- the Audit Committee oversees risks related to the Company's financial statements, the financial reporting process and accounting and legal matters. The Audit Committee oversees the internal audit function, the Company's ethics programs, including the Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs. The Committee periodically receives reports on and discusses governance of the Company's risk management process and reviews significant risks and exposures identified to the Committee by management, the internal auditors or the independent auditors (whether financial, operating or otherwise), and management's steps to address them. In connection with its oversight of these matters, the Committee members will regularly meet separately with the Company's General Counsel, Chief of Internal Audit and representatives of the independent auditors;

- the Compensation Committee evaluates the risks and rewards associated with the Company's compensation philosophy and programs. As discussed in more detail in the Compensation Discussion and Analysis beginning on page 48, the Compensation Committee reviews and approves compensation programs with features that mitigate risk without diminishing the incentive nature of the compensation. Management discusses with the Compensation Committee the procedures that have been put in place to identify and mitigate potential risks in compensation;

- the Finance Committee oversees certain financial matters and risks relating to pension plan investments, currency risk and hedging programs, mergers and acquisitions and capital projects;

- the Management Development Committee oversees management development and succession planning across senior management positions; and

- the Public Issues and Diversity Review Committee oversees issues that could pose significant reputational risk to the Company.

In addition, annually, one meeting of the full Board is dedicated primarily to evaluating and discussing risk, risk mitigation strategies and the Company's internal control environment. Topics examined at this meeting include, but are not limited to, financial risks, political and regulatory risks, legal risks, supply chain and quality risks, information technology risks, economic risks and risks related to the Company's productivity and reinvestment efforts. Because overseeing risk is an ongoing process and inherent in the Company's strategic decisions, the Board also discusses risk throughout the year at other meetings in relation to specific proposed actions.

The Company believes that its leadership structure, discussed in detail beginning on page 33, supports the risk oversight function of the Board. While the Company has a combined Chairman of the Board and Chief Executive Officer, strong Directors chair the various committees involved with risk oversight, there is open communication between management and Directors and all Directors are actively involved in the risk oversight function.

To learn more about risks facing the Company, you can review the factors included in Part I, "Item 1A. Risk Factors" in the Form 10-K. The risks described in the Form 10-K are not the only risks facing the Company. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial also may materially adversely affect the Company's business, financial condition or results of operations in future periods.

Shareowner Engagement

The Board believes that accountability to shareowners is a mark of good governance and critical to the Company's success. To that end, the Board long ago established dedicated resources to actively engage with shareowners. The Company regularly engages with shareowners on a variety of topics throughout the year to ensure we are addressing their questions and concerns, to seek input and to provide perspective on Company policies and practices.

In addition to this direct engagement, the Company has instituted a number of complementary mechanisms that allow shareowners to effectively communicate a point of view with the Board, including:

- our shareowner forum (see page 16);

- the annual election of Directors and a majority vote standard (see page 17);

- the annual advisory vote to approve executive compensation (see page 93);

- the ability to submit shareowner proposals (see page 17);

- the ability to direct communications to individual Directors or the entire Board (see page 39); and

- the ability to attend and voice opinions at the Annual Meeting of Shareowners (see page 15).

See page 52 for additional information about our engagement with shareowners regarding executive compensation.

Public Policy Engagement

Public policy affects the Company's business, its people and the communities where it does business. Through engagement, the Company seeks to responsibly use its resources to advance public policy that is consistent with the sustainability of its business and Company values.

Pursuant to the Company's political contributions policy, contributions are based on several criteria, including legal compliance, Board and management oversight, public policy

support and public transparency. The Company's political contributions policy and a report of U.S. political contributions from our Company and from associate-funded programs, which include The Coca-Cola Company Nonpartisan Committee for Good Government and various other state political action committees, can be viewed on our Company website, *www.coca-colacompany.com*, by clicking on "Investors" and then "Public Policy Engagement".

Sustainability

It remains a long-standing priority of the Company to operate in an environmentally and socially responsible manner. We are continuing to embed sustainability-minded innovations into every aspect of our business, including sourcing ingredients, increasing beverage options, aspiring to be water neutral and recovering packages for recycling. In addition, our strong pay for performance philosophy awards executives in a way that motivates them to operate the Company's business in a profitable and sustainable manner. Additionally, our executives

are measured across the six areas highlighted in the Company's 2020 Vision, which include people, portfolio, partners, planet, profit and productivity.

To learn more about the Company's sustainability efforts, please view our 2011/2012 Sustainability Report on the Company's website, by visiting *www.coca-colacompany.com/sustainabilityreport*. For additional information about the Company's executive compensation policies and programs see the Compensation Discussion and Analysis beginning on page 48.

Communication with the Board of Directors

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *shareownerservices@na.ko.com*. At the direction of the Board, all mail received may be opened and screened for security purposes. All mail, other than trivial, obscene, unduly hostile, threatening, illegal or

similarly unsuitable items will be forwarded. Trivial items will be delivered to the Directors at the next scheduled Board meeting. Mail addressed to a particular Director will be forwarded or delivered to that Director. Mail addressed to "Outside Directors" or "Non-Employee Directors" will be forwarded or delivered to the Chairman of the Committee on Directors and Corporate Governance. Mail addressed to the "Board of Directors" will be forwarded or delivered to the Chairman of the Board.

Codes of Business Conduct

The Company has adopted a Code of Business Conduct for Non-Employee Directors. In addition, the Company has adopted a Code of Business Conduct applicable to the Company's employees, including the Named Executive Officers. Our associates, bottling partners, suppliers, customers and consumers can ask questions about our Code and other ethics and compliance issues, or report potential violations, through EthicsLine, a global Internet and telephone information and reporting service. The Codes of Business Conduct and

information about EthicsLine are available on the Company's website located at *www.coca-colacompany.com*, by clicking on "Investors" and then "Corporate Governance". In the event the Company amends or waives any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer or controller that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the 1934 Act, the Company intends to disclose these actions on the Company's website.

Hedging, Short Sale and Pledging Policies

The Company's hedging policy prohibits Directors, the Company's executive officers and other designated employees from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's Common Stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds. Directors, the Company's executive officers and other designated employees are also restricted from engaging in short sales related to the Company's Common Stock. All other employees are discouraged from entering into hedging transactions and engaging in short sales related to Company Common Stock.

The Company recently adopted additional restrictions on pledging of the Company's Common Stock. This pledging policy discourages any pledging of the Company's Common Stock, including holding Common Stock in a margin account. In addition, under the new policy, Directors and the Company's executive officers are required to obtain pre-approval from the Company's General Counsel before pledging shares of Common Stock. Such approval will be granted only if the individual can clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities.

Executive Compensation Policies

See the Compensation Discussion and Analysis beginning on page 48 for a detailed discussion of the Company's executive compensation programs and pay for performance philosophy.

Independence and Related Person Transactions

Independence Determinations

Under the corporate governance listing standards of the NYSE and the Company's Corporate Governance Guidelines, the Board must consist of a majority of independent Directors. In making independence determinations, the Board observes NYSE and SEC criteria and considers all relevant facts and circumstances. Under NYSE corporate governance listing standards, to be considered independent:

- the Director must not have a disqualifying relationship, as defined in these NYSE standards; and

- the Board must affirmatively determine that the Director otherwise has no material relationship with the Company directly, or as an officer, shareowner or partner of an organization that has a relationship with the Company. To aid in the Director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a Director's independence. These categorical standards, which are part of the Company's Corporate Governance Guidelines, are described below.

Categorical Standards

The following will not be considered material relationships that would impair a Director's independence:

Immaterial Sales/Purchases	The Director is an executive officer or employee or any member of his or her immediate family is an executive officer of any other organization that does business with the Company and the annual sales to, or purchases from, the Company are less than $1 million or 1% of the consolidated gross revenues of such organization, whichever is more.
Immaterial Indebtedness	The Director or any member of his or her immediate family is an executive officer of any other organization which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than $1 million or 1% of the total consolidated assets of the organization on which the Director or any member of his or her immediate family serves as an executive officer, whichever is more.
Immaterial Position	The Director is a director or trustee, but not an executive officer, or any member of his or her immediate family is a director, trustee or employee, but not an executive officer, of any other organization (other than the Company's outside auditing firm) that does business with, or receives donations from, the Company.
Immaterial Ownership	The Director or any member of his or her immediate family holds a less than 10% interest in any other organization that has a relationship with the Company.
Immaterial Nonprofit Relationship	The Director or any member of his or her immediate family serves as an executive officer of a charitable or educational organization which receives contributions from the Company in a single fiscal year of less than $1 million or 2% of that organization's consolidated gross revenues, whichever is more.

In addition, when determining Director independence, the Board does not consider transactions:

- with entities in which a Director or an immediate family member served only as a director or trustee;
- of less than $120,000; and
- with entities in which the Director's or an immediate family member's only interest is a less than 10% ownership interest.

The Board, through its Committee on Directors and Corporate Governance, annually reviews all relevant business relationships any Director nominee may have with the Company. As a result of its annual review, the Board has determined that none of the following Director nominees has a material relationship with the Company and, as a result, such Director nominees are independent: Ronald W. Allen, Howard G. Buffett, Richard M. Daley, Barry Diller, Helene D. Gayle, Evan G. Greenberg, Alexis M. Herman, Robert A. Kotick, Maria Elena Lagomasino, Donald F. McHenry, Sam Nunn, James D. Robinson III, Peter V. Ueberroth and Jacob Wallenberg. None of the Directors who were determined to be independent had any relationships that were outside the categorical standards identified above, except for Mr. Ueberroth with respect to Preferred Hotel Group, Inc. as described below.

Muhtar Kent, the Chairman of the Board, also serves as the Company's Chief Executive Officer and therefore is not an independent Director. Even though Herbert A. Allen is not currently determined to be independent, he contributes greatly to the Board and the Company through his wealth of experience, expertise and judgment.

All of the Directors who serve as members of the Audit Committee, Compensation Committee and Committee on Directors and Corporate Governance are independent as required by the NYSE corporate governance rules. Under these rules, Audit Committee members also satisfy the separate SEC independence requirement that provides that no member may accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries other than compensation for services as a Director. In addition, the Compensation Committee members also satisfy the new NYSE rules relating to compensation committee independence.

The table below summarizes the relationships that were considered in connection with the independence determinations. None of the transactions described below were considered material relationships that impacted the applicable Director's independence.

Director	Categorical Standard	Description of Relationship
Howard G. Buffett	Immaterial Sales/ Purchases	The Board examined the Company's relationship with Berkshire Hathaway Inc. ("Berkshire Hathaway") and its subsidiaries. Howard G. Buffett is a Director of Berkshire Hathaway and his father, Warren E. Buffett, is the Chairman of the Board, Chief Executive Officer and major stockholder of Berkshire Hathaway. This relationship is described beginning on page 43. Berkshire Hathaway's holdings constituted approximately 8.98% of the Company's outstanding Common Stock as of February 25, 2013. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and Berkshire Hathaway, (ii) the payments made and received were for various products and services in the ordinary course of business and (iii) the Company has had a relationship with many of the applicable subsidiaries of Berkshire Hathaway for many years prior to when they were owned by Berkshire Hathaway and prior to Mr. Buffett's service as a Director of the Company.
Barry Diller	Immaterial Sales/ Purchases	The Board examined payments made by the Company to IAC/InterActiveCorp and its subsidiaries ("IAC") where Barry Diller, one of our Directors, is Chairman of the Board and Senior Executive, and during 2010, was Chief Executive Officer. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and IAC, (ii) the payments were for online advertising, digital media promotions and the rental of event space in the ordinary course of business and (iii) the Company has had a relationship with the predecessors of IAC for many years prior to Mr. Diller's service as a Director of the Company.
Evan G. Greenberg	Immaterial Sales/ Purchases	The Board examined payments made by the Company to ACE Limited and its subsidiaries ("ACE") where Evan G. Greenberg, one of our Directors, is Chairman, President and Chief Executive Officer. This relationship is described on page 44. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and ACE, (ii) the payments were for insurance related products and services in the ordinary course of business and (iii) the Company has had a relationship with ACE for many years prior to Mr. Greenberg's service as a Director of the Company.
Sam Nunn	Immaterial Nonprofit Relationship	The Board examined the Company's charitable donations and sponsorships to Points of Light Institute, where a daughter of Sam Nunn, one of our Directors, serves as Chief Executive Officer and a Director. The Board determined that this indirect relationship was not material since (i) the amounts involved were a small percentage of the revenues or donations received by Points of Light Institute and a small percentage of the Company's overall charitable donations and sponsorships and (ii) the payments were within the Company's philosophy of supporting local and civic organizations in the communities where the Company operates.

Director	Categorical Standard	Description of Relationship
James D. Robinson III	Immaterial Sales/ Purchases	The Board examined payments made by pension trusts of the Company and certain of its subsidiaries to subsidiaries of BlackRock, Inc. ("BlackRock"). The wife of James D. Robinson III, one of our Directors, is an executive officer of BlackRock. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and BlackRock, (ii) the payments were for investment management services provided to the pension trusts in the ordinary course of business, (iii) certain assets of the pension trusts have been invested in BlackRock's and its predecessor's funds since the 1990s and (iv) the Company's relationship with BlackRock has been in existence long before Mr. Robinson's wife served as an executive officer of that organization.
Peter V. Ueberroth	Immaterial Sales/ Purchases	The Board examined payments made by the Company to the National Basketball Association (the "NBA"), where a daughter of Peter V. Ueberroth, one of our Directors, is an executive officer. This relationship is described on page 44. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and the NBA and (ii) the Company's relationship with the NBA has been in existence since the late 1980s, long before Mr. Ueberroth's daughter served as an executive officer of that organization. The Board examined payments made by the Company to Preferred Hotel Group, Inc., where Mr. Ueberroth's brother and sister-in-law are executive officers and have an ownership interest greater than 10%. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and Preferred Hotel Group, Inc., within the Immaterial Sales/Purchases categorical standard and (ii) although the ownership interest is greater than 10%, the amounts involved are less than $200,000 and determined to be immaterial to Mr. Ueberroth, his brother and his sister-in-law and do not affect Mr. Ueberroth's independence.

Related Person Transaction Policy and Process

A "Related Person Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and, as relates to Directors or shareowners who have an ownership interest in the Company of more than 5%, the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. Under Company policy, there is no threshold amount applicable to executive officers with regard to Related Person Transactions.

A "Related Person" means:

- any person who is, or at any time during the applicable period was, a Director of the Company or a nominee for Director or an executive officer;
- any person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock;
- any immediate family member of any of the persons referenced in the preceding two bullets, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock, and any person (other than a tenant or employee) sharing the household of such Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock; and
- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

In general, the Company will enter into or ratify Related Person Transactions only when the Board, acting through the Committee on Directors and Corporate Governance, determines that the Related Person Transaction is reasonable and fair to the Company.

When a new Related Person Transaction is identified, it is brought to the Committee on Directors and Corporate Governance to determine if the proposed transaction is reasonable and fair to the Company. The Committee on Directors and Corporate Governance considers, among other things, the evaluation of the transaction by employees directly involved and the recommendation of the Chief Financial Officer.

Many transactions that constitute Related Person Transactions are ongoing and some arrangements predate any relationship with the Director or predate the Director's relationship with the Company. When a transaction is ongoing, any amendments or changes are reviewed and the transaction is reviewed annually for reasonableness and fairness to the Company.

Identifying possible Related Person Transactions involves the following procedures, in addition to the completion and review of the customary annual questionnaires by Directors, executive officers and beneficial owners of more than 5% of the outstanding Common Stock.

- Directors and nominees for Directors are required to annually verify and update information about (i) where the Director is an employee, director or executive officer, (ii) each entity where an immediate family member of a Director is an executive officer, (iii) each firm, corporation or other entity in which the Director or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest and (iv) each charitable or nonprofit organization where the Director or an immediate family member is an employee, executive officer, director or trustee.

- Any Related Person Transaction involving an executive officer must be pre-approved by the Chief Executive Officer. Any transaction involving the Chief Executive Officer must be submitted to the Audit Committee for approval.

- The process for evaluating transactions involving a beneficial owner of more than 5% of the outstanding Common Stock is essentially the same as that used for Directors, except that the transactions are submitted to the Audit Committee for approval.

Details regarding Related Person Transactions are included in the charters for the Committee on Directors and Corporate Governance and the Audit Committee and in our Codes of Business Conduct. These documents can be found on the Company's website, *www.coca-colacompany.com*, by clicking on "Investors" and then clicking on "Corporate Governance".

When the Company receives the requested information from its Directors (including nominees), executive officers and beneficial owners of more than 5% of the outstanding Common Stock, the Company compiles a list of all persons and entities, including all subsidiaries of the entities identified, that may give rise to a Related Person Transaction. The Office of the Secretary reviews the updated list and expands the list if necessary, based on a review of SEC filings, Internet searches and applicable websites.

Once the list of approximately 2,475 persons and entities has been reviewed and updated, it is distributed within the Company to identify any potential transactions. This list also is sent to each of the Company's approximately 380 accounting locations to be compared to payments and receipts.

All ongoing transactions, along with payment and receipt information, are compiled for each person and entity. The information is reviewed and relevant information is presented to the Committee on Directors and Corporate Governance or the Audit Committee, as the case may be.

Certain Related Person Transactions

Herbert A. Allen. Herbert A. Allen, one of our Directors, is President, Chief Executive Officer and a Director of Allen & Company Incorporated ("ACI") and a principal shareowner of ACI's parent. ACI is an indirect equity holder of Allen & Company LLC ("ACL").

ACI has leased and subleased office space since 1977 in a building owned by one of our subsidiaries and located at 711 Fifth Avenue, New York, New York. In June 2005, ACI assigned the lease and sublease to ACL. In 2012, ACL paid approximately $5.2 million in rent and related expenses. In the opinion of management, the terms of the lease are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties at the time of the execution of the lease. In 2012, ACI paid approximately $49,000 to the Company to purchase products in the ordinary course of business.

Howard G. Buffett and Berkshire Hathaway. The father of Howard G. Buffett, one of our Directors, is Warren E. Buffett, the Chairman of the Board, Chief Executive Officer and major stockholder of Berkshire Hathaway. Berkshire Hathaway's holdings constituted approximately 8.98% of the Company's outstanding Common Stock as of February 25, 2013.

Burlington Northern Santa Fe, LLC ("Burlington Northern") is a wholly owned subsidiary of Berkshire Hathaway. In 2012, the Company paid approximately $137,000 to Burlington Northern for demurrage and switching fees in the ordinary course of business.

Business Wire, Inc. ("Business Wire") is a wholly owned subsidiary of Berkshire Hathaway. In June 2011, the Company and Business Wire entered into a new two-year services agreement under which Business Wire disseminates news releases for the Company. In 2012, the Company paid approximately $301,000 to Business Wire to disseminate news releases for the Company in the ordinary course of business. This business relationship was in place prior to Berkshire Hathaway's acquisition of Business Wire in 2006.

FlightSafety International, Inc. ("FlightSafety") is a wholly owned subsidiary of Berkshire Hathaway. In 2009, the Company entered into two new five-year agreements with FlightSafety to provide flight attendant, mechanic and pilot training services to the Company. In 2010, the Company entered into an addendum for additional pilot training services. In 2012, the Company paid FlightSafety approximately $814,000 for pilot, flight attendant and mechanic training services provided to the Company in the ordinary course of business.

International Dairy Queen, Inc. ("IDQ") is a wholly owned subsidiary of Berkshire Hathaway. In 2012, IDQ and its subsidiaries received promotional and marketing incentives from the Company based on the volume of corporate stores, totaling approximately $891,000 in the ordinary course of business. This business relationship was in place for many years prior to Berkshire Hathaway's acquisition of IDQ.

McLane Company, Inc. ("McLane") is a wholly owned subsidiary of Berkshire Hathaway. In 2012, McLane paid approximately $177 million to the Company to purchase fountain syrup and other products in the ordinary course of business. Also in 2012, McLane received from the Company approximately $9 million in agency commissions, marketing payments and other fees relating to the sale of the Company's products to customers in the ordinary course of business. This business relationship was in place for many years prior to Berkshire Hathaway's acquisition of McLane in 2003.

XTRA Lease LLC ("XTRA") is a wholly owned subsidiary of Berkshire Hathaway. In 2012, the Company paid XTRA approximately $2.2 million for the rental and repair of trailers used to transport and store finished product in the ordinary course of business under the terms of leases and a national account agreement with XTRA.

Berkshire Hathaway holds a significant equity interest in American Express Company (together with its subsidiaries, "American Express"). In 2010, the Company and American Express

entered into a new five-year agreement under which American Express provides global credit card services to the Company. In 2012, American Express paid the Company approximately $1 million in rebates and incentives in the ordinary course of business. In 2012, the Company paid American Express fees of approximately $1.2 million for credit card memberships, business travel and other services in the ordinary course of business.

Berkshire Hathaway holds a significant equity interest in Moody's Corporation ("Moody's"). In 2012, the Company and a subsidiary of Moody's entered into a two-year agreement for rating services related to the Company's commercial paper programs and debt offerings. In 2012, the Company paid a subsidiary of Moody's fees of approximately $1.1 million for these rating services.

Berkshire Hathaway holds a significant equity interest in The Washington Post Company ("Washington Post"). In 2012, the Company paid fees of approximately $743,000 to Washington Post for print and broadcast media and online advertising in the ordinary course of business.

In the opinion of management, all of the relationships between the Company and the entities affiliated with Berkshire Hathaway described above are fair and reasonable and are as favorable to the Company as those that could have been obtained from unrelated third parties or are on terms substantially similar to the Company's relationship with other companies, as applicable.

Evan G. Greenberg. Evan G. Greenberg, one of our Directors, is Chairman, President and Chief Executive Officer of ACE Limited. ACE has provided insurance-related products and services to the Company since 1986. ACE provides traditional insurance coverage where the Company seeks to transfer risk and fronting services where the Company seeks to retain risk. The Company renews its insurance coverage on an annual basis. During 2012, ACE provided the Company with Directors' and Officers' liability coverage on an excess basis and primary coverage for fiduciary liability. ACE also provided fronting services to the Company by issuing contracts for U.S. and international general and product liability insurance, U.S. workers' compensation insurance and global property insurance. In 2012, the Company paid ACE approximately $1.8 million for insurance premiums and approximately $5.4 million in fronting fees for property and casualty insurance premiums. In the opinion of management, the terms of the Company's insurance coverage and fronting arrangements with ACE and the terms of the engineering services are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties.

Donald R. Keough. A son of Donald R. Keough, one of our Directors, is an executive officer of, and holds a significant equity interest in, Marsys Digital LLC ("Marsys Digital"). In 2009, the Company and Marsys Digital entered into a five-year services agreement relating to the Company's use of Marsys Digital's platform technology and infrastructure. Under the terms of the services agreement, the Company is required to pay Marsys Digital $2.9 million annually over the five-year period for services associated with the operation, maintenance and support of the platform technology and infrastructure. In 2009, the Company also entered into a warrant agreement with Marsys Digital whereby the Company was granted the right to purchase, for a period of up to six years, a 5% equity interest in Marsys Digital. The exercise price is based on a formula dependent on the fair market value of such equity interest and is subject to credit adjustments based on revenues recognized by Marsys Digital pursuant to its services agreement with the Company. In 2012, the Company paid Marsys Digital a total of approximately $5.1 million for services provided pursuant to the agreement and additional hardware, software, maintenance and support. Since Marsys Digital is a startup company, the value of the Company's equity interest is not currently determinable.

Peter V. Ueberroth. A daughter of Peter V. Ueberroth, one of our Directors, is an executive officer of the NBA. In 2010, the Company and an NBA affiliated company entered into a new four-year marketing, sponsorship and advertising agreement. Also in 2010, the Company and NBA affiliated companies entered into a three-year marketing, sponsorship and advertising agreement associated with the Women's National Basketball Association and a three-year advertising agreement associated with the NBA Development League. As a result of a settlement reached with the NBA relative to the 2011 NBA lockout, these three agreements were extended by one year. Certain subsidiaries of the Company have also entered into four-year marketing, sponsorship, advertising and media purchase agreements with NBA affiliated companies in China and promotional agreements with an NBA subsidiary for activities in Mexico. In 2012, the Company paid approximately $12 million to the NBA's affiliated companies for marketing, media purchases, advertising and sponsorship in the ordinary course of business. The Company has had a relationship with the NBA since the late 1980s. In the opinion of management, the terms of the Company's agreements with the NBA and the Company's business relationship with the NBA are fair and reasonable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Executive officers, Directors and certain persons who own more than 10% of the outstanding shares of Common Stock are required by Section 16(a) of the 1934 Act and related regulations:

- to file reports of their ownership of Common Stock with the SEC and the NYSE; and
- to furnish us with copies of the reports.

We received written representations from each such person who did not file an annual statement on Form 5 with the SEC that no Form 5 was due. Based on our review of the reports and representations, we believe that all Section 16(a) reports were filed timely in 2012, except for the late filing of a Form 4 to report two gifts made by Donald R. Keough to his wife in 2011.

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

Directors and Executive Officers

The following table sets forth information regarding beneficial ownership of Common Stock by each Director, each Director nominee, each individual named in the 2012 Summary Compensation Table on page 65, and our Directors, Director nominees and executive officers as a group, all as of February 25, 2013. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person. All Company share data included below has been adjusted to reflect the impact of the Company's two-for-one stock split effected on July 27, 2012.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Herbert A. Allen	18,063,200	*	Includes 6,000,000 shares held by ACI, 33,200 shares held by 12 trusts of which Mr. Allen, in each case, is one of three to five trustees, and 30,000 shares held by a foundation of which he is one of six directors. Mr. Allen disclaims beneficial ownership of the 30,000 shares held by the foundation. Does not include 52,322 share units deferred under the Directors' Plan which are settled in cash after retirement.
Ronald W. Allen	24,000	*	Includes 4,000 shares held by Mr. Allen's wife. Mr. Allen has disclaimed beneficial ownership of his wife's shares. Does not include 49,679 share units deferred under the Directors' Plan which are settled in cash after retirement.
Howard G. Buffett	48,592	*	Does not include 7,711 share units deferred under the Directors' Plan which are settled in cash after retirement. Also, does not include shares owned by Berkshire Hathaway which are included in the "Principal Shareowners" table on page 47.
Richard M. Daley	3,400	*	Shares held by a trust of which Mr. Daley is sole trustee and beneficiary. Does not include 5,055 share units deferred under the Directors' Plan which are settled in cash after retirement.
Barry Diller	4,000,000	*	Does not include 75,578 share units deferred under the Directors' Plan which are settled in cash after retirement.
Helene D. Gayle	1,000	*	
Evan G. Greenberg	28,058	*	Does not include 8,814 share units deferred under the Directors' Plan which are settled in cash after retirement.
Alexis M. Herman	2,000	*	Does not include 18,704 share units deferred under the Directors' Plan which are settled in cash after retirement.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Donald R. Keough	10,082,176	*	Includes 12,000 shares held by a trust of which a management company in which Mr. Keough holds a significant interest is the trustee. Also includes 262,000 shares held by a foundation of which he is one of eight trustees. Mr. Keough disclaims beneficial ownership of these 274,000 shares held by the trust and the foundation. Also includes 840,176 shares held by three limited liability companies in which Mr. Keough's children hold a majority of the economic interest. Mr. Keough's wife has investment control over these shares. Mr. Keough disclaims beneficial ownership of these 840,176 shares except to the extent of his pecuniary interest therein. Does not include 53,274 share units deferred under the Directors' Plan which are settled in cash after retirement.
Robert A. Kotick	70,018	*	Includes 18 shares held by his daughter through the Uniform Transfers to Minors Act. Does not include 3,483 share units deferred under the Directors' Plan which are settled in cash after retirement.
Maria Elena Lagomasino	15,650	*	Does not include 18,704 share units deferred under the Directors' Plan which are settled in cash after retirement.
Donald F. McHenry	51,895	*	Includes 1,088 shares held by Mr. McHenry's grandchildren. Does not include 55,790 share units deferred under the Directors' Plan which are settled in cash after retirement.
Sam Nunn	2,000	*	Does not include 99,492 share units deferred under the Directors' Plan which are settled in cash after retirement.
James D. Robinson III	123,850	*	Includes 59,396 shares held by a trust of which Mr. Robinson is a co-trustee. Does not include 2,450,000 shares held by a trust of which Mr. Robinson is a beneficiary with no voting or investment power. Does not include 94,556 share units deferred under the Directors' Plan which are settled in cash after retirement.
Peter V. Ueberroth	122,000	*	Includes 44,000 shares held by a trust of which Mr. Ueberroth is one of two trustees and a beneficiary, 20,000 shares held by his wife and 16,000 shares held by a foundation of which he is one of six directors. Does not include 109,303 share units deferred under the Directors' Plan which are settled in cash after retirement.
Jacob Wallenberg	2,000	*	Does not include 18,704 share units deferred under the Directors' Plan which are settled in cash after retirement.
James B. Williams	191,648,069	4.30%	Includes 159,974,419 shares held by four foundations of which Mr. Williams is, in all cases, one of five trustees, and 31,573,400 shares held by a foundation of which he is one of three trustees. Does not include 152,710 share units deferred under the Directors' Plan which are settled in cash after retirement.
Muhtar Kent	8,657,580	*	Includes 13,000 shares held by a foundation of which Mr. Kent, his wife and children are trustees, 129,000 shares held by a trust of which Mr. Kent's wife and his children are beneficiaries and an independent trust company is trustee and 134,000 shares held by a trust of which Mr. Kent and his children are beneficiaries and an independent trust company is trustee. Also includes 69,688 shares credited to Mr. Kent under The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and 8,222,212 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 25, 2013. Does not include 42,767 share units credited under The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan") which are settled in cash after retirement. Also, does not include 305,100 unvested restricted stock units which will be settled in shares upon vesting.
Gary P. Fayard	5,004,309	*	Includes 4,054 shares held by his wife, 142,600 shares held by a limited liability limited partnership of which Mr. Fayard's wife and children are beneficiaries and over which Mr. Fayard has investment control, 187,900 shares held by a limited liability limited partnership of which Mr. Fayard's children are beneficiaries and over which Mr. Fayard has investment control, 21,473 shares credited to Mr. Fayard under the 401(k) Plan, 28,000 shares of restricted stock and 4,569,738 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 25, 2013. Does not include 29,156 share units credited under the Supplemental 401(k) Plan which are settled in cash after retirement. Also, does not include 110,400 unvested restricted stock units which will be settled in shares upon vesting.
Ahmet C. Bozer	1,868,822	*	Includes 16,271 shares credited to Mr. Bozer under the 401(k) Plan and 1,735,326 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 25, 2013. Does not include 13,771 share units credited under the Supplemental 401(k) Plan which are settled in cash after retirement. Also, does not include 98,400 unvested restricted stock units which will be settled in shares upon vesting.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Steven A. Cahillane	1,008,518	*	Includes 282 shares credited to Mr. Cahillane under the 401(k) Plan and 887,138 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 25, 2013. Does not include 1,783 share units credited under the Supplemental 401(k) Plan which are settled in cash after retirement. Also, does not include 158,068 unvested restricted stock units which will be settled in shares upon vesting.
José Octavio Reyes	4,331,056	*	Includes 376,284 shares held by a trust in which Mr. Reyes has an indirect beneficial interest. Also includes 3,954,772 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 25, 2013. Does not include 110,100 unvested restricted stock units which will be settled in shares upon vesting.
All Directors, Director nominees and executive officers as a group (35 persons)	261,410,862	5.82%	Includes 210,981 shares credited under the 401(k) Plan, 78,800 shares of restricted stock and 34,543,759 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 25, 2013. Does not include 153,845 share units credited under the Supplemental 401(k) Plan and 823,879 share units deferred under the Directors' Plan, all of which will be settled in cash upon retirement. Also does not include 1,381,293 unvested restricted stock units which will be settled in shares upon vesting.

*   *Less than 1% of issued and outstanding shares of Common Stock.*

1   *Share units credited under the Directors' Plan and the Supplemental 401(k) Plan are not included as outstanding shares in calculating these percentages. Unvested restricted stock units, which will be settled in shares upon vesting, also are not included.*

Principal Shareowners

Set forth in the table below is information about the number of shares held by persons we know to be the beneficial owners of more than 5% of the issued and outstanding Common Stock. The Company share data included below has been adjusted to reflect the impact of the Company's two-for-one stock split effected on July 27, 2012.

Name and Address	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[2]
Berkshire Hathaway Inc.[1] 3555 Farnam Street, Suite 1440 Omaha, Nebraska 68131	400,000,000	8.98%

1   *Berkshire Hathaway, a diversified holding company, has informed the Company that, as of December 31, 2012, it held an aggregate of 400,000,000 shares of Common Stock through subsidiaries.*

2   *The ownership percentage set forth in this column is based on the assumption that the principal shareowner continued to own the number of shares reflected in the table above on February 25, 2013.*

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy and programs, the compensation decisions the Compensation Committee has made under those programs and the factors considered in making those decisions. This Compensation Discussion and Analysis focuses on the compensation of our Named Executive Officers for 2012, who were:

Name	Title
Muhtar Kent	Chairman of the Board and Chief Executive Officer
Gary P. Fayard	Executive Vice President and Chief Financial Officer
Ahmet C. Bozer	Executive Vice President of the Company and President, Coca-Cola International (President, Eurasia and Africa Group in 2012)
Steven A. Cahillane	Executive Vice President of the Company and President, Coca-Cola Americas (President and Chief Executive Officer of Coca-Cola Refreshments USA, Inc. in 2012)
José Octavio Reyes	Vice Chairman, The Coca-Cola Export Corporation (President, Latin America Group in 2012)

Pay for Performance Analysis

This section illustrates the relationship between pay and how the Company measures performance, provides additional detail on the rationale for Mr. Kent's pay and describes recent Compensation Committee actions.

How Pay is Tied to Company Performance

Our compensation programs are designed to reward employees for producing sustainable growth consistent with the Company's 2020 Vision, to attract and retain world-class talent and to align compensation with the long-term interests of our shareowners. The Compensation Committee strongly believes that executive compensation — both pay opportunities and pay actually realized — should be tied to Company performance.

The Compensation Committee views performance in two primary ways:

• the Company's operating performance, including results against our long-term growth targets; and

• return to shareowners over time, both on an absolute basis and relative to other companies, including the S&P 500 companies and our compensation comparator group (see page 60).

Operating Performance

In a year marked by continued uncertainty in the global economy, the Company delivered solid volume, revenue and profit growth, and realized further global volume and value share gains in nonalcoholic ready-to-drink beverages. Additional 2012 Company operating performance highlights included:

• Meeting our long-term volume, revenue and profit targets for the full year, an accomplishment we have met or exceeded every year since we announced our 2020 Vision in late 2009.

• Strong full-year global volume growth of 4%, in line with our long-term growth target and led by brand Coca-Cola, up 3% for the full year.

• Full-year reported net revenues grew 3% and comparable currency neutral net revenues grew 6%, in line with our long-term growth target.

• Full-year reported and comparable currency neutral operating income both grew 6%, in line with our long-term growth target.

• Full-year reported earnings per share ("EPS") was $1.97, up 6%, and comparable EPS was $2.01, up 5%.

• Full-year cash from operations was up 12%.

The following illustrates the three-year directional relationship between Company performance, based on two of our key operating metrics, and the compensation (as defined below) of our Chairman and Chief Executive Officer. These key metrics, unit case volume and comparable earnings per share, were chosen because we believe they correlate to long-term shareowner value.



1   2012 does not include Beverage Partners Worldwide ("BPW") unit case volume for those countries in which BPW was phased out in 2012, nor does it include unit case volume of products distributed in the U.S. under a sublicense from a subsidiary of Nestlé S.A. ("Nestlé") which terminated at the end of 2012. In addition, the Company removed BPW and Nestlé licensed unit case volume from the base year when calculating 2012 versus 2011 volume growth rates.

2   Reflects the Company's two-for-one stock split effected on July 27, 2012. Comparable EPS differs from what is reported under accounting principles generally accepted in the U.S. ("GAAP"). See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

3   Total compensation for Mr. Kent in each of 2010, 2011 and 2012, as reported in the 2012 Summary Compensation Table on page 65, excluding "change in pension value and nonqualified deferred compensation earnings". We believe it is appropriate to exclude this component when analyzing the relationship between pay and performance because there are no enhanced or special pension plans for the Named Executive Officers and change in pension value is subject to many variables, such as external interest rates, that are not related to Company performance.

Return to Shareowners

The Company has consistently returned significant value to shareowners over the last one, three and five years, based on total shareowner return. In addition, the Company has a long history of increasing dividends and conducting share repurchases, which continued in 2012.



The following chart shows how a $100 investment in the Company's Common Stock on December 31, 2007 would have grown to $137 on December 31, 2012, with dividends reinvested quarterly. The chart also compares the total shareowner return on the Company's Common Stock to the same investment in the S&P 500 Index and the Company's 2012 compensation comparator group (see page 60) over the same period, with dividends reinvested quarterly.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREOWNER RETURN*

*   Source: Standard & Poor's Research Insight. Includes the Company's new 2012 comparator group (see page 60) for the five-year period whether or not a company was included in the group for the entire period. For foreign companies included in the comparator group, market value has been converted to U.S. dollars and excludes the impact of currency. Market returns are weighted by relative market capitalization and are adjusted for spin-offs and other special dividends/stock splits, including the Company's two-for-one stock split effected on July 27, 2012.

Understanding the Chairman and Chief Executive Officer's Pay

This section provides additional detail on the rationale for Mr. Kent's pay, the pay he has realized and the amounts included in the 2012 Summary Compensation Table.

Mr. Kent's Accomplishments as Chief Executive Officer

Under the leadership of Mr. Kent, who became Chief Executive Officer in July 2008 and Chairman of the Board in April 2009, the Company has performed very well and delivered significant value to shareowners. In addition, the Compensation Committee believes that Mr. Kent's strategic vision and focus on long-term sustainable growth has laid a solid foundation for future growth. The Compensation Committee believes that Mr. Kent's leadership has directly contributed to the Company's strong performance over the last several years and should be appropriately rewarded.



Reported Compensation Versus Pay Actually Realized

The accompanying graph illustrates the difference between reported compensation in the 2012 Summary Compensation Table (excluding "change in pension value and nonqualified deferred compensation earnings") and the pay actually realized by our Chairman and Chief Executive Officer in 2010, 2011 and 2012. We believe this supplemental information is important

since the vast majority of reported compensation is an incentive for future performance and realizable only if the Company meets or exceeds the applicable performance measures. As can be seen, the value actually realized differs significantly from the amounts shown in the 2012 Summary Compensation Table.



1 Total reported compensation is defined as total compensation as reported in the 2012 Summary Compensation Table, excluding "change in pension value and nonqualified deferred compensation earnings". We believe it is appropriate to exclude this component when analyzing the relationship between pay and performance because there are no enhanced or special pension plans for Mr. Kent and change in pension value is subject to many variables, such as external interest rates, that are not related to Company performance.

2 Total realized compensation is defined as salary, non-equity incentive plan compensation and all other compensation as reported in the 2012 Summary Compensation Table, plus stock options exercised or stock awards vested in such year, if any. Stock awards vested includes amounts related to the release or vesting of performance-based stock awards granted to Mr. Kent in prior years, as reported in the Option Exercises and Stock Vested table for the applicable year. Other than shares withheld for taxes, Mr. Kent has not sold any shares received from these awards. In addition, Mr. Kent did not exercise any stock options during these periods.

Recent Compensation Committee Actions

After considering the Company's operating performance and return to shareowners, Mr. Kent's strong leadership and individual accomplishments, and shareowner feedback (see page 52), the Compensation Committee took the following actions with respect to Mr. Kent's compensation:

- **Base Salary:** There was no change in Mr. Kent's base salary for 2013, following an increase in 2012. See pages 53 and 65.

- **Annual Incentive:** The amount awarded to Mr. Kent for 2012 was flat from the prior year. The amount awarded reflects his personal accomplishments and continued solid unit case volume and earnings per share growth in 2012, despite a very challenging global economic environment. See pages 54 and 65.

- **Long-Term Equity Compensation:** The total reported amount for 2012 (Stock Awards plus Option Awards) was essentially flat from the prior year. Performance-based long-term equity compensation represents the majority of Mr. Kent's pay, as the Compensation Committee believes this element is directly aligned with the interests of our shareowners and most closely linked to accomplishing the Company's 2020 Vision. The amount awarded reflects the Compensation Committee's continued confidence in Mr. Kent's strategic vision and leadership. See page 56 and 65.

In February 2013, the Compensation Committee also approved a new share retention policy for the Company's executive officers. See page 62.

Say on Pay Results and Shareowner Outreach

At the 2012 Annual Meeting of Shareowners, over 97% of the votes cast were in favor of the advisory vote to approve executive compensation. The Compensation Committee considered this favorable outcome and believed it conveyed our shareowners' support of the Compensation Committee's decisions and the existing executive compensation programs. Consistent with this support, the Compensation Committee decided to retain the core design of our executive compensation programs in the remainder of 2012 and in 2013, as it believes the programs continue to attract, retain and appropriately incent senior management.

As part of our long-standing shareowner outreach program (see page 38), we interact with shareowners on a number of matters throughout the year, including executive compensation. The Compensation Committee carefully considers this feedback and also routinely reviews executive compensation practices.

At the 2013 Annual Meeting of Shareowners, we will again hold an annual advisory vote to approve executive compensation (see page 93). The Compensation Committee will continue to consider the results from this year's and future advisory votes on executive compensation, as well as feedback from shareowners throughout the course of such year.

Summary of Executive Compensation Practices

Below we summarize certain executive compensation practices, both the practices we have implemented to drive performance and the practices we have not implemented because we do not believe they would serve our shareowners' long-term interests.

What We Do

✔ Pay for Performance (page 48)

✔ Mitigate Undue Risk in Compensation Programs (page 59)

✔ Include Double-Trigger Change in Control Provisions for Stock Option and Stock Awards (page 79)

✔ Include Holding Periods on PSUs (page 57)

✔ Review Tally Sheets when Making Executive Compensation Decisions (page 60)

✔ Provide Modest Perquisites with Sound Business Rationale (page 58)

✔ Adopted Stringent Share Ownership Guidelines and a New Share Retention Policy (pages 61 and 62)

✔ Prohibit Hedging Transactions and Short Sales by Executive Officers or Directors (page 62)

✔ Discourage Pledging of Company Stock and Require Executive Officers and Directors to Obtain Pre-approval (page 62)

✔ Mitigate Potential Dilutive Effect of Equity Awards through Robust Share Repurchase Program (page 56)

✔ Utilize an Independent Compensation Consulting Firm which Provides No Other Services to the Company (page 61)

✔ Provide Reasonable Post-Employment/Change in Control Provisions (page 77)

What We Don't Do

✘ No Employment Contracts (unless required by law)

✘ No Dividends or Dividend Equivalents on Unearned PSUs

✘ No Repricing Underwater Stock Options

✘ No Tax Gross-Ups for Personal Aircraft Use or Financial Planning

✘ No Inclusion of the Value of Equity Awards in Pension or Severance Calculations

✘ No Separate Change in Control Agreements

✘ No Excise Tax Gross-Ups Upon Change in Control

What We Pay and Why: Elements of Compensation

We have three elements of total direct compensation: base salary, annual incentive and long-term equity compensation. As illustrated in the accompanying chart, in 2012, 90% of the reported Named Executive Officers' total direct compensation was performance-based and not guaranteed and 63% was in the form of long-term equity compensation.



NAMED EXECUTIVE OFFICERS 2012 TOTAL DIRECT COMPENSATION

10%

63%

27%

● Long-Term Equity Compensation   ● Annual Incentive
● Base Salary

Base Salary

We pay base salaries to attract talented executives and to provide a fixed base of cash compensation. We assign a job grade to each salaried position in the Company, including the Named Executive Officers. The salary range for each Named Executive Officer was informed by a survey of our comparator group's pay practices for the various jobs within the job grade. These ranges are used as guidelines in determining individual salaries, but there is no targeted amount in the range.

Base salaries for the Named Executive Officers are individually determined by the Compensation Committee within the appropriate salary range after consideration of:

- breadth, scope and complexity of the role;
- fairness (employees with similar responsibilities, experience and historical performance are rewarded comparably);
- current compensation; and
- individual performance.

We do not set the base salary of any employee, including any Named Executive Officer, at a certain multiple of the salary of another employee.

There are three situations that may warrant an adjustment to base salary:

1. Annual Merit Increases. All employees' base salaries are reviewed annually for possible merit increases, but merit increases are not automatic or guaranteed. Any adjustments take into account the individual's performance, responsibilities and experience, as well as fairness and external market practices. The increases for senior executives generally are based on a pre-established budget approved by the Compensation Committee.

Merit increases for the Named Executive Officers were approved in February 2012 and effective April 1, 2012. The Compensation Committee increased Mr. Kent's base salary to $1,600,000. The Compensation Committee believed this base salary increase was appropriate in light of the growth in size and complexity of the Company following the successful acquisition and continued integration of Coca-Cola Enterprises Inc.'s ("CCE") former North America business (the "CCE Transaction") and Mr. Kent's continued contribution to the Company's achievements and his strong leadership.

The merit increases for the other Named Executive Officers in 2012 were as follows:

- Mr. Fayard received a 4% increase;
- Mr. Bozer received a 3% increase;
- Mr. Cahillane received a 3% increase; and
- Mr. Reyes received a 4% increase.

The Compensation Committee believed the increases in base salary of the other Named Executive Officers were appropriate based on the Company's strong performance and each executive's individual achievements in 2011.

In February 2013, the Compensation Committee made no change to Mr. Kent's base salary. The Compensation Committee determined that Mr. Kent's base pay was competitive from a market perspective, and in light of his continued strong performance, decided to focus on long-term performance based awards. Mr. Fayard received a 3.5% base salary increase and Mr. Reyes' base salary remained unchanged. Changes to the base salary of Messrs. Bozer and Cahillane are described below.

2. Promotions or Changes in Role. Base salary may be increased to recognize additional responsibilities resulting from a change in an employee's role or a promotion to a new position. Increases are not guaranteed for a promotion or change in role. No such increases were awarded to Named Executive Officers in 2012.

Effective January 1, 2013, Mr. Bozer was appointed President, Coca-Cola International and Mr. Cahillane was appointed President, Coca-Cola Americas. Effective April 1, 2013, Messrs.

Bozer and Cahillane received increases in base salary of approximately 11.7% and 4.2%, respectively, as a result of their new positions, strong leadership and individual accomplishments.

3. Market Adjustments. A market adjustment is awarded to an individual who is performing successfully when we recognize a significant gap between the market data and the individual's base salary. No Named Executive Officer received a market adjustment in 2012.

Annual Incentive

We pay annual incentives to drive the achievement of key business results and to recognize individuals based on their contributions to those results. Annual incentives are determined under the Performance Incentive Plan of The Coca-Cola Company (the "Performance Incentive Plan"). In 2012, approximately 14,500 employees participated in the Performance Incentive Plan.

In 2012, the following formula was used to calculate the maximum payment that may be awarded to a Named Executive Officer.

| Base Salary | X | Base Salary Factor | X | Business Performance Factor (0 – 300%) |

Once the maximum is determined pursuant to the formula, the quantitative and qualitative factors described below are used by the Compensation Committee to determine where within the range of potential payments (from $0 to the maximum) the actual award should fall.

Summary of Payments

The following table shows how the formula was applied and the actual amounts awarded for 2012.

Name	Base Salary (12/31/2012)	X	Base Salary Factor	X	Business Performance Factor	=	Maximum Payment Based on 2012 Performance	Range of Potential Payments Based on 2012 Performance	Actual Award for 2012 Performance
Mr. Kent	$ 1,600,000	X	200%	X	300%	= $	9,600,000	$ 0 - 9,600,000	$ 6,000,000
Mr. Fayard	822,682	X	125%	X	300%	=	3,085,058	0 - 3,085,058	1,804,000
Mr. Bozer[1]	626,652	X	125%	X	236%	=	1,848,623	0 - 1,848,623	1,263,000
Mr. Cahillane[2]	791,813	X	125%	X	211%	=	2,088,407	0 - 2,088,407	1,273,000
Mr. Reyes[3]	673,826	X	125%	X	238%	=	2,004,632	0 - 2,004,632	1,545,000

1 For Mr. Bozer, the business performance factor was weighted 50% for overall Company performance (at 300%) and 50% for Eurasia and Africa Group performance (at 171.3%).

2 For Mr. Cahillane, the business performance factor was weighted 50% for overall Company performance (at 300%) and 50% for North America Group performance (at 121.3%).

3 For Mr. Reyes, the business performance factor was weighted 50% for overall Company performance (at 300%) and 50% for Latin America Group performance (at 175.0%).

Calculating the Business Performance Factor

For Messrs. Kent and Fayard, the business performance factor consisted of:

- 50% for overall Company unit case volume growth; and
- 50% for overall Company comparable currency neutral earnings per share growth.

For Messrs. Bozer and Reyes, who had responsibility in 2012 for the Company's Eurasia and Africa Group and Latin America Group, respectively, the business performance factor consisted of:

- 50% for overall Company performance as described above; and
- 50% for the performance of their respective operating group, measured by unit case volume growth and profit before tax growth, each weighted equally.

For Mr. Cahillane, the President and Chief Executive Officer of Coca-Cola Refreshments USA, Inc. ("CCR") in 2012, the business performance factor consisted of:

- 50% for overall Company performance as described above; and
- 50% for the performance of the North America Group, measured by volume share growth (20%), net revenue growth (40%) and profit before tax growth (40%).

These performance measures were selected because they contribute to achievement of the goals set forth in the 2020 Vision and together contribute to sustainable growth and improved productivity.

The targets used to determine the business performance factor for the 2012 plan year were set in February 2012. The overall Company targets and results for 2012 were as follows:





Unit Case Volume Business Performance Factor	150%
Comparable Currency Neutral Earnings Per Share Business Performance Factor	150%
TOTAL	**300%**

*   *Comparable currency neutral earnings per share growth is calculated after adjusting for the impact of currency and certain other nonrecurring items affecting comparability. Comparable currency neutral earnings per share, therefore, differs from reported earnings per share, which was $1.97 in 2012. The primary differences between comparable currency neutral earnings per share and earnings per share as reported under GAAP were the impact of currency, asset impairments/restructuring, productivity and reinvestment programs and certain tax matters. We believe using comparable currency neutral earnings per share is appropriate because it ensures a more consistent comparison against the prior year.*

The specific targets for the Eurasia and Africa Group, the North America Group and the Latin America Group are not disclosed because they relate to business operations in specific geographies and disclosure would result in competitive harm. These targets are designed to be challenging but achievable and consistent with our 2020 Vision. The total combined business performance factor for these groups is disclosed in the Summary of Payments table on page 54.

Quantitative and Qualitative Factors

In setting the amount of each Named Executive Officer's actual award within the range determined by the formula, the Compensation Committee considered a number of quantitative and qualitative factors, including, but not limited to:

1. Progress toward goals in the 2020 Vision, including in the areas of people, planet, productivity, partners, portfolio and profit.

2. Strategic priorities:
    - volume and value share gains;
    - currency gains and losses;
    - total return to shareowners, representing share price appreciation and dividends;
    - impact of significant acquisitions and innovations;
    - internal equity and fairness;
    - acquisitions and divestitures;
    - productivity and reinvestment; and
    - sustainability.

In addition, the Compensation Committee considered the following individual accomplishments:

- *Mr. Kent:* In the third year of the 2020 Vision, Mr. Kent's strategic vision and operational leadership continued to deliver strong Company results in line with or exceeding long-term volume, revenue and profit growth targets. The year 2012 ended with record comparable revenue and operating income and record cash from operations. His effective leadership of the Company and the Coca-Cola system has resulted in volume and value share gains in nonalcoholic ready-to-drink beverages. His leadership and positive relationships continue to strengthen and align the Coca-Cola system. In 2012, the Company announced several significant bottler transactions around the world, setting the foundation to accelerate growth in countries such as Japan, the Philippines and Brazil. Mr. Kent led with integrity and continued to enhance the Company's reputation with external stakeholders. His focus on development of women leaders continued to make progress as evidenced by increases in women in the leadership pipeline. He championed various important sustainability initiatives, including a partnership with DEKA R&D to deliver millions of liters of clean drinking water to communities in need around the world and advancing the 5by20 women's

empowerment initiative. As Chairman of the Board, Mr. Kent continued to lead an orderly Board succession process, ensuring effective transition of knowledge while focusing on increasing diversity on the Board.

- *Mr. Fayard:* Mr. Fayard made significant contributions to the Company's strong financial and operating performance in 2012 despite an uncertain global economy. Key achievements included several significant bottler transactions around the world announced in 2012, including the sale of a majority interest in our Philippines bottling operations, bottler-led consolidations in Brazil and Japan and the creation of the Myanmar bottling structure. Mr. Fayard was also instrumental in generating significant North American synergies despite continued commodity pressures.

- *Mr. Bozer:* Mr. Bozer, who led a very diverse geographic group in Eurasia and Africa, successfully grew profit, volume and share across most of his territory in 2012. Under his leadership, the key markets of India, Turkey, and Russia gained momentum. Mr. Bozer oversaw the closing of the Aujan transaction and integration, allowing the Company to assume leadership in the juice category in the Middle East market. Mr. Bozer has also successfully developed leadership in a number of markets.

- *Mr. Cahillane:* In a challenging environment in North America, Mr. Cahillane's leadership helped the Company grow volume, revenue, operating income and volume and value share in nonalcoholic ready-to-drink beverages in 2012. Under his leadership, the integration of the North America business continued to meet substantial synergy targets. In 2012, the acquisition of one U.S. bottler was completed. Mr. Cahillane took a leadership role in promoting the cola category and leading efforts against discriminatory taxes. Mr. Cahillane's focus on hiring veterans in North America led to the Company exceeding its veterans' hiring plans.

- *Mr. Reyes:* 2012 was another strong year for Mr. Reyes as key volume, share, and profit targets for the Latin America Group were surpassed. Our Latin America business gained volume and value share in nonalcoholic ready-to-drink beverages in 2012, resulting in the eighth consecutive year of share gains. Mr. Reyes, who became Vice Chairman of The Coca-Cola Export Corporation effective January 1, 2013, successfully transitioned leadership of the Latin America Group and continues to be a role model in leadership development.

Long-Term Equity Compensation

General

We provide performance-based long-term equity compensation to our senior executives, including the Named Executive Officers, to directly tie the interests of these individuals to the interests of our shareowners. We also believe that long-term equity compensation is an important retention tool. In 2012, we granted long-term equity compensation to approximately 5,900 employees, including the Named Executive Officers. We mitigate the potential dilutive effect of granting long-term equity compensation through a robust share repurchase program. Additional details concerning our long-term equity compensation plans can be found beginning on page 79 and 86.

Value of Long-Term Equity Compensation Awarded

The Compensation Committee sets ranges for long-term equity compensation for each job grade at the senior executive levels. The ranges were informed by a survey of our comparator group's pay practices. The Compensation Committee does not target a specific percentile ranking against our comparator group.

The actual value of long-term equity compensation within such ranges awarded to each senior executive, including the Named Executive Officers, is individually determined, at the discretion of the Compensation Committee, after considering:

- skills, experience and time in role;
- potential; and
- individual and Company performance in the prior year.

In determining the value of long-term equity compensation awards to the Named Executive Officers in February 2012, the Compensation Committee took into consideration, among other things, the Company's strong operating performance, return to shareowners and progress toward the Company's 2020 Vision.

Mix of Equity Vehicles

The Company uses a mix of stock options and PSUs when making annual long-term equity awards. Once the value of the long-term equity compensation award is determined, the Compensation Committee grants approximately 60% of this value in stock options and 40% in PSUs. Due to differences in how the grant date fair value of option awards must be calculated for accounting purposes, the amounts reported in the Summary Compensation Table may not reflect the same proportion of stock options and PSUs.

The Compensation Committee believes this mix of equity vehicles strikes the appropriate balance between rewarding increases in the market value of our Common Stock (stock options) and the achievement of Company-specific performance measures (PSUs).

As noted above, we measure performance based on both internal operating measures and return to shareowners. Because both annual incentives and PSUs are earned based on Company-specific performance measures, we believe that

granting a slightly higher percentage of long-term equity awards in the form of stock options is appropriate.

Stock Options

We believe that stock options are performance-based because their value is solely tied to the Company's stock price, which directly correlates to our shareowners' interests. We grant stock options for several reasons, including:

- declines in stock price following the grant of stock options have a negative impact on executive pay (i.e., when a stock option is "underwater" it has no value);

- feedback from employees has indicated that stock options are highly valued and are an important retention tool; and

- stock options that vest over time encourage executives to focus on the long term when making decisions to enhance shareowner value.

While we do not believe that stock options cause a focus on short-term stock price movements or lead to excessive risk-taking, our compensation policies include risk mitigation features (see page 59). We have stringent share ownership requirements (see page 61) to ensure that a significant portion of executive officers' net worth is in Company stock and therefore tied to long-term sustainable performance. In addition, as discussed on page 62, we adopted a new share retention policy which requires executive officers to retain at least 50% of the net shares obtained from the exercise of stock options for at least one additional year. Further, we do not, and have not, backdated or repriced options.

Performance Share Units (PSUs)

PSUs provide an opportunity for employees to receive Common Stock if a performance measure is met for a pre-defined performance period. No outstanding PSU awards provide for the payment of dividends or dividend equivalents during the performance period. Starting with the annual grant of PSUs in 2011, dividends or dividend equivalents were eliminated during the holding period. We currently have two types of PSU awards outstanding:

- Annual awards: We provide annual PSU awards (with three-year performance periods) to eligible employees, including the Named Executive Officers.

- 2020 Vision awards: In 2012, we adopted a separate PSU program for a limited number of employees which is directly tied to goals necessary to achieve the Company's 2020 Vision. No individuals who were Named Executive Officers in 2012 received such awards.

Since 2007, growth in economic profit has been chosen as the performance measure for the annual awards because it is an important measure of the Company's long-term strength and is historically correlated with stock price over time. Economic profit is net operating profit after tax less the cost of capital used in the business, after adjusting for the impact of structural changes that are significant to the Company as a whole, accounting changes and certain other nonrecurring items affecting comparability. A three-year performance period was selected to mirror our long-term business planning cycle. The following summarizes the performance measure used since 2007 and the status of the annual PSU programs.

Performance Period	Performance Measure	Threshold, Target and Maximum Performance Levels[1]	Status
2008-2010[2]	Compound annual growth in economic profit	Threshold = 6.5% Target = 9% Maximum = 11%	Results were certified in February 2011. Results were above target, with 107.5% of the target number of shares awarded. Shares were subject to an additional holding period and were released in February 2012.
2010-2012[2,3]	Compound annual growth in economic profit	Threshold = 5.7% Target = 8.7% Maximum = 10.7%	Results were certified in February 2013. Results were above the maximum, with 150% of the target number of shares awarded. Shares are subject to an additional holding period through February 2014.
2011-2013[2]	Compound annual growth in economic profit	Threshold = 8.7% Target = 11.7% Maximum = 13.7%	Results will be certified in February 2014. Any shares earned will be subject to an additional holding period through February 2015. Through December 31, 2012, payout is projected below the threshold level, and therefore we do not currently expect any shares to be earned from these awards.
2012-2014[2]	Compound annual growth in economic profit	Threshold = 7.7% Target = 10.7% Maximum = 12.7%	Results will be certified in February 2015. Any shares earned will be subject to an additional holding period through February 2016. Through December 31, 2012, payout is projected near the target level. The global economic environment and the impact of currency over the remaining two years of the performance period will have a significant impact on the number of shares earned, if any.

1   Participants receive 50% of the award at the threshold level, 100% of the award at the target level and 150% of the award at the maximum level. Results are rounded and the number of shares is extrapolated on a linear basis between performance levels.

2   The calculation of economic profit for the 2008-2010 and 2010-2012 periods was adjusted, and the 2011-2013 and 2012-2014 periods will be adjusted, to exclude certain nonrecurring items, including items related to the CCE Transaction, as applicable. In addition, as a result of the CCE Transaction, the 2009 base year for the 2010-2012 period and the 2010 base year for the 2011-2013 period were adjusted to assume the Company owned CCE's former North America business for the full base year.

3   No PSUs were granted in 2009 due to the difficulty of setting a reliable three-year performance target at that time; instead, only stock options were awarded.

Restricted Stock

Restricted stock awards may be performance-based or time-based and in the form of restricted stock or restricted stock units. Time-based restricted stock awards are used in limited circumstances, such as for critical retention situations, make-whole awards, special recognition or when other forms of awards are not available for tax or legal reasons. None of the Named Executive Officers received a restricted stock award in 2012.

Additional Compensation Elements

Benefits

In general, benefits are designed to provide a safety net of protection against the financial catastrophes that can result from illness, disability or death, and to provide a reasonable level of retirement income based on years of service with the Company. In the U.S., the Named Executive Officers generally participate in the same benefit plans as the broader employee population of the Company or CCR, as applicable. International plans and CCR plans vary, but each Named Executive Officer receives the same benefits offered to all other employees participating in the relevant plan.

Perquisites

We provide perquisites that we feel are necessary to enable the Named Executive Officers to perform their responsibilities efficiently and to minimize distractions. We believe the benefit the Company receives from providing these perquisites significantly outweighs the cost of providing them. The table below summarizes and provides the business rationale for each of the perquisites provided to the Named Executive Officers. For more information about these perquisites and their values, see the discussion beginning on page 67.

Perquisite	Description and Business Rationale
Aircraft Usage	• The Board requires Mr. Kent, but not the other Named Executive Officers, to fly on Company aircraft for business and personal travel. This is required to allow travel time to be used productively for the Company, for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands, as well as to ensure that Mr. Kent can be immediately available to respond to business priorities from any location around the world. • The Company does not provide tax gross-ups for imputed income due to personal aircraft use. A tax reimbursement is provided for taxes incurred when a spouse travels for business purposes. In contrast to personal use, the Company does not believe an employee should pay personally when travel is required or important for business purposes.
Car and Driver	• A car and driver are provided only where necessary for security and/or productivity reasons. • Messrs. Kent, Bozer and Reyes (and Mr. Reyes' spouse) use a Company car and driver. No other Named Executive Officer is provided with a Company car or driver.
Security	• The Company provides personal security to Named Executive Officers when circumstances warrant. • The Company considers security to be a business necessity to protect our employees given the global visibility of our brands and the extensive locations where we operate.
International Service Program	• Mr. Bozer, who was based in Turkey, participated in the Company's international service program. He is provided the same benefits offered to all employees eligible to participate in such program.
Financial and Tax Planning	• The Company reimburses its senior executives, including the Named Executive Officers, for financial and tax planning up to $13,000 per year for Mr. Kent and up to $10,000 per year for other Named Executive Officers. • A significant percentage of our senior executives have dual nationalities or work or have worked outside their home country, which complicates their tax and financial situations. This benefit helps to ensure they are compliant with local country laws. • No tax gross-up is provided for this benefit.
Other	• Executive physicals are provided to encourage senior leaders of the Company to set the example for living positively and active healthy living. • Amenities were provided to certain Named Executive Officers at a Board meeting held at the London Olympic Games, which the Company sponsored. • Modest perquisites are made available to the Named Executive Officers outside the U.S. consistent with local policies and practices. • Tax protection may be provided for prior assignments in foreign countries in order to avoid an executive being penalized from a tax perspective for overseas service on behalf of the Company.

Retirement Plans

The Company provides Company-paid pension plans to the Named Executive Officers. Substantially all of our non-union U.S. employees are covered by the U.S. pension plans in which the Named Executive Officers participate. There are no special or enhanced pension formulas for the Named Executive Officers. Mr. Cahillane participated in an executive pension plan which was assumed as a part of the CCE Transaction and was frozen effective December 31, 2011. Mr. Reyes currently participates in a local Mexico pension plan, along with all other Mexico-based employees. None of the pension plans take into account equity compensation in calculating benefits.

The Company also provides retirement savings plans, some of which include a Company matching contribution, to encourage all employees to save additional funds for retirement. The Company matching contribution is provided on the same basis to the Named Executive Officers as all other participants in the applicable plan.

We have these plans as an additional means to attract and retain employees and to provide retirement coverage regardless of work location, as many employees work in various international locations throughout their careers. For a specific description of the pension plans and savings plans in which the Named Executive Officers participate, see the discussion beginning on page 83. For the accumulated benefits under the pension plans, see the 2012 Pension Benefits table and the accompanying narrative beginning on page 74. The amount of the Company matching contributions to each Named Executive Officer under the savings plans can be found on page 70.

Deferred Compensation Plans

The Company also offers nonqualified, unfunded deferred compensation plans to eligible U.S. based employees, including the Named Executive Officers. We offer these plans because they provide an opportunity for eligible U.S. based employees to save for future financial needs at little cost to the Company. The deferred compensation plans are unsecured and unfunded.

For a more detailed discussion of the deferred compensation plans, see pages 85 and 86, respectively, and the 2012 Nonqualified Deferred Compensation table and accompanying narrative on page 76.

Severance Plans

The Company offers severance pay plans in order to provide transitional assistance to employees who are separated from the Company. These plans provide cash severance benefits. Eligible employees generally include regular, full-time, non-union, U.S. employees and International Service Associates, including the U.S. based Named Executive Officers. Payments are based on job grade level, salary and/or length of service. For the U.S. based Named Executive Officers, the maximum payment is two times base salary. This amount was determined to be appropriate for senior executives, including the Named Executive Officers, to assist in transition to new employment, as it may take a longer period of time for senior executives to find comparable employment. Mr. Reyes' separation arrangements are governed by Mexican law.

The Company has no separate termination arrangements with any of the Named Executive Officers, except for Mr. Reyes who entered into an agreement in connection with his planned retirement in 2014. This agreement is consistent with Mexican law and the current compensation and benefit plans in which Mr. Reyes participates. For a more detailed discussion of the Company's severance plans, see page 87. For information on the amounts that would be payable under the severance plans to the Named Executive Officers, see Payments on Termination or Change in Control beginning on page 77.

How We Make Compensation Decisions

Risk Considerations

The Compensation Committee reviews the risks and rewards associated with the Company's compensation programs. The programs are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation programs encourage and reward prudent business judgment and appropriate risk-taking over the short term and the long term.

Management and the Compensation Committee regularly evaluate the risks involved with compensation programs globally and do not believe any of the Company's compensation programs create risks that are reasonably likely to have a material adverse impact on the Company. In 2012, the Company conducted, and the Compensation Committee reviewed, a comprehensive global risk assessment. The risk assessment included conducting a global inventory of incentive plans and programs and considered factors such as the plan metrics, number of participants, maximum payments and risk mitigation factors.

Since base salary is a fixed amount and a relatively small percentage of total direct compensation, we do not believe it encourages risk-taking. In addition, we believe that the Company's annual incentive and long-term equity compensation programs contain appropriate risk mitigation factors, as summarized in the graphic below.



Annual Incentive (cash)	Risk Mitigation Factor	Long-term Equity Compensation (stock options and PSUs)
←	Award Cap	
←	Multiple Performance Factors	
←	Clawback Feature	→
←	Range of Awards (not "all or nothing")	→
	Anti-hedging Policy	→
	Share Ownership/Retention Guidelines	→
	Additional Holding Period on PSUs	→

Decision-Making Process and Role of Executive Officers

The Compensation Committee reviews and discusses the Board's evaluation of the Chairman and Chief Executive Officer and makes preliminary determinations about his base salary, annual incentive and long-term equity compensation. The Compensation Committee then discusses the compensation recommendations with the full Board and the Compensation Committee approves final compensation decisions after this discussion. Executive officers do not determine the compensation of the Chairman and Chief Executive Officer.

For other Named Executive Officers, the Chairman and Chief Executive Officer considers performance and makes individual recommendations to the Compensation Committee on base salary, annual incentive and long-term equity compensation.

The Compensation Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations.

In making these compensation decisions, the Compensation Committee uses several resources and tools, including competitive market information. One such tool is a "tally sheet," which assigns a dollar amount to each of the compensation elements discussed above as well as accumulated outstanding long-term equity awards and deferred compensation. The Compensation Committee believes that the tally sheet is useful in evaluating the total compensation opportunity for each Named Executive Officer.

Compensation Comparator Group

We use a comparator group of companies when making certain compensation decisions. Our comparator group is used:

- as an input in developing base salary ranges, annual incentive targets and long-term incentive award ranges;
- to evaluate share utilization by reviewing overhang levels and annual run rate;
- to benchmark the form and mix of equity awarded to employees;
- to benchmark share ownership guidelines;
- to assess the competitiveness of total direct compensation awarded to senior executives;
- to validate whether executive compensation programs are aligned with Company performance; and
- as an input in designing compensation plans, benefits and perquisite programs.

While the Compensation Committee examines data about executive compensation at other comparator companies, compensation paid at other companies is not a primary factor in the decision-making process.

Since some of the comparator group companies are not U.S. based, a subgroup of the companies may be used for some of these purposes when data is not publicly available for the foreign companies.

In December 2011, in part due to the CCE Transaction, the Compensation Committee assessed the criteria used and companies included in the comparator group, in order to determine whether the companies included were appropriate due to the significant changes in the size and scope of the Company's business. The Compensation Committee approved certain changes to the comparator group that were effective in 2012.

The comparator group companies for 2012 are listed below. The companies added to the comparator group in 2012 are highlighted in red. Comparator companies were chosen based on the following criteria:

- comparable size based on revenue;
- market capitalization in excess of $100 billion;
- major global presence with sales in a minimum of 100 countries;
- large consumer products business;
- market-leading brands or category positions as defined by Interbrand;
- sustained growth over one, three and five year periods; and
- available compensation data.

Abbott Laboratories	Mondelez International, Inc. (f/k/a/Kraft Foods Inc.)
Apple Inc.	Nestlé S.A.
AT&T Inc.	NIKE, Inc.
Colgate-Palmolive Company	PepsiCo, Inc.
General Mills, Inc.	Philip Morris International Inc.
International Business Machines Corporation	The Procter & Gamble Company
Johnson & Johnson	Unilever PLC
Kimberly-Clark Corporation	**Wal-Mart Stores, Inc.**
McDonald's Corporation	

Role of the Compensation Consultant

Pursuant to its charter, the Compensation Committee is authorized to retain and terminate any consultant, as well as to approve the consultant's fees and other terms of the engagement. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. In 2012, the Compensation Committee engaged Exequity LLP ("Exequity") as its compensation consultant. The Compensation Committee did not engage any other advisor in 2012.

Exequity provides research, data analyses, survey information and design expertise in developing compensation programs for executives and incentive programs for eligible employees. In addition, Exequity keeps the Compensation Committee apprised of regulatory developments and market trends related to executive compensation practices. Exequity does not determine or recommend the exact amount or form of executive compensation for any of the Named Executive Officers. A representative of Exequity generally attends meetings of the Compensation Committee, is available to participate in executive sessions and communicates directly with the Compensation Committee.

Prior to the retention of a compensation consultant or any other external advisor, and from time to time as the Committee deems appropriate, the Compensation Committee assesses the independence of such advisor from management, taking into consideration all factors relevant to such advisor's independence, including the factors specified in the New York Stock Exchange listing standards.

Pursuant to the Compensation Committee's Independence Policy, if the Compensation Committee chooses to use a compensation consultant, the consultant must be independent. Under the policy, a consultant is considered independent if (i) the representative of the consultant does not provide services or products of any kind to the Company or any of its consolidated subsidiaries, or to their management, (ii) the consulting firm does not derive more than 1% of its consolidated gross revenues from the Company and (iii) the consulting firm is precluded from providing any other services to the Company and its consolidated subsidiaries.

The Compensation Committee assessed Exequity's independence, taking into account the following factors:

- compliance with the Independence Policy;
- the policies and procedures the consultant has in place to prevent conflicts of interest;
- any business or personal relationships between the consultant and the members of the Compensation Committee;
- any ownership of Company stock by the individuals at Exequity performing consulting services for the Compensation Committee; and
- any business or personal relationship of Exequity with an executive officer of the Company.

Exequity has provided the Compensation Committee with appropriate assurances and confirmation of its independent status pursuant to the Independence Policy and other factors. The Compensation Committee believes that Exequity has been independent throughout its service for the Committee and there is no conflict of interest between Exequity and the Compensation Committee.

Additional Information

Share Ownership Guidelines

For many years, the Company has had share ownership guidelines for executives, including the Named Executive Officers. These guidelines are designed to align the executives' long-term financial interests with those of shareowners. All Named Executive Officers exceed their share ownership guidelines.

The ownership guidelines are as follows:

Role	Value of Common Stock to be Owned[*]
Chief Executive Officer	8 times base salary
Operating Business Presidents	5 times base salary
Executive Vice Presidents, Group Presidents and President and Chief Operating Officer of CCR	4 times base salary
Other senior executives	2 times base salary
Business Unit Presidents below senior executive level	1 times base salary

*   *Shares are valued based on the average closing price of Common Stock for the prior one-year period.*

The Chairman of the Board and Chief Executive Officer and the Compensation Committee monitor compliance annually. Each executive has five years from the date he or she becomes subject to the share ownership guidelines to meet his or her target. If an executive is promoted and the target is increased, an additional two-year period is provided to meet the target. Stock options do not count toward the ownership guideline and PSUs count only after the performance criteria has been met.

Further, to ensure compliance with the guidelines, the Compensation Committee may direct that up to 50% of the annual cash incentive be withheld if an executive is not compliant. The Compensation Committee also may mandate

the retention of 100% of net shares, after settlement of taxes and transaction fees, acquired pursuant to equity awards granted on or after January 1, 2009.

Starting in 2009, once an executive has met and maintained the ownership objective for a year, the Compensation Committee had the discretion to grant a one-time long-term equity award. This award is generally delivered in stock options valued up to 15% of the executive's annual equity award value. In 2012, the Compensation Committee decided to phase out this component of the program, so final awards, if any, will be paid in 2014 to eligible executives that met their ownership objective in 2012 and maintain it through 2013.

New Share Retention Policy

In February 2013, the Compensation Committee approved a new share retention policy for the Company's executive officers which requires the retention of 50% of the shares (after paying taxes) obtained from option exercises or from the release of PSUs or restricted stock awards for at least one year after exercise/release of shares or separation from the Company. Shares may be sold after separation from the Company and the

policy includes limited exceptions such as donations of stock to charities, educational institutions or family foundations and sales or divisions of property in the case of divorce, disability or death, and the Compensation Committee is authorized to grant waivers in other exceptional circumstances. This policy applies to equity awards granted in and after February 2013 and is in addition to the share ownership guidelines described above.

Trading Controls and Hedging, Short Sale and Pledging Policies

Executive officers, including the Named Executive Officers, are required to receive the permission of the Company's General Counsel prior to entering into any transactions in Company securities, including gifts, grants and those involving derivatives. Generally, trading is permitted only during announced trading periods. Employees who are subject to trading restrictions, including the Named Executive Officers, may enter into a trading plan under Rule 10b5-1 of the 1934 Act. These trading plans may be entered into only during an open trading period and

must be approved by the Company. The Company requires trading plans to include a waiting period and the trading plans may not be amended during their term. The Named Executive Officer bears full responsibility if he or she violates Company policy by permitting shares to be bought or sold without pre-approval or when trading is restricted.

Executive officers are prohibited from entering into hedging and short sale transactions and are subject to restrictions on pledging Common Stock, as described on page 40.

Contracts and Agreements

Generally, we have no employment contracts with our employees, unless required or customary based on local law or practice. We do not have a contract with Mr. Kent or any of the other Named Executive Officers except for Mr. Reyes, who is based in Mexico where contracts are required.

Clawback Provisions

Most of our compensation plans and programs contain provisions that allow the Company to recapture amounts paid to employees under certain circumstances. The annual Performance Incentive Plan allows the Company to recapture any award from a participant if the amount of the award was based on achieving certain financial results that were later required to be restated due to the participant's misconduct. In addition, all equity awards since 2004 contain provisions under which employees may be required to forfeit equity awards or profits from equity awards if they engage in certain conduct including, but not limited to, violating Company policies, such as the Code of Business Conduct or competing against the Company. In

addition, effective February 16, 2011, the Performance Incentive Plan, The Coca-Cola Company 2008 Stock Option Plan (the "2008 Stock Option Plan"), The Coca-Cola Company 1999 Stock Option Plan (the "1999 Stock Option Plan"), The Coca-Cola Company 1989 Restricted Stock Plan (the "1989 Restricted Stock Plan") and The Coca-Cola Company 1983 Restricted Stock Award Plan (the "1983 Restricted Stock Plan") were each amended to include a clawback provision with respect to the recapture of awards as may be required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other law or the listing standards of the NYSE.

Change in Control

The Company has change in control provisions in its annual Performance Incentive Plan, its equity compensation plans and some of its retirement plans in which the Named Executive Officers participate. These provisions apply equally to all plan participants. The Board can determine prior to the potential change in control that no change in control will be deemed to have occurred. We have no special change in control agreements or arrangements with any of the Named Executive Officers and we do not provide a tax gross-up for any change in control situation.

The change in control provisions were adopted to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction will be motivated to act in their own interests rather than the interests of the shareowners. Thus, the provisions are designed to make any transaction neutral to the employees' economic interests. Employees likely would not be in a position to influence the Company's performance after a change in control and might not be in a position to earn their incentive awards or vest in their equity awards. The Company also believes that the change in control provisions in the pension plans provide some security with respect to pension benefits in the event of a change in control. Therefore, the Company believes that the change in control provisions are fair and protect shareowner value.

For a more detailed discussion of change in control arrangements, see Payments on Termination or Change in Control beginning on page 77.

Tax and Accounting Implications of Compensation

The Compensation Committee considers the tax and accounting implications of compensation, but they are not the only factors considered. In some cases, other important considerations outweigh tax or accounting considerations.

Section 162(m) of the Tax Code limits deductibility of certain compensation to $1 million per year for the Chief Executive Officer and the three other executive officers (other than the Chief Financial Officer) who are highest paid and employed at year-end. If certain conditions are met, performance-based compensation may be excluded from this limitation. Stock option gains are tax deductible and the value of most PSUs and performance-based restricted stock and restricted stock units is deductible when income is realized.

Most compensation paid by the Company is designed to be deductible under Section 162(m) of the Tax Code. However, the Compensation Committee may exercise discretion to pay nondeductible compensation if following the requirements of Section 162(m) of the Tax Code would not be in the interests of shareowners. Our shareowner-approved incentive plans, stock option plans and performance-based awards under the 1989 Restricted Stock Plan meet the conditions necessary for deductibility. In 2012, all annual incentive payments to the Named Executive Officers were deductible.

Generally under GAAP, compensation is expensed as earned. Equity compensation is expensed in accordance with FASB Topic 718, which is generally over the vesting period.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Form 10-K.

Maria Elena Lagomasino, *Chair*
Ronald W. Allen
Alexis M. Herman
James D. Robinson III

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised entirely of the four independent Directors listed above. No member of the Compensation Committee is a current, or during 2012 was a former, officer or employee of the Company or any of its subsidiaries. During 2012, no member of the Compensation Committee had a relationship that must be described under the SEC rules relating to disclosure of related person transactions. In 2012, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of the Company.

EXECUTIVE COMPENSATION

The following tables, narrative and footnotes discuss the compensation of the Chairman and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers during 2012, who are referred to as the Named Executive Officers. All Company share data included below has been adjusted to reflect the impact of the Company's two-for-one stock split effected on July 27, 2012.

2012 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)	Total Without Change in Pension Value ($)*
Muhtar Kent Chairman of the Board and Chief Executive Officer	2012	$ 1,550,000	$ 6,239,977	$ 6,854,958	$ 6,000,000	$ 8,851,435	$ 963,816	$ 30,460,186	$ 21,608,751
	2011	1,350,000	5,600,141	7,454,880	6,000,000	7,953,762	756,790	29,115,573	21,161,811
	2010	1,200,000	5,119,578	5,687,523	6,500,000	5,537,068	737,848	24,782,017	19,244,949
Gary P. Fayard Executive Vice President and Chief Financial Officer	2012	814,772	1,835,210	2,016,060	1,804,000	1,648,001	104,919	8,222,962	6,574,961
	2011	785,280	1,836,575	2,443,110	1,760,000	1,599,292	100,315	8,524,572	6,925,280
	2010	761,400	1,852,512	2,326,842	1,997,000	1,236,015	94,997	8,268,766	7,032,751
Ahmet C. Bozer Executive Vice President and President, Coca-Cola International	2012	622,089	1,649,978	1,812,605	1,263,000	1,170,198	825,249	7,343,119	6,172,921
	2011	602,550	1,706,602	2,414,280	1,131,000	1,185,505	750,968	7,790,905	6,605,400
	2010	565,825	1,651,152	1,832,928	1,340,000	530,434	474,268	6,394,607	5,864,173
Steven A. Cahillane[1] Executive Vice President and President, Coca-Cola Americas	2012	786,047	1,716,009	1,885,116	1,273,000	367,277	121,635	6,149,084	5,781,807
	2011	764,063	1,706,602	2,267,340	1,570,000	350,697	231,145	6,889,847	6,539,150
José Octavio Reyes[2] Vice Chairman, The Coca-Cola Export Corporation	2012	717,167	1,649,978	1,812,605	1,545,000	3,286,256	551,590	9,562,596	6,277,614
	2011	655,060	1,836,575	2,443,110	1,621,000	1,103,392	457,230	8,116,367	7,012,975
	2010	633,029	1,847,478	2,418,864	1,500,000	1,523,487	586,664	8,509,522	6,986,035

*   In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column (but including the nonqualified deferred compensation earnings reported in that column, if any). The change in pension value is subject to many external variables that are not related to Company performance, such as interest rates. Therefore, we do not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes and instead, believe shareowners may find the accumulated pension benefits in the 2012 Pension Benefits table on page 74 a more useful calculation of the pension benefits provided to the Named Executive Officers.

1   Compensation for Mr. Cahillane is provided only for 2012 and 2011 because he joined the Company in 2010 and was not a Named Executive Officer for 2010.

2   Compensation for Mr. Reyes, a Mexico based employee, is delivered in Mexican pesos. In calculating the dollar equivalent for items that are not denominated in U.S. dollars, the Company converts each payment into dollars based on an average exchange rate. For purposes of converting the pension value into dollars, the December accounting rate of exchange is used.

Stock Awards (Column (e))

The amount in the Stock Awards column is the grant date fair value of stock awards determined pursuant to FASB Topic 718. All of the stock awards reported in the Stock Awards column are PSUs.

PSUs provide an opportunity for employees to receive Common Stock if a performance measure is met for a three-year performance period. If the minimum performance measure is not met, no award is earned. If at least the minimum performance measure is attained, awards can range from 50% to 150% of the target number of shares. The amounts in the table above reflect the value of the PSUs at the target (or 100%) level. The table below provides the potential value of the PSUs at the threshold, target and maximum levels for each of these awards. The status of each annual PSU program is described on page 57 of the Compensation Discussion and Analysis.

	2012-2014 Performance Share Units Granted 02/16/2012			2011-2013 Performance Share Units Granted 02/17/2011			2010-2012 Performance Share Units Granted 02/18/2010		
	Value at Threshold Level (50%)	Value at Target (100%) (Reported in Column (e) Above)	Value at Maximum Level (150%)	Value at Threshold Level (50%)	Value at Target (100%) (Reported in Column (e) Above)	Value at Maximum Level (150%)	Value at Threshold Level (50%)	Value at Target (100%) (Reported in Column (e) Above)	Value at Maximum Level (150%)
Mr. Kent	$ 3,119,989	$ 6,239,977	$ 9,359,966	$ 2,800,071	$ 5,600,141	$ 8,400,212	$ 2,559,789	$ 5,119,578	$ 7,679,367
Mr. Fayard	917,605	1,835,210	2,752,815	918,288	1,836,575	2,754,863	926,256	1,852,512	2,778,768
Mr. Bozer	824,989	1,649,978	2,474,967	853,301	1,706,602	2,559,903	825,576	1,651,152	2,476,728
Mr. Cahillane	858,005	1,716,009	2,574,014	853,301	1,706,602	2,559,903	N/A[1]	N/A[1]	N/A[1]
Mr. Reyes	824,989	1,649,978	2,474,967	918,288	1,836,575	2,754,863	923,739	1,847,478	2,771,217

1   Mr. Cahillane joined the Company in 2010 and did not receive these PSUs.

The assumptions used by the Company in calculating these amounts are incorporated herein by reference to Note 12 to the Company's consolidated financial statements in the Form 10-K. The Company grants PSUs and restricted stock under the 1989 Restricted Stock Plan. The material provisions of the 1989 Restricted Stock Plan are described beginning on pages 79 and 86.

To see the value actually received upon vesting of stock by the Named Executive Officers in 2012, refer to the 2012 Option Exercises and Stock Vested table on page 74. Additional information on all outstanding stock awards is reflected in the 2012 Outstanding Equity Awards at Fiscal Year-End table beginning on page 72.

Option Awards (Column (f))

The amounts reported in the Option Awards column represent the grant date fair value of stock option awards granted to each of the Named Executive Officers, calculated in accordance with FASB Topic 718. The amount reported in 2011 for Mr. Bozer includes a one-time award for having achieved the Company's stock ownership guidelines. The amounts reported in 2010 for Messrs. Fayard and Reyes include their one-time award for having achieved the Company's stock ownership guidelines. The Company's share ownership guidelines are described beginning on page 61.

The assumptions used by the Company in calculating these amounts are incorporated herein by reference to Note 12 to the Company's consolidated financial statements in the Form 10-K. The options were awarded under the 2008 Stock Option Plan, the material provisions of which are described on pages 79 and 86.

No Named Executive Officers exercised any options in 2012. Additional information on all outstanding option awards is reflected in the 2012 Outstanding Equity Awards at Fiscal Year-End table beginning on page 72.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each Named Executive Officer under the Company's annual Performance Incentive Plan in 2012, 2011 and 2010, as applicable. The Annual Incentive section of the Compensation Discussion Analysis, which begins on page 54, describes how the 2012 Performance Incentive Plan awards to the Named Executive Officers were determined. The Performance Incentive Plan is also described on pages 78 and 85.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column (h))

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column for 2012, 2011 and 2010 are comprised entirely of changes between December 31, 2011 and December 31, 2012, between December 31, 2010 and December 31, 2011, and between December 31, 2009 and December 31, 2010, respectively, in the actuarial present value of the accumulated pension benefits of each of the Named Executive Officers under the applicable pension plan, except for the 2012 amount reported for Mr. Reyes as described below.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings and the assumptions used to determine the present value, such as the discount rate. The assumptions used by the Company in calculating the change in pension value are described on page 75.

The Company cautions that the values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column (column (h)) are theoretical as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The Company's

retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

Except for the amount reported in 2012 for Mr. Reyes, none of the Named Executive Officers received above-market or preferential earnings (as these terms are defined by the SEC) on their nonqualified deferred compensation accounts. The 2012 amount for Mr. Reyes includes $3,284,982 in change in pension value and $1,274 in nonqualified deferred compensation earnings. The nonqualified deferred compensation earnings represent the above-market or preferential earnings (as these terms are defined by the SEC) on Mr. Reyes' balance in The Coca-Cola Export Corporation International Thrift Plan (the "International Thrift Plan"), which was frozen effective December 31, 2011.

The material provisions of the Company's retirement plans and deferred compensation plans in which the Named Executive Officers participate are described beginning on page 83.

All Other Compensation (Column (i))

The amounts reported in the All Other Compensation column reflect, for each Named Executive Officer, the sum of (i) the incremental cost to the Company of all perquisites and other personal benefits, (ii) the amount of any tax reimbursements, (iii) the amounts contributed by the Company to applicable Company 401(k) and savings plans and (iv) the dollar value of life insurance premiums paid by the Company. Amounts contributed to Company 401(k) and savings plans are calculated on the same basis for all participants in the relevant plan, including the Named Executive Officers. The material provisions of the Company 401(k) and savings plans in which the Named Executive Officers participate are described beginning on page 85.

The following table outlines those perquisites and other personal benefits and additional all other compensation required by SEC rules to be separately quantified. A dash indicates that the Named Executive Officer received the perquisite or personal benefit but the amount was not required to be disclosed under SEC rules. The narrative following the table describes all categories of perquisites and other personal benefits provided by the Company in 2012.

		Perquisites and Other Personal Benefits						Additional All Other Compensation		
Name	Year	Aircraft Usage	Car and Driver	Security	International Service Program Benefits	Financial and Tax Planning	Other	Tax Reimbursement	Company Contributions to Company 401(k) and Savings Plans	Life Insurance Premiums
Mr. Kent	2012	$ 292,676	$ 196,755	$ 144,183	N/A	$ —	$ —	$ 48,350	$ 264,250	$ 1,682
	2011	122,917	192,224	132,134	N/A	—	0	59,078	235,500	1,937
	2010	165,427	183,087	118,613	N/A	—	—	53,919	201,000	1,742
Mr. Fayard	2012	—	0	0	N/A	—	—	0	90,117	1,682
	2011	—	0	0	N/A	—	—	2,445	83,468	1,937
	2010	0	0	0	N/A	—	—	9,157	73,242	1,742
Mr. Bozer	2012	0	91,135	226,279	$ 434,295	—	—	0	61,358	816
	2011	0	92,493	211,709	387,008	0	—	6	58,277	918
	2010	0	89,433	167,970	171,616	0	0	0	44,425	824

		Perquisites and Other Personal Benefits						Additional All Other Compensation		
Name	Year	Aircraft Usage	Car and Driver	Security	International Service Program Benefits	Financial and Tax Planning	Other	Tax Reimbursement	Company Contributions to Company 401(k) and Savings Plans	Life Insurance Premiums
Mr. Cahillane	2012	$ 0	$ 0	$ 0	N/A	$ —	$ 27,911	$ 804	$ 80,400	$ 2,520
	2011	—	0	0	N/A	0	136,685	3,961	88,119	2,280
Mr. Reyes	2012	—	364,777	125,759	N/A	—	—	0	17,719	29,003
	2011	0	280,165	118,992	N/A	—	—	0	20,706	24,279
	2010	0	424,964	108,417	N/A	—	0	0	16,901	26,382

Aircraft Usage

The Company owns and operates business aircraft to allow employees to safely and efficiently travel for business purposes around the world. Given the Company's significant global presence, we believe it is a business imperative for senior leaders to be on the ground at our global operations. The Company-owned aircraft allow employees to be far more productive than if commercial flights were utilized, as the aircraft provide a confidential and highly productive environment in which to conduct business without the schedule constraints imposed by commercial airline service.

The Company aircraft are made available to the Named Executive Officers for their personal use in the following situations:

- Mr. Kent is required by the Board to use the Company aircraft for all travel, both business and personal. This is required for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands, as well as to ensure that he can be immediately available to respond to business priorities from any location around the world. This arrangement also allows travel time to be used productively for the Company. Mr. Kent and his immediate family traveling with him use the Company aircraft for a reasonable number of personal trips. Personal use of Company aircraft results in imputed taxable income. Mr. Kent is not provided a tax reimbursement for personal use of aircraft.

- No other Named Executive Officer uses Company aircraft for personal purposes except in extraordinary circumstances. Company aircraft was not used solely for personal purposes by the other Named Executive Officers in 2012.

- Infrequently, spouses and guests of Named Executive Officers ride along on the Company aircraft when the aircraft is already

going to a specific destination for a business purpose. This use has minimal cost to the Company and, where applicable, a nominal amount is included in the All Other Compensation table above. Income is imputed to the Named Executive Officer for income tax purposes, but no tax reimbursement is provided since such persons are not traveling for a business purpose.

In determining the incremental cost to the Company of the personal use of Company aircraft, the Company calculates, for each aircraft, the direct variable operating cost on an hourly basis, including all costs that may vary by the hours flown. Items included in calculating this cost are as follows:

- aircraft fuel and oil;
- travel, lodging and other expenses for crew;
- prorated amount of repairs and maintenance;
- prorated amount of rental fee on airplane hangar;
- catering;
- logistics (landing fees, permits, etc.);
- telecommunication expenses and other supplies; and
- the amount, if any, of disallowed tax deductions associated with such use.

When the aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the additional passenger (for example, catering) are included in determining the aggregate incremental cost to the Company. While it happens very rarely, if an aircraft flies empty before picking up or after dropping off a passenger flying for personal reasons, this "deadhead" segment would be included in the incremental cost.

Car and Driver

Mr. Kent is provided with a car and driver in the U.S. both for security purposes and to maximize his efficiency during business hours. When not being utilized by Mr. Kent, the cars and drivers are used for other Company business. However, the Company has included the entire cost of the cars and drivers, including all salary, benefits and related employment

costs. Messrs. Kent and Bozer are each provided with a car and driver in Turkey for security purposes. Mr. Reyes and his spouse are each provided with a specially equipped car and driver for security purposes in Mexico City. No other Named Executive Officer is provided with a car or driver.

Security

The Company provides a security program for Mr. Kent. This includes monitoring equipment at his homes and Company-paid security personnel. Mr. Bozer, who was based in Turkey, is provided with security at his residence. Mr. Reyes, based in Mexico City, is provided with security at his residence as well as monitoring of his and his spouse's cars. No other Named Executive Officer is provided with Company-paid security, except where necessary when traveling overseas.

International Service Program Benefits

The Company provides benefits to globally mobile associates under various international service programs, the material provisions of which are described on page 86. These programs are designed to relocate and support employees who are sent on an assignment outside of their home country. The purpose of the programs is to make sure that when the Company requests that an employee move outside his or her home country, economic considerations do not play a role. This helps the Company quickly meet its business needs around the world and develop its employees.

Mr. Bozer participated in an international service program because he was a U.S. citizen based in Turkey. As of January 1, 2013, Mr. Bozer is based in the U.S. and therefore will no longer participate in this program. However, certain benefits and payments related to his prior assignments may be paid in future years.

Under the tax equalization provision of the program Mr. Bozer effectively pays tax at the same federal and state income tax rates as a resident of the State of Georgia on base salary, incentive compensation and personal income. These payments are referred to as hypothetical taxes. The amount of tax equalization could be deemed a tax reimbursement; however, since he is subject to hypothetical taxes, these amounts are more properly characterized as international service program benefits. Payments for tax equalization often occur in years following the actual tax year.

The costs to the Company were as follows:

Name	Year	Housing Expenses	Auto Expenses	Home Leave	Host Country Allowance	Tax Equalization	Other Program Allowances
Mr. Bozer	2012	$ 0	$ 0	$ 23,484	$ 102,839	$ 283,967	$ 24,005
	2011	0	0	23,544	120,539	219,684	23,241
	2010	0	0	24,788	121,177	3,171	22,480

Financial and Tax Planning

The Company provides a taxable reimbursement to the Named Executive Officers for financial planning services, which may include tax preparation and estate planning services. No tax reimbursements are provided to the Named Executive Officers for this benefit.

Other Perquisites

Certain additional limited perquisites are made available to executives, including the Named Executive Officers. The Company makes available executive physicals to all Named Executive Officers. Other perquisites include amenities provided to Named Executive Officers at a Board meeting held at the London Olympic Games, which the Company sponsored. In Mexico, Mr. Reyes is eligible for supplemental medical coverage.

For Mr. Cahillane, the amount reported is a tax equalization payment related to his international service while employed by CCE prior to the CCE Transaction. This payment relates to trailing tax liabilities in the United Kingdom on former CCE equity awards.

Additional All Other Compensation

Tax Reimbursement

The amounts reported in the table beginning on page 67 represent tax reimbursements paid to certain Named Executive Officers. All amounts for 2012 are related to business use of the Company aircraft. No Named Executive Officer is provided a tax reimbursement for personal use of aircraft, but Named Executive Officers are provided a tax reimbursement for taxes incurred when a spouse travels for business purposes. These taxes are incurred because of the Internal Revenue Service's extremely limited rules concerning business travel by spouses. It is sometimes necessary for spouses to accompany Named Executive Officers to business functions. In contrast to personal use, the Company does not believe an employee should pay personally when travel is required or important for business purposes.

The Company imputes income to the executive when the use of Company aircraft is considered income for tax purposes. To calculate taxable income, the Standard Industry Fare Level rates set by the Internal Revenue Service are used. Where a tax reimbursement is authorized, it is calculated using the highest marginal federal tax rate, applicable state rate and Medicare rates. The rate used to calculate taxable income has no relationship to the incremental cost to the Company associated with the use of the aircraft.

Company Contributions to Company 401(k) and Savings Plans

The Company makes matching contributions to each Named Executive Officer's account under the applicable Company 401(k) or savings plan on the same terms and using the same formulas as other participating employees. In 2012, Messrs. Kent, Fayard, Bozer and Cahillane participated in The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan"). Mr. Reyes participates in the thrift plan component of the Coca-Cola Mexico Pension Plan (the "Mexico Plan").

The amounts reported in the table beginning on page 67 represent the following contributions in 2012:

- Mr. Kent - $8,750 to the 401(k) Plan and $255,500 to the Supplemental 401(k) Plan;
- Mr. Fayard - $8,750 to the 401(k) Plan and $81,367 to the Supplemental 401(k) Plan;
- Mr. Bozer - $8,750 to the 401(k) Plan and $52,608 to the Supplemental 401(k) Plan;
- Mr. Cahillane - $6,250 to the 401(k) Plan, $73,890 to the Supplemental 401(k) Plan and $260 to the CCR Supplemental Matched Employee Savings and Investment Plan (the "CCR Supplemental MESIP") for a final 2011 matching contribution credited in 2012; and
- Mr. Reyes - $2,245 to a savings fund and $15,474 to the defined contribution component of the Mexico Plan.

Life Insurance Premiums

The Company provides limited life insurance to U.S. based employees, including the U.S. based Named Executive Officers, and International Service Associates. For employees of the Company, this coverage is equal to the lesser of their base salary or $300,000. Non-union employees of CCR, including Mr. Cahillane, receive the same life insurance benefit equal to the lesser of 1.5 times pay or $2 million. The Company provides life insurance to Mexico based employees equal to 30 months of base salary. The amounts reported in the table beginning on page 67 represent the premiums paid for this insurance by the Company.

2012 Grants of Plan Based Awards

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Closing Price on Grant Date	Grant Date Fair Value of Stock and Option Awards (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Muhtar Kent	02/16/2012	$ 0	$ 3,200,000	$ 9,600,000							
	02/16/2012				104,330	208,660	312,990			$ 34.43	$ 6,239,977
	02/16/2012							1,808,696	$ 34.3525		6,854,958
Gary P. Fayard	02/16/2012	0	1,028,353	3,085,058							
	02/16/2012				30,684	61,368	92,052			34.43	1,835,210
	02/16/2012							531,942	34.3525		2,016,060
Ahmet C. Bozer	02/16/2012	0	783,315	2,349,945							
	02/16/2012				27,587	55,174	82,761			34.43	1,649,978
	02/16/2012							478,260	34.3525		1,812,605
Steven A. Cahillane	02/16/2012	0	989,766	2,969,299							
	02/16/2012				28,691	57,382	86,073			34.43	1,716,009
	02/16/2012							497,392	34.3525		1,885,116
José Octavio Reyes	02/16/2012	0	842,283	2,526,848							
	02/16/2012				27,587	55,174	82,761			34.43	1,649,978
	02/16/2012							478,260	34.3525		1,812,605

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive) (Columns (c), (d) and (e))

The amounts represent the awards made under the annual Performance Incentive Plan in February 2012 as described beginning on page 54. Actual payments under these awards have already been determined, will be paid on March 15, 2013 and are included in the Non-Equity Incentive Plan Compensation column (column (g)) of the 2012 Summary Compensation Table.

Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (Columns (f), (g) and (h))

The awards represent PSUs granted in February 2012 under the 1989 Restricted Stock Plan. The performance period for the awards is January 1, 2012 to December 31, 2014. The awards are subject to an additional holding period through February 2016. The grant date fair value is included in the Stock Awards column (column (e)) of the 2012 Summary Compensation Table. For a discussion of the PSU awards granted in 2012, see the discussion beginning on page 57.

All Other Option Awards (Stock Options) (Column (j))

The awards represent stock options granted in February 2012 under the 2008 Stock Option Plan. These options have a term of ten years from the grant date and vest 25% on the first, second, third and fourth anniversaries of the grant date.

2012 Outstanding Equity Awards at Fiscal Year-End

Name (a)	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)*	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)*
Muhtar Kent	160,000[1]		$ 21.71500	05/01/2015	305,100[22]	$ 11,059,875	307,760[23]	$ 11,156,300
	300,000[2]		20.59250	12/13/2015				
	689,656[3]		23.92000	02/14/2017				
	731,706[4]		29.07250	02/20/2018				
	1,265,822[5]		25.26500	07/16/2018				
	578,704[6]		29.05475	07/16/2018				
	1,750,500[7]	583,500[7]	21.60000	02/18/2019				
	605,700[8]	605,700[8]	27.76750	02/17/2020				
	400,800[9]	1,202,400[9]	31.99750	02/16/2021				
		1,808,696[10]	34.35250	02/15/2022				
Gary P. Fayard	62,500[11]		26.70313	10/20/2014	138,400[24]	5,017,000	93,868[25]	3,402,715
	100,000[12]		27.17188	02/15/2015				
	166,000[13]		28.92188	10/17/2015				
	600,000[14]		24.10500	05/29/2016				
	350,000[15]		22.32750	12/17/2017				
	224,000[16]		24.90000	12/17/2013				
	250,000[17]		20.63500	12/15/2014				
	360,000[2]		20.59250	12/13/2015				
	510,344[3]		23.92000	02/14/2017				
	451,218[4]		29.07250	02/20/2018				
	546,218[7]	182,072[7]	21.60000	02/18/2019				
	247,800[8]	247,800[8]	27.76750	02/17/2020				
	131,350[9]	394,050[9]	31.99750	02/16/2021				
		531,942[10]	34.35250	02/15/2022				
Ahmet C. Bozer	75,660[13]		28.92188	10/17/2015	98,400[26]	3,567,000	85,374[27]	3,094,808
	139,034[3]		23.92000	02/14/2017				
	450,730[4]		29.07250	02/20/2018				
	268,910[7]	168,066[7]	21.60000	02/18/2019				
	156,160[8]	195,200[8]	27.76750	02/17/2020				
	129,800[9]	389,400[9]	31.99750	02/16/2021				
		478,260[10]	34.35250	02/15/2022				
Steven A. Cahillane	242,050[18]		22.86000	10/01/2017	114,896[28]	4,164,980	144,782[29]	5,248,348
	48,624[19]		23.99500	10/31/2017				
	89,218[20]		9.13000	10/30/2018				
	139,098[21]		17.76500	11/04/2019				
	121,900[9]	365,700[9]	31.99750	02/16/2021				
		497,392[10]	34.35250	02/15/2022				

Name (a)	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)*	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)*
José Octavio Reyes	67,500[11]		$ 26.70313	10/20/2014	110,100[30]	$ 3,991,125	87,674[31]	$ 3,178,183
	70,000[12]		27.17188	02/15/2015				
	100,000[13]		28.92188	10/17/2015				
	180,000[14]		24.10500	05/29/2016				
	115,626[15]		22.32750	12/17/2017				
	224,000[16]		24.90000	12/17/2013				
	320,000[17]		20.63500	12/15/2014				
	320,000[2]		20.59250	12/13/2015				
	546,206[3]		23.92000	02/14/2017				
	402,438[4]		29.07250	02/20/2018				
	630,252[7]	210,084[7]	21.60000	02/18/2019				
	257,600[8]	257,600[8]	27.76750	02/17/2020				
	131,350[9]	394,050[9]	31.99750	02/16/2021				
		478,260[10]	34.35250	02/15/2022				

*   Market value in columns (h) and (j) was determined by multiplying the number of shares of stock or units, as applicable, by $36.25, the closing price of Common Stock on December 31, 2012.

1   These options were granted on May 2, 2005. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

2   These options were granted on December 14, 2005. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

3   These options were granted on February 15, 2007. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

4   These options were granted on February 21, 2008. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

5   These options were granted on July 17, 2008. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

6   These options were granted on July 17, 2008. The options vested 100% on the fourth anniversary of the grant date.

7   These options were granted on February 19, 2009. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

8   These options were granted on February 18, 2010. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

9   These options were granted on February 17, 2011. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

10   These options were granted on February 16, 2012. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

11   These options were granted on October 21, 1999. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

12   These options were granted on February 16, 2000. The options vested 100% on the third anniversary of the grant date.

13   These options were granted on October 18, 2000. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

14   These options were granted on May 30, 2001. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

15   These options were granted on December 18, 2002. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

16   These options were granted on December 18, 2003. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

17   These options were granted on December 16, 2004. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

18   These options were granted on October 1, 2007. The options vested 33 1/3% on the first, second and third anniversaries of the grant date.

19   These options were granted on October 31, 2007. The options vested 33 1/3% on the first, second and third anniversaries of the grant date.

20   These options were granted on October 30, 2008. The options vested 33 1/3% on the first, second and third anniversaries of the grant date.

21   These options were granted on November 4, 2009. The options vested 33 1/3% on the first, second and third anniversaries of the grant date.

22   Reflects 305,100 restricted stock units issued upon satisfaction of the performance measure under the 2010-2012 PSU program.

23   Reflects 99,100 PSUs for the 2011-2013 PSU program at the threshold award level and 208,660 PSUs for the 2012-2014 PSU program at the target award level.

24   Reflects 28,000 shares of restricted stock that would vest on Mr. Fayard's retirement but no earlier than age 62 and 110,400 restricted stock units issued upon satisfaction of the performance measure under the 2010-2012 PSU program.

25   Reflects 32,500 PSUs for the 2011-2013 PSU program at the threshold award level and 61,368 PSUs for the 2012-2014 PSU program at the target award level.

26   Reflects 98,400 restricted stock units issued upon satisfaction of the performance measure under the 2010-2012 PSU program.

27   Reflects 30,200 PSUs for the 2011-2013 PSU program at the threshold award level and 55,174 PSUs for the 2012-2014 PSU program at the target award level.

28   Reflects 114,896 restricted stock units issued pursuant to PSUs granted under CCE equity plans in 2009, which were assumed as part of the CCE Transaction.

29   Reflects 30,200 PSUs for the 2011-2013 PSU program at the threshold award level and 57,382 PSUs for the 2012-2014 PSU program at the target award level and 57,200 shares of performance-based restricted stock units which would vest in February 2015 if the performance measure is met.

30   Reflects 110,100 restricted stock units issued upon satisfaction of the performance measure under the 2010-2012 PSU program.

31   Reflects 32,500 PSUs for the 2011-2013 PSU program at the threshold award level and 55,174 PSUs for the 2012-2014 PSU program at the target award level.

2012 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name **(a)**	**Number of Shares Acquired on Exercise (#)** **(b)**	**Value Realized on Exercise ($)** **(c)**	**Number of Shares Acquired on Vesting (#)** **(d)**	**Value Realized on Vesting ($)** **(e)**
Muhtar Kent	0	$ 0	121,512	$ 4,178,494
Gary P. Fayard	0	0	74,932	2,576,724
Ahmet C. Bozer	0	0	58,810	2,022,329
Steven A. Cahillane	0	0	210,424	8,039,775
José Octavio Reyes	0	0	66,832	2,298,185

Stock Awards (Columns (d) and (e))

The following table provides details of the stock awards vested and value realized in 2012. None of the Named Executive Officers have sold any of these stock awards, other than shares withheld for taxes.

Name	Grant Date	Release Date	Number of Shares	Stock Price on Release Date[1]	Value Realized on Release	Description
Mr. Kent	02/21/2008	02/21/2012	121,512	$ 34.3875	$ 4,178,494	Shares underlying the PSUs for the 2008-2010 performance period
Mr. Fayard	02/21/2008	02/21/2012	74,932	34.3875	2,576,724	Shares underlying the PSUs for the 2008-2010 performance period
Mr. Bozer	02/21/2008	02/21/2012	58,810	34.3875	2,022,329	Shares underlying the PSUs for the 2008-2010 performance period
Mr. Cahillane	10/30/2008	04/30/2012	210,424	38.2075	8,039,775	Shares underlying the PSUs granted under a CCE equity plan assumed as part of the CCE Transaction
Mr. Reyes	02/21/2008	02/21/2012	66,832	34.3875	2,298,185	Shares underlying the PSUs for the 2008-2010 performance period

1   Represents the average of the high and low prices of Common Stock on the applicable release date.

2012 Pension Benefits

Name **(a)**	**Plan Name** **(b)**	**Number of Years Credited Service (#)** **(c)**	**Present Value of Accumulated Benefit ($)** **(d)**	**Payments During Last Fiscal Year ($)** **(e)**
Muhtar Kent	TCCC Pension Plan	24.9	$ 1,081,716	$ 0
	TCCC Supplemental Pension Plan	—[1]	30,273,996	0
Gary P. Fayard	TCCC Pension Plan	18.8	835,565	0
	TCCC Supplemental Pension Plan	—[1]	8,225,436	0
Ahmet C. Bozer	TCCC Pension Plan	22.8	694,254	0
	TCCC Supplemental Pension Plan	—[1]	4,046,391	0
Steven A. Cahillane	CCR Pension Plan	5.3	71,748	0
	CCR Executive Pension Plan	4.3	786,859	0
	CCR Supplemental Pension Plan	1.0	84,206	0
José Octavio Reyes	Mexico Plan	20.6[2]	5,616,557	0
	Overseas Plan	12.5[2]	5,961,584	0

1   For each person, the same years of service apply to both the TCCC Pension Plan and the TCCC Supplemental Pension Plan, which work in tandem.

2   Mr. Reyes has 32.3 years of total service with the Company and its affiliates. There are 0.8 years of credited service that overlap between the Mexico Plan and the Overseas Plan. Mr. Reyes' Overseas Plan benefit is offset by the value of the Mexico Plan benefit earned during this period of overlapping service. Mr. Reyes' benefit under the Overseas Plan will increase only as a result of changes in compensation.

The Company provides retirement benefits from various plans to its employees, including the Named Executive Officers. Due to the Company's global operations, it maintains different plans to address different market conditions, various legal and tax requirements and different groups of employees.

In 2012, Messrs. Kent, Fayard and Bozer participated in The Coca-Cola Company Pension Plan (the "TCCC Pension Plan") and The Coca-Cola Company Supplemental Pension Plan (the "TCCC Supplemental Pension Plan"). In 2012, Mr. Cahillane participated in the Coca-Cola Refreshments Employees' Pension Plan ("CCR Pension Plan") and the Coca-Cola Refreshments Supplemental Pension Plan (the "CCR Supplemental Pension Plan"). In addition, Mr. Cahillane previously participated in the Coca-Cola Refreshments Executive Pension Plan ("CCR Executive Pension Plan"), which was frozen as of December 31, 2011. In 2012, Mr. Reyes participated in the Mexico Plan and The Coca-Cola Export Corporation Overseas Retirement Plan (the "Overseas Plan"). Additional details of these plans are described beginning on page 83.

The table above reflects the present value of benefits accrued by each of the Named Executive Officers from the applicable plans. As a result of the Tax Code limitations on the amount of compensation that may be considered under the TCCC Pension Plan and the CCR Pension Plan, a portion of the benefit that would be payable under these plans without those limitations is paid from the TCCC Supplemental Pension Plan or the CCR Supplemental Pension Plan, as applicable.

Compensation used for determining pension benefits under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the CCR Pension Plan, the CCR Executive Pension Plan, the CCR Supplemental Pension Plan and the Overseas Plan generally includes only salary and short-term cash incentives. The amounts reflected for each plan represent the present value of the maximum benefit payable under the applicable plan. In some cases, the payments may be reduced for early retirement or by benefits paid by other Company-sponsored retirement plans, statutory payments or Social Security.

Under the Mexico Plan, compensation used for determining pension benefits generally includes salary, annual incentive, savings fund and other payments made in accordance with Mexican law and customary business practice.

As of January 1, 2010, the TCCC Pension Plan and the TCCC Supplemental Pension Plan incorporated a cash balance benefit that grows each year by a percentage of the employee's eligible compensation and by interest credited on the cash balance account. As of January 1, 2011, the CCR Pension Plan and the CCR Supplemental Pension Plan incorporated a similar cash balance feature.

The Company generally does not grant additional years of benefit service and no Named Executive Officer has been credited with additional years of benefit service.

The discount rate assumptions used by the Company in calculating the present value of accumulated benefits vary by plan as follows: TCCC Pension Plan and TCCC Supplemental Pension Plan - 4.00%, CCR Pension Plan, CCR Executive Pension Plan and CCR Supplemental Pension Plan - 4.00%, Overseas Plan - 3.45% and Mexico Plan - 7.35%. Additional assumptions used by the Company in calculating the present value of accumulated benefits are incorporated herein by reference to Note 13 to the Company's consolidated financial statements in the Form 10-K. The calculations assume that the Named Executive Officer continues to live at least until the earliest age at which an unreduced benefit is payable.

The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The traditional pension benefit under the TCCC Supplemental Pension Plan is paid in the form of an annuity if the employee has reached at least age 55 with 10 years of service at the time of his or her separation from the Company. Therefore, Messrs. Kent and Fayard will be required to take the traditional pension benefit portion of their Supplemental Pension Plan benefit in the form of an annuity.

The Company cautions that the values reported in the Present Value of Accumulated Benefit column are theoretical and are calculated pursuant to SEC requirements. The change in pension value from year to year is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

2012 Nonqualified Deferred Compensation

The following table provides information on the Named Executive Officers' participation in the Deferred Compensation Plan, the Supplemental 401(k) Plan, the International Thrift Plan and the CCR Supplemental MESIP, as applicable. These plans either allow eligible employees to defer part of their salary and annual incentive on a voluntary basis and/or make employees whole when the Company matching contribution is limited under the

tax-qualified plan. The Company matching contribution under the Supplemental 401(k) Plan was provided at the same rate as the match in the 401(k) Plan. The Company does not match any additional voluntary deferrals.

Additional details of the Deferred Compensation Plan, the Supplemental 401(k) Plan, the International Thrift Plan and the CCR Supplemental MESIP are described beginning on page 85.

Name (a)	Plan	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Muhtar Kent	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	$ 255,500	$ 87,065	$ 0	$ 1,550,313
Gary P. Fayard	Deferred Compensation Plan	$ 0	0	240,245	0	2,189,987
	Supplemental 401(k) Plan	N/A	81,367	61,030	0	1,056,939
Ahmet C. Bozer	Supplemental 401(k) Plan	N/A	52,608	28,083	0	499,226
Steven A. Cahillane	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	73,890	1,597	0	75,487
	CCR Supplemental MESIP	316,885	260	277,375	0	3,070,784
José Octavio Reyes	International Thrift Plan	N/A	0	2,937	0	61,291

Executive Contributions in Last Fiscal Year (Column (b))

Mr. Cahillane was the only Named Executive Officer who contributed to a nonqualified deferred compensation plan in 2012. The amount in column (b) reflects deferrals by Mr. Cahillane from his 2011 annual incentive paid in 2012, which is included in the "Non-Equity Incentive Plan Compensation" column of the 2012 Summary Compensation Table.

Registrant Contributions in Last Fiscal Year (Column (c))

All Company matching contributions shown are included in the "All Other Compensation" column of the 2012 Summary Compensation Table.

Aggregate Earnings in Last Fiscal Year (Column (d))

The earnings reflected in column (d) represent deemed investment earnings or losses from voluntary deferrals and Company contributions, as applicable. The Deferred Compensation Plan, the Supplemental 401(k) Plan and the CCR Supplemental MESIP do not guarantee a return on deferred amounts. For these plans, no amounts included in column (d) are reported in the 2012 Summary Compensation Table because the plans do not provide for above-market or preferential earnings.

The amount included in column (d) for Mr. Reyes represents the earnings on his balance in the International Thrift Plan, which was frozen effective December 31, 2011. Beginning January 1, 2012, the International Thrift Plan provides a guaranteed interest credit at a rate tied to an inflationary index. The above-market or preferential earnings (as these terms are defined by the SEC) on Mr. Reyes' balance in the International Thrift Plan of $1,274 is included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the 2012 Summary Compensation Table.

Aggregate Balance at Last Fiscal Year End (Column (f))

The amounts reflected in column (f), with the exception of amounts reflected in columns (b), (c) and (d), if any, have been reported in prior Company proxy statements.

Payments on Termination or Change in Control

General

Most of the Company's plans and programs contain specific provisions detailing how payments are treated upon termination or change in control. The specific termination and change in control provisions under these plans, which are described below, apply to all participants in each plan. The termination scenarios described in this section include voluntary separation, involuntary separation, disability and death. For more information on the plans described below, see the Summary of Plans beginning on page 83.

Change in Control

The change in control provisions in the various Company plans are designed so that employees are neither harmed nor given a windfall in the event of a change in control. The change in control provisions under these plans generally provide for accelerated vesting, and do not provide for extra payments. The Company does not have individual change in control agreements and no tax gross-up is provided for any taxes incurred as a result of a change in control payment.

The Board can determine prior to the potential change in control that no change in control will be deemed to have occurred. Generally, the Company's plans provide that a change in control is deemed to have occurred upon:

(i) any person acquiring beneficial ownership, directly or indirectly, of securities representing 20% or more of the combined voting power for election of Directors of the Company;

(ii) during any period of two consecutive years or less, individuals who at the beginning of such period constituted the Board of Directors of the Company cease, for any reason, to constitute at least a majority of the Board of Directors, unless the election or nomination for election of each new Director was approved by a vote of at least two-thirds of the Directors then still in office who were Directors at the beginning of the period;

(iii) the shareowners approve any merger or consolidation resulting in the Common Stock being changed, converted or exchanged (other than a merger with a wholly owned subsidiary of the Company), any liquidation of the Company or any sale or other disposition of 50% or more of the assets or earning power of the Company and such merger, consolidation, liquidation or sale is completed; or

(iv) the shareowners approve any merger or consolidation to which the Company is a party as a result of which the persons who were shareowners of the Company immediately prior to the effective date of the merger or consolidation beneficially own less than 50% of the combined voting power for election of Directors of the surviving corporation following the effective date of such merger or consolidation, and such merger or consolidation is completed.

As part of the CCE Transaction, the Company assumed many of the former CCE plans, some of which contain change in control provisions. Therefore, these provisions are described below to the extent they apply to Mr. Cahillane, the only Named Executive Officer who was employed by CCE.

Severance Plans

The Named Executive Officers other than Messrs. Cahillane and Reyes participate in The Coca-Cola Company Severance Pay Plan (the "TCCC Severance Plan"). As part of the CCE Transaction, the Company assumed the CCR Executive Severance Plan in which Mr. Cahillane participated until it was terminated in October 2012. Following the termination of this plan, Mr. Cahillane participates in the CCR Severance Pay Plan for Exempt Employees (the "CCR Severance Plan"). Mr. Reyes' separation arrangements are determined by Mexican law.

Termination, Death, Disability

Generally, benefits are payable under the TCCC Severance Plan and the CCR Severance Plan when an employee is terminated involuntarily due to specific circumstances such as an internal reorganization or position elimination. The maximum cash severance benefit under these plans is two years of base pay, payable as a lump sum.

For Mr. Reyes, Mexican law requires certain specific payments in the event his employment is involuntarily terminated without cause or in connection with a position elimination.

Change in Control

There are no separate change in control provisions included in the TCCC Severance Plan or the CCR Severance Plan. For Mr. Reyes, any required payments would be governed by Mexican law.

Annual Incentive Plan

All of the Named Executive Officers participated in the annual Performance Incentive Plan in 2012.

Termination, Death, Disability

Generally, participants employed on December 31 are eligible to receive a cash incentive for the year, regardless of whether employment continues through the payment date. If an employee retires, dies or moves to a related company, he or she generally receives a prorated incentive based on actual business performance and the portion of the year actually worked.

Change in Control

Upon a change in control, employees receive the target amount of the incentive after the end of the performance year. This amount is prorated if the employee leaves during the year.

Deferred Compensation Plans

Messrs. Kent, Fayard and Cahillane were eligible to participate in the Deferred Compensation Plan in 2012. Messrs. Bozer and Reyes, who were based outside the U.S. in 2012, were not eligible to participate in the Deferred Compensation Plan. Mr. Cahillane previously participated in the CCR Supplemental MESIP.

Termination, Death, Disability

Under the Deferred Compensation Plan, employees who terminate employment after age 50 with five years of service receive payments based on elections made at the time they elected to defer compensation. Other employees receive a lump sum at termination. Under the CCR Supplemental MESIP, employees who terminate employment receive payments based on their prior election, in the form of a lump sum or installment payments. Individuals who are designated as "specified employees" under Section 409A of the Tax Code may not receive payments for at least six months following termination of employment to the extent the amounts were deferred after January 1, 2005.

There are no enhanced benefits payable under the Deferred Compensation Plan or the CCR Supplemental MESIP upon a participant's death or disability.

Change in Control

Upon a change in control, any Company discretionary contributions to the Deferred Compensation Plan vest. None of the Named Executive Officers has received a Company discretionary contribution. There are no separate change in control provisions in the CCR Supplemental MESIP.

Equity Plans

All of the Named Executive Officers participated in the Company's equity plans in 2012. In addition, Mr. Cahillane holds equity awards granted under CCE's equity plans that were assumed by the Company as part of the CCE Transaction. These are referred to as legacy CCE awards.

Termination

The treatment of equity upon termination of employment depends on the reason for the termination and the employee's age and length of service at termination. The chart below details the termination provisions of the various equity plans.

Award Type	Separation Prior to Meeting Age/Service Requirement[1]	Separation After Meeting Age/Service Requirement[1]
Stock Options	Employees have six months to exercise vested options. Unvested options are forfeited.	All options held at least 12 months vest. Employees have the full remaining term to exercise the options.
Restricted Stock/ Restricted Stock Units	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met.	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met. Some grants vest upon meeting age and service requirements.
2010-2012 PSUs 2011-2013 PSUs 2012-2014 PSUs	All PSUs are forfeited if separation occurs prior to satisfaction of performance measures and holding requirements.	For grants held at least 12 months, the employee receives the same number of earned shares as active employees after the results are certified.

1   *The age and service requirement is generally age 60 with at least ten years of service. In 2012, the Compensation Committee approved a special equity program for employees who are at least age 50 with at least ten years of service and are involuntarily terminated. This program provides (a) that outstanding stock options held at least 12 months will not be forfeited and continue to vest accordingly to the original vesting schedule and (b) outstanding PSUs held at least 12 months will not be forfeited and a prorated amount will be released after the results are certified. Executive officers are not eligible for this program without specific approval by the Compensation Committee. No Named Executive Officer has been made eligible for the program. Equity plans and award agreements were amended in February 2013 to apply these provisions to grants beginning in 2013 for all eligible employees.*

For Mr. Cahillane, if his employment was terminated involuntarily, a prorated portion of his one unvested legacy CCE PSU would vest and the shares would be released at the regularly scheduled release date.

Death

If an employee dies, all options from all option plans vest if the options have been accepted. For options granted prior to 2007, the employee's estate has 12 months from the date of death to exercise the options. For options granted in and after 2007, the employee's estate has five years from the date of death to exercise the options. Restricted stock and restricted stock units vest and are released to the employee's estate. For PSUs, the performance period is shortened and the performance is calculated. The employee's estate receives a cash payment based on the performance results for the shortened period.

For Mr. Cahillane, in the event of death, all legacy CCE equity awards would vest. Mr. Cahillane's estate would have 36 months to exercise legacy CCE stock options and legacy CCE PSUs would be released to his estate.

Disability

If an employee becomes disabled, all options from all option plans vest. The employee has the full original term to exercise the options. Restricted stock and restricted stock units vest and are released to the employee. For all PSUs, the employee receives shares equal to the number of shares that the employee would have earned based on actual performance after the end of the performance period.

For Mr. Cahillane, in the event of disability, all legacy CCE equity awards would vest. Mr. Cahillane would have 36 months to exercise legacy CCE stock options and legacy CCE PSUs would be released.

Change in Control

Effective February 16, 2011, equity plans under which additional awards may be granted were amended to provide that future awards are subject to accelerated vesting upon a change in control only if an employee is terminated within two years following the change in control, unless the successor company does not assume the awards, in which case, accelerated vesting occurs upon a change in control. Unvested awards granted prior to these amendments vest upon a change in control. For PSUs granted in 2010, the target number of shares would be issued just prior to a change in control.

Retirement and 401(k) Plans

Messrs. Kent, Fayard and Bozer were eligible for the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan and the Supplemental 401(k) Plan in 2012. Mr. Cahillane was eligible for the CCR Pension Plan, the CCR Supplemental Pension Plan, the 401(k) Plan and the Supplemental 401(k) Plan

in 2012. Mr. Cahillane also has participated in the CCR Executive Pension Plan, which was frozen effective December 31, 2011. Mr. Reyes was eligible for the Overseas Plan and the Mexico Plan in 2012. Mr. Reyes also has a balance in the International Thrift Plan related to prior international service.

Termination, Death, Disability

No payments may be made under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the CCR Pension Plan, the CCR Executive Pension Plan, the CCR Supplemental Pension Plan or the Overseas Plan until an employee has separated from service and met eligibility requirements. Generally, no payments may be made under the 401(k) Plan, the Supplemental 401(k) Plan or the International Thrift Plan until separation from service, except distributions may be taken from the 401(k) Plan after age 59 ½, whether or not the employee has terminated.

Individuals who are designated as "specified employees" under Section 409A of the Tax Code, which include the U.S. based

Named Executive Officers, may not receive payments from the TCCC Supplemental Pension Plan, the Supplemental 401(k) Plan, the CCR Executive Pension Plan, the Overseas Plan or the International Thrift Plan for at least six months following termination of employment.

There are no enhanced benefits payable under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the CCR Pension Plan, the CCR Supplemental Pension Plan, the CCR Executive Pension Plan, the Overseas Plan, the 401(k) Plan, the Supplemental 401(k) Plan or the International Thrift Plan upon a participant's death or disability.

Change in Control

The TCCC Pension Plan and the TCCC Supplemental Pension Plan contain change in control provisions that affect all participants equally, including the participating Named Executive Officers. These provisions provide an enhanced benefit to vested participants for benefits accrued under the defined benefit formula if certain conditions are met, including that the employee must actually leave the Company within two years of a change in control. A change in control has no effect on the cash balance portion of the TCCC Pension Plan and there are no additional credited years of TCCC service. Upon a change in control, under the TCCC Pension Plan and

the TCCC Supplemental Pension Plan, the earliest retirement age is reduced resulting in an enhanced benefit for participants who have not reached the earliest retirement age. In addition, the Overseas Plan contains a provision reducing the normal retirement date to age 60, which increases the value of the benefit for participants who have not reached age 60.

The 401(k) Plan, the Supplemental 401(k) Plan, the CCR Pension Plan, the CCR Supplemental Pension Plan and the CCR Executive Pension Plan do not have special provisions for change in control.

Quantification of Payments upon Termination or Change in Control

The following table and footnotes describe the potential payments to Named Executive Officers upon termination of employment or a change in control of the Company as of December 31, 2012.

The table does not include:

- compensation or benefits previously earned by the Named Executive Officers or equity awards that are fully vested;
- the value of pension benefits that are disclosed in the 2012 Pension Benefits table on page 74, except for any pension enhancement triggered by the event, if applicable;

- the amounts payable under deferred compensation plans that are disclosed in the 2012 Nonqualified Deferred Compensation Plan table on page 76; or
- the value of any benefits (such as retiree health coverage, life insurance and disability coverage) provided on the same basis to substantially all other employees in the country in which the Named Executive Officer works.

	Voluntary Separation (a)	Involuntary Separation (b)	Disability (c)	Death (d)	Change in Control (e)
Mr. Kent					
Severance Payments	$ 0	$ 3,200,000	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	3,200,000
Stock Options[2]	18,799,331	18,799,331	22,231,332	22,231,332	22,231,332
PSUs and Restricted Stock/Units[3]	11,059,875	11,059,875	11,059,875	29,400,925	22,121,925
Pension Enhancement	0	0	0	0	0
TOTAL	$ 29,859,206	$ 33,059,206	$ 33,291,207	$ 51,632,257	$ 47,553,257
Mr. Fayard					
Severance Payments	$ 0	$ 1,645,364	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	1,028,353
Stock Options[2]	6,445,016	6,445,016	7,454,376	7,454,376	7,454,376
PSUs and Restricted Stock/Units[3]	4,002,000	4,002,000	5,017,000	9,760,965	8,263,840
Pension Enhancement	0	0	0	0	0
TOTAL	$ 10,447,016	$ 12,092,380	$ 12,471,376	$ 17,215,341	$ 16,746,569
Mr. Bozer					
Severance Payments	$ 0	$ 1,253,304	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	783,315
Stock Options[2]	0	0	6,681,380	6,681,380	6,681,380
PSUs and Restricted Stock/Units[3]	0	0	3,567,000	8,851,308	6,567,558
Pension Enhancement[4]	0	0	0	0	1,045,997
TOTAL	$ 0	$ 1,253,304	$ 10,248,380	$ 15,532,688	$ 15,078,250
Mr. Cahillane					
Severance Payments	$ 0	$ 1,583,626	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	989,766
Stock Options[2]	0	0	2,498,941	2,498,941	2,498,941
PSUs and Restricted Stock/Units[3]	0	3,768,315	6,238,480	11,602,828	10,111,413
Pension Enhancement	0	0	0	0	0
TOTAL	$ 0	$ 5,351,941	$ 8,737,421	$ 14,101,769	$ 13,600,120
Mr. Reyes					
Severance Payments[5]	$ 49,400	$ 3,663,823	$ 238,202	$ 49,400	$ 0
Annual Incentive[1]	0	0	0	0	842,283
Stock Options[2]	6,938,520	6,938,520	7,846,019	7,846,019	7,846,019
PSUs and Restricted Stock/Units[3]	3,991,125	3,991,125	3,991,125	9,525,558	7,017,058
Pension Enhancement	0	0	0	0	0
TOTAL	$ 10,979,045	$ 14,593,468	$ 12,075,346	$ 17,420,977	$ 15,705,360

1. Except for Change in Control, no amounts are included for the Performance Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether the event occurred on December 31, 2012. Upon a Change in Control, the target annual incentive amount is guaranteed.

2. Represents the intrinsic value of the acceleration of vesting of any stock options that vest upon the event. Intrinsic value is the difference between the exercise price of the stock option and the closing price of Common Stock, which was $36.25 on December 31, 2012.

3. No amounts are included for the 2011-2013 or 2012-2014 PSU programs for Voluntary Separation, Involuntary Separation and Disability because the PSUs remain subject to performance requirements even after the event.

4. For Mr. Bozer, represents the value of a more favorable early retirement subsidy in the event of a change in control and subsequent termination. No other Named Executive Officer would receive a pension enhancement for termination or change in control.

5. Represents amounts required to be paid under Mexican law.

Voluntary Separation (Column (a))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock/Units" for Messrs. Kent, Fayard and Reyes because each has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Messrs. Kent, Fayard and Reyes each reached age 60 during 2012, satisfying for the first time the age and service requirement with respect to unvested equity awards held for at least 12 months. For these Named Executive Officers, the amount for "PSUs and Restricted Stock/Units" reflects the value of the share units issued upon satisfaction of the performance measure under the 2010-2012 PSU program, which would be released early upon separation.

Messrs. Bozer and Cahillane have not satisfied the age and service requirement for acceleration of any equity awards and therefore, no additional payments would be triggered upon voluntary separation.

Involuntary Termination (Column (b))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock/Units" for Messrs. Kent, Fayard and Reyes because each has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Messrs. Kent, Fayard and Reyes each reached age 60 during 2012, satisfying for the first time the age and service requirement with respect to unvested equity awards held for at least 12 months. For these Named Executive Officers, the amount for "PSUs and Restricted Stock/Units" reflects the value of the share units issued upon satisfaction of the performance measure under the 2010-2012 PSU program, which would be released early upon separation.

Mr. Bozer has not satisfied the age and service requirement for acceleration of any equity awards and therefore, no additional payments would be triggered upon involuntary separation.

Mr. Cahillane has not satisfied the age and service requirement for acceleration of any equity awards, however upon involuntary termination, he would receive a prorated number of shares from a legacy CCE PSU award.

Disability (Column (c))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock/Units" for all Named Executive Officers because disability triggers acceleration of vesting of certain equity awards.

For Messrs. Kent, Fayard, Bozer and Reyes, the amount for "PSUs and Restricted Stock/Units" reflect (i) the value of the share units issued upon satisfaction of the performance measure under the 2010-2012 PSU program and (ii) for Mr. Fayard, the value of time-based restricted shares.

For Mr. Cahillane, the amount for "PSUs and Restricted Stock/Units" reflects (i) the value of the share units issued upon satisfaction of the performance measures under a legacy CCE PSU award and (ii) the value of performance-based restricted share units.

Death (Column (d))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock/Units" for all Named Executive Officers because death triggers acceleration of vesting of certain equity awards.

For Messrs. Kent, Fayard, Bozer and Reyes, the amounts for "PSUs and Restricted Stock/Units" reflect (i) the value of the number of shares earned for the 2010-2012 and 2011-2013 PSU programs, based on performance through 2011, (ii) the value of the target number of shares granted under the 2012-2014 PSU program and (iii) for Mr. Fayard, the value of time-based restricted shares.

For Mr. Cahillane, the amount for "PSUs and Restricted Stock/Units" reflects (i) the value of the number of shares earned for the 2011-2013 PSU program, based on performance through 2011, (ii) the value of the target number of shares granted under the 2012-2014 PSU program, (iii) the value of the share units issued upon satisfaction of the performance measures under a legacy CCE PSU award and (iv) the value of performance-based restricted share units.

Change in Control (Column (e))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock/Units" for all Named Executive Officers because a change in control triggers acceleration of vesting of certain equity awards. For plans with double-trigger change in control provisions, the table above assumes that both a change in control and a subsequent termination of employment has occurred.

For Messrs. Kent, Fayard, Bozer and Reyes, the amounts for "PSUs and Restricted Stock/Units" reflect (i) the value of the target number of shares granted under the 2010-2012, 2011-2013 and 2012-2014 PSU programs and (ii) for Mr. Fayard, the value of time-based restricted shares.

For Mr. Cahillane, the amount for "PSUs and Restricted Stock/Units" reflects (i) the value of the target number of shares granted under the 2011-2013 and 2012-2014 PSU programs, (ii) the value of the share units issued upon satisfaction of the performance measures under a legacy CCE PSU award and (iii) the value of performance-based restricted share units.

Summary of Plans

The following section provides information on Company-sponsored plans in which the Named Executive Officers participate that are noted in the Compensation Discussion and Analysis or in the executive compensation tables.

Retirement Plans – Pension

TCCC Pension Plan. The TCCC Pension Plan is a broad-based tax-qualified defined benefit plan for substantially all U.S. non-union employees of the Company. Under the TCCC Pension Plan, a participant becomes vested after completing three years of service or, for employees hired prior to January 1, 2010, attaining age 60, and, for employees hired on or after January 1, 2010, attaining age 65, with one year of service. Normal retirement is age 65. The TCCC Pension Plan provides for payment of a reduced benefit prior to normal retirement age. A lump sum payment option is available.

In 2012, a participant could receive no more than $200,000 annually from the TCCC Pension Plan and no compensation in excess of $250,000 per year could be taken into account for calculating benefits under the TCCC Pension Plan.

Prior to 2010, all pension benefits were based on a percentage of the employee's final average compensation (the five highest consecutive years out of the last 11) up to the limit for each year as set by the Tax Code, multiplied by the employee's years of credited service.

Effective January 1, 2010, participants began accruing a pension benefit under a new cash balance formula (known as the Part B benefit). Participants employed as of December 31, 2009 retained the pension benefit they accrued under the prior benefit calculation formula through December 31, 2009 (known as the Part A benefit) and were eligible for one or more special transition benefits. As a result, beginning in 2010, a participant's benefit under the TCCC Pension Plan was potentially based on two formulas, Part A (prior benefit calculation formula) plus Part B (new cash balance formula).

Under the cash balance formula, the Company makes an annual pay credit allocation to each active participant's account on December 31, ranging from 3% to 8% of compensation, based on the participant's age. In addition, on December 31 of each year, the Company makes an annual interest credit allocation based on the value of the participant's account as of January 1 of the same year.

The term "compensation" for determining the pension benefit generally includes salary, overtime, commissions and cash incentive awards, but excludes any amounts related to stock options, PSUs, restricted stock or restricted stock units. It also excludes deferred compensation and any extraordinary payments related to hiring or termination of employment.

Effective January 1, 2013, the TCCC Pension Plan was merged with The Coca-Cola Company Cash Balance Pension Plan (which was created in 2012 for employees hired on or after January 1, 2012) and the CCR Pension Plan, and was renamed The Coca-Cola Company Pension Plan.

TCCC Supplemental Pension Plan. The TCCC Supplemental Pension Plan makes employees whole when the Tax Code limits the benefit that otherwise would accrue under the TCCC Pension Plan. The TCCC Supplemental Pension Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. Otherwise, electing to defer would reduce an employee's retirement benefits.

Vesting and benefits under the TCCC Supplemental Pension Plan are calculated generally in the same manner as if the participant's otherwise eligible compensation or full annual benefit were able to be paid from the TCCC Pension Plan. Accordingly, the changes made to the TCCC Pension Plan effective January 1, 2010 also were made in the same manner to the TCCC Supplemental Pension Plan. These changes include the addition of the new cash balance formula, the provision for special transition benefits for certain participants employed as of December 31, 2009 and the lessening of the vesting requirements to three years of service or attainment of age 65 with one year of service.

CCR Pension Plan. The Company assumed the CCR Pension Plan as part of the CCE Transaction. The CCR Pension Plan is a broad-based tax-qualified defined benefit plan for substantially all U.S. non-union employees of CCR and its participating subsidiaries. Under the CCR Pension Plan, a participant becomes vested after completing three years of service or by attaining age 65. Normal retirement is a participant's Social Security normal retirement age. The CCR Pension Plan provides for payment of a reduced benefit prior to normal retirement age. A lump sum payment option is available.

In 2012, a participant could receive no more than $200,000 annually from the CCR Pension Plan and no compensation in excess of $250,000 per year was taken into account for calculating benefits under the CCR Pension Plan.

Prior to 2011, all pension benefits were based on a percentage of the employee's final average compensation (the three highest consecutive years out of the last 10) up to the limit for each year as set by the Tax Code, multiplied by the employee's years of credited service.

Beginning January 1, 2011, a benefit calculated using a cash balance formula was introduced and participants began accruing a pension benefit under this new formula. Under the new cash balance formula, the Company makes an annual pay credit allocation to each active participant's account on December 31, ranging from 3% to 5% of compensation, based on the participant's age. In addition, on December 31 of each year, the Company makes an annual interest credit allocation based on the value of the participant's account as of January 1 of the same year.

Participants employed as of December 31, 2010 retained the pension benefit they accrued under the prior benefit calculation formula as of December 31, 2010 and were eligible for one or more special transition benefits. As a result, beginning in 2011, a participant's benefit under the CCR Pension Plan was potentially based on two formulas, the prior final average earnings benefit calculation formula plus the new cash balance formula.

The term "compensation" for determining the pension benefit generally includes salary, overtime, commissions and cash incentive awards, but excludes any amounts related to stock options, PSUs, restricted stock or restricted stock units. It also excludes deferred compensation.

Effective January 1, 2013, the CCR Pension Plan was merged with The Coca-Cola Company Cash Balance Pension Plan (which was created in 2012 for employees hired on or after January 1, 2012) and the TCCC Pension Plan, and was renamed The Coca-Cola Company Pension Plan.

CCR Executive Pension Plan. The Company assumed the CCR Executive Pension Plan as part of the CCE Transaction. The CCR Executive Pension Plan is a nonqualified defined benefit pension plan that provided enhanced pension benefits to certain management employees of CCR, including benefits that could not be provided under the CCR Pension Plan due to Tax Code limits on qualified plans.

Benefit accruals under the CCR Executive Pension Plan were frozen effective December 31, 2011, which means the benefit under this plan is based on compensation and service through such date. Effective January 1, 2012, employees who were previously eligible to participate in this plan began participating in the CCR Supplemental Pension Plan.

Enhancements under the CCR Executive Pension Plan included certain additional benefit accruals and years of service, an earlier age for the payment of benefits and the term "compensation" was substantially the same as the CCR Pension Plan, except that it included any deferred salary or annual incentives and compensation above the limits under the CCR Pension Plan that were imposed by the Tax Code. The maximum annual combined benefit amount under the CCR Pension Plan and the CCR Executive Pension Plan in 2012 was $600,000.

CCR Supplemental Pension Plan. The CCR Supplemental Pension Plan makes employees whole when the Tax Code limits the benefit that otherwise would accrue under the CCR Pension Plan. The CCR Supplemental Pension Plan applies on the same terms for all U.S. non-union employees who participate in the CCR Pension Plan and who exceed the limits set by the Tax Code. The CCR Supplemental Pension Plan also operates to keep employees whole when they defer part of their salary or annual incentive. Otherwise, electing to defer would reduce an employee's retirement benefits.

Vesting and benefits under the CCR Supplemental Pension Plan are calculated generally in the same manner as if the participant's otherwise eligible compensation or full annual benefit were able to be included under the CCR Pension Plan. Accordingly, the changes made to the CCR Pension Plan effective January 1, 2011 also were made in the same manner to the CCR Supplemental Pension Plan.

Overseas Plan. The Overseas Plan provides a retirement benefit to International Service Associates who are not U.S. citizens. The Overseas Plan applies on the same terms to the general population of International Service Associates worldwide. Payments under the Overseas Plan are reduced by benefits paid by other Company-sponsored plans, statutory payments and Social Security. Under the Overseas Plan, a participant becomes vested after five years of service or attainment of age 60 while employed. The Overseas Plan was frozen effective December 31, 2011 for most participating employees who had not reached retirement age, and eligible employees were transitioned to a new pension plan for mobile employees. No Named Executive Officers participate in this new plan.

Mexico Plan. The Mexico Plan consists of a traditional defined benefit plan, a pension equity plan and a defined contribution plan. Eligible employees receive whichever plan formula (either the traditional defined benefit plan or the sum of the pension equity plan and the defined contribution plan) results in the larger benefit.

The traditional defined benefit plan is based on a percentage of the employee's final eligible earnings, determined over the last 36 months prior to retirement, multiplied by the employee's years of credited service. The benefit is then reduced by an offset for the benefit provided under the Retirement Savings Systems. The monthly pension benefit cannot be less than the pension that is provided by the termination indemnity required by Mexican law and cannot exceed 70% of the final salary at retirement. The term "eligible earnings" for determining the pension benefit includes salary, vacation bonus, savings fund and incentive program. No stock options, PSUs, restricted stock or restricted stock units are included in the pension earnings.

The pension equity plan pays a lump sum at retirement, based on the employee's final average salary and points accumulated during employment. An employee earns points for each year of service based on age. The defined contribution plan is a savings plan in which employees can contribute up to 5% of their compensation on a pre-tax basis. The Company makes a matching contribution equal to 50% of the employee's contribution.

Under the Mexico Plan, a participant becomes eligible for a reduced benefit upon termination of employment as early as age 55 with at least ten years of service.

Retirement Plans – 401(k) and Savings Plans

401(k) Plan. The 401(k) Plan is a broad-based tax-qualified defined contribution plan for most U.S. non-union employees of the Company. Starting in 2012, the Company matches participant contributions up to a maximum of 3.5% of the participant's compensation or the amount allowable under the limits imposed under the Tax Code, whichever is lower. The Company's matching contribution is initially invested in Common Stock, but participants may move the contribution to any other available investment option. Starting in 2012, employees become 100% vested in Company matching contributions after two years. For 2012, compensation over $250,000 may not be taken into account under the 401(k) Plan.

Supplemental 401(k) Plan. The Supplemental 401(k) Plan makes employees whole when the Tax Code limits the Company matching contributions that otherwise would be credited to them under the 401(k) Plan. The Supplemental 401(k) Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. The Company credits the employee with the Company matching contributions in hypothetical share units of Common Stock. The value of the accumulated share units, including dividend equivalents, is paid in cash after separation from service. Participants are immediately vested in their benefit. Employees are not permitted to make contributions to the Supplemental 401(k) Plan.

CCR Supplemental MESIP. The Company assumed the CCR Supplemental MESIP as part of the CCE Transaction. The CCR Supplemental MESIP had two components, a nonqualified, unfunded deferred compensation program, which allowed participants to defer a portion of their base pay and cash incentive awards, and an "excess" component, which made employees whole when they deferred part of their salary or incentive or the Tax Code limited matching contributions.

Effective December 31, 2011, the CCR Supplemental MESIP was frozen and eligible employees began participating in the Supplemental 401(k) Plan; except that deferral elections with respect to compensation (including annual incentive compensation) for services performed in 2011 and paid in 2012 remained in effect. The amounts were contributed to the CCR Supplemental MESIP in 2012. In addition, effective January 1, 2012, the deferred compensation component of the CCR Supplemental MESIP was discontinued and all eligible participants began participating in the Deferred Compensation Plan.

International Thrift Plan. The International Thrift Plan provided International Service Associates who are not U.S. citizens a benefit similar to that received by U.S. citizens under the Supplemental 401(k) Plan. The International Thrift Plan provided a credit in hypothetical share units of Common Stock equivalent to 3% of the International Service Associate's eligible compensation. The value of the accumulated share units, including dividend equivalents, is paid in cash after separation from service. Employees are vested in their International Thrift Plan benefit after four years of service. Employees are not permitted to make contributions to the International Thrift Plan.

Effective December 31, 2011, the International Thrift Plan was frozen and account balances are no longer based on the value of Common Stock as part of the transition to a new pension plan for mobile employees. No Named Executive Officers participate in this new plan.

Mexico Plan. As described above under "Retirement Plans – Pension," the Mexico Plan includes a defined contribution plan, which is a savings plan in which employees can contribute up to 5% of their compensation on a pre-tax basis. The Company makes a matching contribution equal to 50% of the employee's contribution.

Incentive Plans

Performance Incentive Plan. The Company maintains the Performance Incentive Plan for employees above a specified grade level. The Performance Incentive Plan provides an annual cash payment based on predetermined performance measures. The Compensation Committee may designate one or more performance measures from the list contained in the plan. Target annual incentives are established for each participant. Payments are generally made in March in the year following the applicable performance year. No participant may receive an annual payment greater than $12 million. The Performance Incentive Plan is designed to satisfy the requirements of Section 162(m) of the Tax Code.

Long-Term Equity Compensation Plans:

Company Stock Option Plans. The Company currently has outstanding options under the 2008 Stock Option Plan, the 2002 Stock Option Plan and the 1999 Stock Option Plan. These plans provide that the option price must be no less than 100% of the fair market value of Common Stock on the date the option is granted. The fair market value is the average of the high and low prices of Common Stock on the grant date. In certain foreign jurisdictions, the law requires additional restrictions on the calculation of the option price. The grants provide that stock options generally may not be exercised during the first 12 months after the grant date. Generally, options vest 25% on the first, second, third and fourth anniversaries of the grant date and have a term of ten years.

Company Restricted Stock Plan. There are currently three types of awards under the 1989 Restricted Stock Plan that are outstanding. The majority of outstanding grants are PSUs tied to Company long-term performance measures which the Compensation Committee designates from the list contained in the 1989 Restricted Stock Plan. At the time of grant, the Compensation Committee sets the vesting schedule applicable to the award.

Performance Share Units. PSUs provide an opportunity for employees to receive Common Stock if a performance measure is met for a performance period. PSUs generally are subject to an additional holding period.

Restricted Stock. These awards may be performance-based or time-based. Shares of stock are granted and transferred into the employee's name. Shares remain subject to forfeiture until the shares are released under the terms of the awards.

Restricted Stock Units. These awards may be performance-based or time-based and are settled in stock when all required criteria are met. Employees may or may not receive dividend equivalents during the term.

Assumed CCE Equity Plans. As part of the CCE Transaction, the Company assumed certain CCE equity plans. Certain outstanding awards relating to CCE common stock granted under these plans were replaced with awards relating to the Company's Common Stock. Outstanding awards under these assumed plans include stock options, PSUs and restricted stock units.

Other Plans

Deferred Compensation Plan. The Deferred Compensation Plan is a nonqualified and unfunded deferred compensation program offered in 2012 to approximately 850 U.S. based Company employees who are not International Service Associates. Eligible participants may defer up to 80% of base salary and up to 95% of their annual incentive. The Company has the benefit of full unrestricted use of all amounts deferred under the Deferred Compensation Plan until such amounts are required to be distributed to the plan participants. Gains and losses are credited based on the participant's election of a variety of deemed investment choices. The Company does not match any employee deferral or guarantee a return. Participants' accounts may or may not appreciate and may depreciate depending on the performance of their deemed investment choices. None of the deemed investment choices provide returns at above-market or preferential rates. All deferrals are paid out in cash upon distribution. Participants may schedule a distribution during employment or may opt to receive their balance after separation from service. Participants who are

considered "specified employees" under Section 409A of the Tax Code (generally, the top 50 highest paid executives) may not receive a post-termination distribution for at least six months following separation. On occasion, the Company may provide a one-time credit to make up for benefits lost under various circumstances, such as benefits lost at a prior employer. The Company has not provided any such credits for any of the Named Executive Officers.

International Service Programs. International service program benefits generally include relocation expenses, a housing allowance (including certain housing expenses), a cost of living adjustment (a cash adjustment designed to provide equivalent purchasing power), certain cash allowances recognizing differences in living conditions in the host location, a home leave allowance and currency protection. The programs also provide tax preparation services and tax equalization, where applicable. Currently, there are approximately 670 participants in these programs.

TCCC Severance Plan. The TCCC Severance Plan provides cash severance benefits to eligible employees who are involuntarily terminated. Eligible employees include regular, non-union, non-manufacturing U.S. employees and International Service Associates. Generally, benefits are payable when an employee is terminated involuntarily due to specific circumstances such as an internal reorganization or position elimination. Benefits are not payable if the employee is offered a comparable position with the Company or its affiliates, is terminated for cause or has entered into a separate agreement. The benefit payable is determined based on job grade level, salary and/or length of service. The minimum benefit is eight weeks of base pay and the maximum benefit is two years of base pay.

CCR Executive Severance Plan. As part of the CCE Transaction, the Company assumed the CCR Executive Severance Plan, which provided severance benefits to eligible officers and management employees of CCE who became employees of CCR as a result of the CCE Transaction.

The CCR Executive Severance Plan was terminated effective October 1, 2012 and eligible employees began participating in the CCR Severance Pay Plan for Exempt Employees.

CCR Severance Pay Plan for Exempt Employees. The CCR Severance Pay Plan for Exempt Employees provides cash severance benefits to eligible CCR employees who are involuntarily terminated. Eligible employees include regular, non-union, non-manufacturing U.S. employees and International Service Associates. Generally, benefits are payable when an employee is terminated involuntarily due to specific circumstances such as an internal reorganization or position elimination. Benefits are not payable if the employee is offered a comparable position with the Company or its affiliates, is terminated for cause or has entered into a separate agreement. The benefit payable is determined based on job band, salary and/or length of service. The minimum benefit is eight weeks of base pay and the maximum benefit is two years of base pay.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	328,045,826[1]	$ 27.27[2]	193,218,833[3]
Equity Compensation Plans Not Approved by Security Holders	0	N/A	0
TOTAL	**328,045,826**		**193,218,833**

1 Includes 305,232,538 shares issuable pursuant to outstanding options under the 1999 Stock Option Plan, the 2002 Stock Option Plan and the 2008 Stock Option Plan. The weighted-average exercise price of such options is $27.39. Also includes 18,591,750 full-value awards of shares outstanding under the 1989 Restricted Stock Plan and the1983 Restricted Stock Award Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. In connection with the CCE Transaction, certain outstanding awards relating to CCE common stock granted under shareowner-approved CCE equity incentive plans were replaced with awards relating to the Company's Common Stock. As a result, the table above includes 4,041,936 shares issuable pursuant to outstanding options under the following CCE equity incentive plans which were assumed by the Company in connection with the CCE Transaction: Coca-Cola Enterprises Inc. 2001 Stock Option Plan, Coca-Cola Enterprises Inc. 2004 Stock Award Plan and Coca-Cola Enterprises Inc. 2007 Incentive Award Plan. The weighted-average exercise price of such options is $18.32. Also includes 179,602 full-value awards of shares outstanding under the Coca-Cola Enterprises Inc. 2007 Incentive Award Plan, which was assumed by the Company in connection with the CCE Transaction, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results.

2 The weighted-average term of the outstanding options is 5.82 years.

3 Includes 132,087,306 options which may be issued pursuant to future awards under the 1999 Stock Option Plan and the 2008 Stock Option Plan and 32,142,825 shares of Common Stock that may be issued pursuant to the 1983 Restricted Stock Plan and the 1989 Restricted Stock Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. The maximum term of the options is ten years. Includes 2,147,272 options which may be issued pursuant to future awards under the Coca-Cola Enterprises Inc. 2001 Stock Option Plan and 26,841,430 shares of Common Stock which may be issued pursuant to future awards under the Coca-Cola Enterprises Inc. 2004 Stock Award Plan and Coca-Cola Enterprises Inc. 2007 Incentive Award Plan, which could be in the form of stock options, restricted stock, restricted stock units and performance share units, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results. The maximum term of the options is ten years. Future awards under such plans may only be granted to individuals who were employed by CCE or its subsidiaries immediately prior to the CCE Transaction or who have been hired by the Company following the CCE Transaction.

All numbers in the table above are as of December 31, 2012 and reflect the Company's two-for-one stock split effected July 27, 2012.

Share units credited under the Supplemental 401(k) Plan, the CCR Supplemental MESIP and the Directors' Plan are not included in the table above since payouts under those plans are in cash.

The Company provides a matching contribution in Common Stock under various plans throughout the world. No shares are issued by the Company under any of these plans and therefore these plans are not included in the table above. Shares are purchased on the open market by a third-party trustee. These plans are exempt from the shareowner approval requirements of the NYSE. These plans are as follows:

401(k) and Savings Plans (U.S.). There are several 401(k) and savings plans in the U.S. that include a Company matching contribution component, including the Company's primary plan, the 401(k) Plan. Effective January 1, 2012, under the 401(k) Plan, the Company matches employee contributions up to a maximum of 3.5% of an employee's compensation, subject to limits imposed by the Tax Code. Employees vest in the matching contributions over two years. Generally, employees may not withdraw the matching contributions until termination of employment. The other 401(k) and savings plans that include a Common Stock matching contribution component match employee contributions to a maximum of between 3% to 3.5% of an employee's contribution, subject to limits imposed by the Tax Code, include vesting provisions of between two and three years and have similar withdrawal restrictions as the 401(k) Plan.

The Coca-Cola Export Corporation Employee Share Savings Scheme (UK). Under this plan, the Company matches employee contributions to a maximum of £1,500 per year. The employee is vested in the matching contributions once a month when matching shares of Common Stock are purchased. However, the matching shares of Common Stock may not be withdrawn before a five-year holding period without adverse tax consequences.

Employees' Savings and Share Ownership Plan of Coca-Cola Ltd. (Canada). Under this plan, the Company matches 50% of an employee's contributions to a maximum of 4% of the employee's salary and incentive, where applicable. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until termination of employment.

Employee Stockholding Program (Japan). Under this plan, the employee must be employed for at least three years in order to participate and the Company matches contributions up to 3% of an employee's salary. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until the employee terminates from the Company or if the employee requests to terminate from the plan. Specific regulations apply for cases when employees request the termination from the plan.

Share Savings Plan (Denmark). Under this plan, the Company matches contributions up to 3% of an employee's salary. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn for five years without tax liability.

The Company also sponsors employee share purchase plans in several jurisdictions outside the U.S. The Company does not grant or issue Common Stock pursuant to these plans, but does facilitate the acquisition of Common Stock by employees in a cost-efficient manner. These plans are not equity compensation plans.

REPORT OF THE AUDIT COMMITTEE

The Company's Audit Committee (the "Audit Committee") is composed entirely of non-management Directors. The members of the Audit Committee meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. In 2012, the Audit Committee held ten meetings. The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements. Additionally, the Committee has continued its long-standing practice of having independent legal counsel.

During 2012, at each of its regularly scheduled meetings, the Audit Committee met with the senior members of the Company's financial management team. Additionally, the Audit Committee had separate private sessions, during its regularly scheduled meetings, with the Company's General Counsel or his designee, Independent Auditors and the chief of internal audit, at which candid discussions regarding financial management, legal, accounting, auditing and internal control issues took place. The Audit Committee's agenda is established by the Audit Committee's Chairman and the chief of internal audit.

The Audit Committee is updated periodically on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of the Company's internal control over financial reporting. The Audit Committee has also discussed with the Independent Auditors the Company's internal control assessment process, management's assessment with respect thereto and the Independent Auditors' evaluation of the Company's system of internal control over financial reporting.

The Audit Committee reviewed with senior members of management, including the chief of internal audit and General Counsel, and the Independent Auditors, significant risks and exposures identified by management, the overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs.

The Audit Committee evaluates the performance of the Company's Independent Auditors, including the senior audit engagement team, each year and determines whether to reengage the current Independent Auditors or consider other audit firms. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors, the auditors' global capabilities and the auditors' technical expertise and knowledge of the Company's global operations and industry. Based on this evaluation, the Audit Committee decided to engage Ernst & Young LLP as our Independent Auditors for the year ended December 31, 2012, and reviewed

with senior members of the Company's financial management team, the Independent Auditors and the chief of internal audit, the overall audit scope and plans, the results of internal and external audit examinations, evaluations by management and the Independent Auditors of the Company's internal controls over financial reporting and the quality of the Company's financial reporting. Although the Audit Committee has the sole authority to appoint the Independent Auditors, the Audit Committee will continue its long-standing practice of recommending that the Board ask the shareowners, at their Annual Meeting, to ratify the appointment of the Independent Auditors.

Management has reviewed and discussed the audited financial statements in the Company's Annual Report on Form 10-K with the Audit Committee including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant accounting judgments and estimates, and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations and reviewed certifications prepared by the Chairman and Chief Executive Officer and the Chief Financial Officer that the unaudited quarterly and audited consolidated financial statements of the Company fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company, and have expressed to both management and the auditors their general preference for conservative policies when a range of accounting options is available.

In its meetings with representatives of the Independent Auditors, the Audit Committee asks them to address, and discusses their responses to, several questions that the Audit Committee believes are particularly relevant to its oversight. These questions include:

- Are there any significant accounting judgments or estimates made by management in preparing the financial statements that would have been made differently had the Independent Auditors themselves prepared and been responsible for the financial statements?

- Based on the Independent Auditors' experience and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?

- Based on the Independent Auditors' experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Audit Committee believes that, by thus focusing its discussions with the Independent Auditors, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

The Audit Committee also discussed with the Independent Auditors those matters required to be discussed by the auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board (the "PCAOB"). The Audit Committee received the written disclosures and the letter from the Independent Auditors required by applicable requirements of the PCAOB regarding the Independent Auditors' communication with the Audit Committee concerning independence, and has discussed with the Independent Auditors their independence. The Audit Committee considered with the Independent Auditors whether the provision of non-audit services provided by them to the Company during 2012 was compatible with their independence.

In performing all of these functions, the Audit Committee acts in an oversight capacity. The Audit Committee reviews the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K prior to filing with the SEC. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing the financial statements, and other reports, and of the Independent Auditors, who are engaged to audit and report on the consolidated financial statements of the Company and subsidiaries and the effectiveness of the Company's internal control over financial reporting.

In reliance on these reviews and discussions, and the reports of the Independent Auditors, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the SEC.

Evan G. Greenberg, *Chair*
Ronald W. Allen
Donald F. McHenry
Peter V. Ueberroth

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS (ITEM 2)

The Audit Committee has the sole authority and responsibility to hire, evaluate and, where appropriate, replace the Company's Independent Auditors and, in its capacity as a Committee of the Board, is directly responsible for the appointment, compensation and general oversight of the work of the Independent Auditors. The Audit Committee is responsible for approving the audit and permissible non-audit services provided by the Independent Auditors and the associated fees.

The Audit Committee evaluates the performance of the Company's Independent Auditors, including the senior audit engagement team, each year and determines whether to reengage the current Independent Auditors or consider other audit firms. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors, the auditors' global capabilities and the auditors' technical expertise and knowledge of the Company's global operations and industry. In connection with the mandated rotation of the

Independent Auditors lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of the new lead engagement partner.

Based on this evaluation, the Audit Committee has appointed Ernst & Young LLP to serve as Independent Auditors for the fiscal year ending December 31, 2013. Ernst & Young LLP has served as the Company's Independent Auditors for many years and is considered by management to be well qualified. Further, the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as the Independent Auditors is in the best interests of the Company and its shareowners.

As a matter of good corporate governance, the Audit Committee submits its selection of the Independent Auditors to our shareowners for ratification. If the shareowners should not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

Audit Fees and All Other Fees

The following table shows the fees for audit and other services provided by Ernst & Young LLP for fiscal years 2012 and 2011.

	2012 Fees (In thousands)	2011 Fees (In thousands)
Audit Fees	$ 30,691	$ 30,212
Audit-Related Fees	4,543	3,715
Tax Fees	4,811	4,685
All Other Fees	200	1,088

Audit Fees. This category includes fees associated with the annual audit and the audit of internal control over financial reporting, registration statements in 2012 and 2011, the reviews of the Company's Quarterly Reports on Form 10-Q, and statutory audits required internationally.

Audit-Related Fees. This category consists of services that are reasonably related to the performance of the audit or review of financial statements and are not included in "Audit Fees". These services principally include due diligence in connection with acquisitions, consultation on accounting and internal control matters, audits in connection with proposed or consummated acquisitions, information systems audits and other attest services.

Tax Fees. This category consists of fees for tax services, including tax compliance, tax advice and tax planning.

All Other Fees. This category consists of services that are not included in the above categories and primarily include advisory services related to process assessments and training services in international locations.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the Independent Auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the Independent Auditors.

Under the policy, pre-approval is generally provided for work associated with the following:

- registration statements under the Securities Act of 1933 (for example, comfort letters or consents);

- statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits;

- due diligence work for potential acquisitions or dispositions;

- attest services not required by statute or regulation;

- adoption of new accounting pronouncements or auditing and disclosure requirements and accounting or regulatory consultations;

- internal control reviews and assistance with internal control reporting requirements;

- review of information systems security and controls;

- tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities, expatriate and other individual tax services; and

- assistance and consultation on questions raised by regulatory agencies.

For each proposed service, the Independent Auditors are required to provide detailed supporting documentation at the time of approval to permit the Audit Committee to make a determination whether the provision of such services would impair the Independent Auditors' independence.

The Audit Committee has approved in advance certain permitted services whose scope is routine across business units, including statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits.

Other Information

The Company has been advised by Ernst & Young LLP that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

One or more representatives of Ernst & Young LLP will be present at this year's Annual Meeting of Shareowners. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of the Independent Auditors requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Shareowners.

The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as Independent Auditors.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (ITEM 3)

The Company seeks a non-binding advisory vote from its shareowners to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis section beginning on page 48 and the Executive Compensation section beginning on page 65.

The Company has designed its compensation programs to reward employees for producing sustainable growth consistent with the Company's 2020 Vision, to attract and retain world-class talent and to align compensation with the long-term interests of our shareowners. The Compensation Committee strongly believes that executive compensation — both pay opportunities and pay actually realized — should be tied to Company performance. As illustrated in the accompanying chart, in 2012, 90% of the reported Named Executive Officers' total direct compensation was performance-based and not guaranteed and 63% was in the form of long-term equity compensation.



NAMED EXECUTIVE OFFICERS 2012 TOTAL DIRECT COMPENSATION

- 10%
- 63%
- 27%

● Long-Term Equity Compensation   ● Annual Incentive
● Base Salary

In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis section beginning on page 48 for a detailed description of our executive compensation philosophy and programs, the compensation decisions the Compensation Committee has made under those programs and the factors considered in making those

decisions. In particular, you should consider the following factors, which are more fully discussed in the Compensation Discussion and Analysis:

- In a year marked by continued uncertainty in the global economy, the Company delivered solid volume, revenue and profit growth, and realized further global volume and value share gains in nonalcoholic ready-to-drink beverages. The Company met its long-term volume, revenue and profit targets for the full year, an accomplishment we have met or exceeded every year since we announced our 2020 Vision in late 2009. The Company continued to return significant value to shareowners in 2012, with $4.6 billion in dividends and $4.5 billion in share repurchases.

- The great majority of executive pay is not guaranteed. The Company sets clear financial goals for corporate and business unit performance and differentiates based on individual achievement.

- In addition to the Company's stringent share ownership guidelines, which all Named Executive Officers exceed, in 2013 the Compensation Committee adopted a new share retention policy for Executive Officers which requires the retention of 50% of the shares (after paying taxes) obtained from option exercises or from the release of PSUs or restricted stock awards for at least one year after such exercise/release.

The Board recommends that shareowners vote FOR the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative."

Because your vote is advisory, it will not be binding upon the Board. However, the Board values shareowners' opinions and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.

The Board of Directors recommends a vote FOR the advisory vote to approve executive compensation.

APPROVAL OF AMENDMENT TO THE COMPANY'S BY-LAWS PERMITTING SHAREOWNERS TO CALL SPECIAL MEETINGS (ITEM 4)

The Board is proposing, for approval by our shareowners, an amendment to the By-Laws of The Coca-Cola Company, as amended and restated through April 17, 2009, to permit a person (or group of persons) beneficially owning at least a twenty-five percent (25%) "net long position" of our outstanding shares of Common Stock to call a special meeting of shareowners. Under our current By-Laws, only the Chairman of the Board, the Chief Executive Officer or a majority of our Board of Directors may call a special meeting of shareowners. The proposed amendment to the By-Laws is set forth in Annex B hereto.

Our Board of Directors believes that establishing an ownership threshold of at least 25% in order for a shareowner (or group of shareowners) to request a special meeting strikes an appropriate balance between enhancing shareowner rights and avoiding the situations that could arise if the threshold were set so low that a small minority of shareowners could force the Company to incur the time and expense of convening a special meeting to consider a matter of little or no interest to other shareowners. Organizing and preparing for a special meeting involves significant attention of our Directors and management, which could divert their attention from performing their primary functions, to oversee and operate our business in the best interests of our shareowners. In addition, for every special meeting of shareowners, the Company incurs significant costs.

Establishing a 25% "net long position" threshold for the right to call a special meeting would ensure that matters proposed for consideration have significant support among our shareowners. A shareowner's "net long position" is generally defined as the amount of Common Stock in which the shareowner holds a positive (also known as "long") economic interest, reduced by the amount of Common Stock in which the shareowner holds a negative (also known as "short") economic interest.

The proposed amendment to the By-Laws contains procedural and informational requirements for shareowners to call a special meeting, including without limitation, that (i) no business may be conducted at the special meeting except as set forth in Company's notice of meeting, (ii) a special meeting will not be held if similar business is to be covered at an annual or special meeting called by the Board to be held within 90 days after the special meeting request is received by the Secretary, (iii) no shareowner special meeting request may be made during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (iv) a special meeting request cannot cover business substantially similar to what was covered at an annual or special meeting held not more than 120 days before the special meeting request was received by the Secretary, (v) any shares beneficially owned or held of record as of the date of the request and sold by the requesting holder prior to the meeting will be treated as a revocation of the request to the extent of the shares sold and (vi) the requesting shareowner's notice must include information (as specified in the amendment to the By-Laws) as to the business proposed to be conducted, as to each nominee (if applicable), and as to the shareowner giving notice and the beneficial owner, if any, on whose behalf the proposal is made.

The Board is committed to good governance practices and believes the proposed amendment to our By-Laws is in the best interests of the Company and our shareowners.

If this proposal is approved, the By-Laws will be amended and restated to incorporate the proposed amendment.

The Board of Directors recommends a vote FOR the approval of the amendment to the Company's By-Laws permitting shareowners to call special meetings.

SHAREOWNER PROPOSAL (ITEM 5)

The following proposal was submitted by a shareowner. If the shareowner proponent, or a representative who is qualified under state law, is present and submits such proposal for a vote, then the proposal will be voted on at the Annual Meeting of Shareowners. Approval of the following proposal requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Shareowners. In accordance with federal securities regulations, we include the shareowner proposal plus any supporting statements exactly as submitted by the proponent. To make sure readers can easily distinguish between material provided by the proponent and material provided by the Company, we have put a box around material provided by the proponents.

Shareowner Proposal Regarding a Board Committee on Human Rights

William C. Wardlaw III, c/o Harrington Investments, Inc., P.O. Box 6108, Napa, CA 94581, owner of 1,881 shares of Common Stock, submitted the following proposal:

"RESOLVED:

"Shareholders amend the Bylaws, by adding the following new section at the end of Article III:

Section 4. Board Committee on Human Rights. **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

"The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:

The Coca-Cola Company, its bottlers, and suppliers have been associated with human rights controversies, leading to:

- Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting 1.25 million shares of Coca-Cola Co. stock in July 2006, and banning further investments in its $9 billion CREF Social Choice Account, the nation's largest socially screened fund for individual investors;

- More than 50 colleges and universities having removed Coke products from their campuses;

- Coca-Cola paying $192 million in 2001, which was the largest race employment discrimination class action settlement in US history and Coca-Cola Bottling agreeing to pay $495,000 in back wages and interest to 95 African-American and Hispanic job seekers at a distribution facility in Charlotte, following an investigation by the U.S. Department of Labor; and

- The International Environmental Law Research Centre accusing the company of detrimental impacts on drinking and agricultural water supplies in India, violating human rights.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposed Bylaw would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised by the company's activities and policies.

In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

Statement Against Shareowner Proposal Regarding a Board Committee on Human Rights

The formation of a new Board Committee on human rights, as this proposal recommends, is unnecessary because the Company already has established a Board Committee that reviews the implications of the Company's policies on human rights issues. That committee is the Public Issues and Diversity Review Committee.

The Public Issues and Diversity Review Committee Charter requires the Committee to review Company policy and practices relating to significant public issues of concern to the shareowners, the Company, the business community and the general public, including Company policy and practices relating to the human rights of individuals in the United States and abroad.

Therefore, the formation of a new Board Committee on Human Rights would add nothing to the range of substantial issues currently considered by the existing committee and would, in fact, create an overlap between the respective oversight of two committees of the Board.

In practice, the Public Issues and Diversity Review Committee has regularly reviewed the Company's policies, procedures and positions relating to human rights issues, including those areas specifically identified in the proponent's own supporting statement such as water stewardship and workplace rights.

Finally, and most importantly, the implication in this proposal that Company policies somehow negatively impact human rights in the communities where we operate is simply not true.

Shareowners can be assured that our Company respects international human rights principles aimed at promoting and protecting human rights. These include the United Nations Universal Declaration of Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, and the Guiding Principles on Business and Human Rights. The Company's acknowledgement of these principles is consistent with our dedication to enriching the workplace, preserving the environment, strengthening the communities where we operate and engaging with stakeholders to pursue progress toward these goals.

Our commitment in this area is demonstrated by a number of examples, including:

- The Company actively participates in the United Nations Global Compact and other business and human rights organizations like the Global Business Initiative on Human Rights, the Institute for Human Rights and Business, and Shift.

- The Company has been added to the Calvert Social Index Fund. Calvert Investments cited our Company's progress and emerging leadership in labor/human rights and water stewardship as primary reasons for the inclusion. The Company has been a top-10 holding in the fund.

- The Interfaith Center for Corporate Responsibility (ICCR) publicly recognized our Company's progress in the area of workplace and human rights as well as our positive contributions to addressing human trafficking.

- The Company is one of two companies invited to participate on the Department of Labor and Department of Agriculture human and worker rights advisory committees.

- Since 2008, our Company has hosted, at our own headquarters campus in Atlanta, annual human rights conferences on such subjects as implementing respect for human rights, forced labor, child labor and human trafficking.

- Human Rights Watch has made periodic requests of the Company to meet and discuss draft report recommendations on child labor and human rights recommendations in various countries and industries.

- The State Department as well as socially responsible investors, and human rights NGOs made requests of the Company to speak on our human rights due diligence process and practices in Myanmar.

To view the Company's policies related to this issue, including our Human Rights Statement, Workplace Rights Policy and Global Mutual Respect Policy, please visit our website, *www.coca-colacompany.com*. The Charter for the Public Issues and Diversity Review Committee can also be viewed at the Company's website.

The Board of Directors recommends a vote AGAINST the proposal regarding a board committee on human rights.

OTHER INFORMATION

The Company has made previous filings under the Securities Act of 1933, as amended, and the 1934 Act that incorporate future filings, including this proxy statement, in whole or in part. However, the Report of the Compensation Committee and the Report of the Audit Committee shall not be incorporated by reference into any such filings.

Management does not know of any items, other than those referred to in the accompanying Notice of Annual Meeting of Shareowners, which may properly come before the meeting or other matters incident to the conduct of the meeting.

As to any other item or proposal that may properly come before the meeting, including voting on a proposal omitted from this proxy statement pursuant to the rules of the SEC, it is intended that proxies will be voted in accordance with the discretion of the proxy holders.

The form of proxy and this proxy statement have been approved by the Board of Directors and are being provided to shareowners by its authority.

Gloria K. Bowden

Associate General Counsel and Secretary

Atlanta, Georgia
March 11, 2013

The 2012 Annual Report on Form 10-K includes our financial statements for the year ended December 31, 2012. We have furnished the 2012 Annual Report on Form 10-K to all shareowners. The 2012 Annual Report on Form 10-K does not form any part of the material for the solicitation of proxies.

ANNEX A

Reconciliation of GAAP and Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or referred to herein as "reported"). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting.

For additional details regarding the reconciliation of GAAP and non-GAAP financial measures below, see the Company's Current Reports on Form 8-K filed with the SEC on February 12, 2013 and February 7, 2012. This information is also available in the "Investors" section of the Company's website, *www.coca-colacompany.com*.

	Year Ended December 31, 2010	
(UNAUDITED) *(In millions except per share data)*	**Net income attributable to shareowners of The Coca-Cola Company**	**Diluted net income per share**[1]
Reported (GAAP) - As Adjusted[2][3]	$ 11,787	$ 2.53
Items Impacting Comparability:		
Asset Impairments/Restructuring	182	0.04
Productivity Initiatives	137	0.03
Equity Investees	57	0.01
CCE Transaction	(4,814)	(1.03)
Transaction Gains	(13)	-
Certain Tax Matters	296	0.06
Other Items	489	0.10
After Considering Items (Non-GAAP)	$ 8,121	$ 1.74

Note: Certain columns may not add due to rounding.

(1) *4,667 million average shares outstanding - diluted.*

(2) *Effective January 1, 2012, the Company elected to change our accounting methodology for determining the market-related value of assets for our U.S. qualified defined benefit pension plans. The Company's change in accounting methodology has been applied retrospectively, and we have adjusted all prior period financial information presented herein as required.*

(3) *Following shareowner approval, the Company amended its certificate of incorporation on July 27, 2012, to increase the number of authorized shares of common stock from 5.6 billion to 11.2 billion and effect a two-for-one stock split of the common stock. Accordingly, all share and per share data presented herein reflects the impact of the increase in authorized shares and the stock split.*

(UNAUDITED) *(In millions except per share data)*		Net operating revenues		Operating income		Net income attributable to shareowners of The Coca-Cola Company		Diluted net income per share[1]
		Year Ended December 31, 2012						
Reported (GAAP)	$	48,017	$	10,779	$	9,019	$	1.97
Items Impacting Comparability:								
Asset Impairments/Restructuring		-		163		179		0.04
Productivity & Reinvestment		-		270		170		0.04
Productivity Initiatives		-		(10)		(7)		-
Equity Investees		-		-		(10)		-
CCE Transaction		-		(6)		(4)		-
Transaction Gains		6		3		(18)		-
Certain Tax Matters		-		-		(150)		(0.03)
Other Items		9		51		38		0.01
After Considering Items (Non-GAAP)	$	48,032	$	11,250	$	9,217	$	2.01

(UNAUDITED) *(In millions except per share data)*		Net operating revenues		Operating income		Net income attributable to shareowners of The Coca-Cola Company		Diluted net income per share[2]
		Year Ended December 31, 2011						
Reported (GAAP) - As Adjusted[3][4]	$	46,542	$	10,173	$	8,584	$	1.85
Items Impacting Comparability:								
Asset Impairments/Restructuring		-		119		154		0.03
Productivity & Reinvestment		-		-		-		-
Productivity Initiatives		-		156		107		0.02
Equity Investees		-		-		45		0.01
CCE Transaction		-		381		241		0.05
Transaction Gains		-		35		(317)		(0.07)
Certain Tax Matters		-		-		(7)		-
Other Items		12		205		137		0.03
After Considering Items (Non-GAAP)	$	46,554	$	11,069	$	8,944	$	1.92

CURRENCY NEUTRAL:

(UNAUDITED)	Net operating revenues	Operating income	Net income attributable to shareowners of The Coca-Cola Company	Diluted net income per share
% Change - Reported (GAAP)	3	6	5	6
% Currency Impact	(3)	(5)		
% Change - Currency Neutral Reported	6	11		
% Change - After Considering Items (Non-GAAP)	3	2	3	5
% Currency Impact After Considering Items (Non-GAAP)	(3)	(5)		
% Change - Currency Neutral After Considering Items (Non-GAAP)	6	6		

Note: Certain columns may not add due to rounding. Certain growth rates may not recalculate using the rounded dollar amounts provided.

(1) *4,584 million average shares outstanding - diluted.*

(2) *4,646 million average shares outstanding - diluted.*

(3) *Effective January 1, 2012, the Company elected to change our accounting methodology for determining the market-related value of assets for our U.S. qualified defined benefit pension plans. The Company's change in accounting methodology has been applied retrospectively, and we have adjusted all prior period financial information presented herein as required.*

(4) *Following shareowner approval, the Company amended its certificate of incorporation on July 27, 2012, to increase the number of authorized shares of common stock from 5.6 billion to 11.2 billion and effect a two-for-one stock split of the common stock. Accordingly, all share and per share data presented herein reflects the impact of the increase in authorized shares and the stock split.*

ANNEX B

Proposed Amendment to the By-Laws of The Coca-Cola Company to Allow Shareowners To Call Special Meetings

You can review the current complete By-Laws on the Company's website, *www.coca-colacompany.com*, by clicking on "Investors" and then "Corporate Governance". If Item 4 is approved, Sections 5, 8, 10 and 11 of Article I, Shareholders, of the By-Laws of The Coca-Cola Company shall be amended as follows:

Article I

SHAREHOLDERS:

.....

Section 5. <u>Special Meetings</u>. <u>(a) General.</u> Special meetings of the shareholders for any purpose or purposes may be called by, <u>and only by, (i)</u> the Board of Directors, (ii) the Chairman of the Board of Directors, <u>(iii)</u> ~~or~~ the Chief Executive Officer <u>or (iv) solely to the extent required by Section 5(b), the Secretary of the Company. Each Ss</u>pecial meeting~~s~~ shall be held at ~~the~~ <u>such</u> ~~place,~~ date<u>,</u> ~~and~~ time <u>and place either within or without the State of Delaware as may be stated in the notice of the meeting</u> ~~fixed by the Secretary~~.

<u>(b) Shareholder Requested Special Meetings.</u>

<u>(i)   Special meetings of the shareholders (each a "Shareholder Requested Special Meeting") shall be called by the Secretary upon the written request of a shareholder (or a group of shareholders formed for the purpose of making such request) who or which has Net Long Beneficial Ownership (as defined below) of 25% or more of the outstanding common stock of the Company (the "Requisite Percent") as of the date of submission of the request. Compliance by the requesting shareholder or group of shareholders with the requirements of this section and related provisions of these By-Laws shall be determined in good faith by the Board of Directors, which determination shall be conclusive and binding on the Company and the shareholders.</u>

<u>"Net Long Beneficial Ownership" (and its correlative terms), when used to describe the nature of a shareholder's ownership of common stock of the Company, shall mean those shares of common stock of the Company as to which the shareholder in question possesses (x) the sole power to vote or direct the voting, (y) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (z) the sole power to dispose of or direct the disposition. The number of shares calculated in accordance with clauses (x), (y) and (z) shall not include any shares (1) sold by such shareholder</u>

<u>in any transaction that has not been settled or closed, (2) borrowed by such shareholder for any purposes or purchased by such shareholder pursuant to an agreement to resell or (3) subject to any option, warrant, derivative or other agreement or understanding, whether any such arrangement is to be settled with shares of common stock of the Company or with cash based on the notional amount of shares subject thereto, in any such case which has, or is intended to have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such shareholder's rights to vote or direct the voting and full rights to dispose or direct the disposition of any of such shares or (B) offsetting to any degree gain or loss arising from the sole economic ownership of such shares by such shareholder.</u>

<u>(ii)   A request for a Shareholder Requested Special Meeting must be signed by the Net Long Beneficial Owners of the Requisite Percent of the Company's common stock (or their duly authorized agents) and be delivered to the Secretary at the principal executive offices of the Company by registered mail, return receipt requested.</u>

<u>Such request shall (A) set forth a statement of the specific purpose or purposes of the meeting and the matters proposed to be acted on at such special meeting, (B) bear the date of signature of each shareholder (or duly authorized agent) signing the request, (C) set forth (w) the name and address, as they appear in the Company's books, of each shareholder signing such request (or on whose behalf the request is signed), (x) the number of shares of common stock of the Company as to which such shareholder has Net Long Beneficial Ownership, (y) include evidence of the fact and duration of such shareholder's beneficial ownership of such stock consistent with that which is required under Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act") and (z) a certification from each such shareholder that the shareholders signing the request in the aggregate satisfy the Net Long Beneficial Ownership requirement of these By-Laws, (D) set forth all information relating to each such shareholder that</u>

must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case, pursuant to Regulation 14A under the 1934 Act, (E) describe any material interest of each such shareholder in the specific purpose or purposes of the meeting, and (F) include an acknowledgment by each shareholder and any duly authorized agent that any disposition of shares of common stock of the Company as to which such shareholder has Net Long Beneficial Ownership as of the date of delivery of the special meeting request and prior to the record date for the proposed meeting requested by such shareholder shall constitute a revocation of such request with respect to such shares. In addition, the shareholder and any duly authorized agent shall promptly provide any other information reasonably requested by the Company to allow it to satisfy its obligations under applicable law.

Any requesting shareholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the Company. If, following such revocation at any time before the date of the Shareholder Requested Special Meeting, the remaining requests are from shareholders holding in the aggregate less than the Requisite Percent, the Board of Directors, in its discretion, may cancel the Shareholder Requested Special Meeting.

(iii) Notwithstanding the foregoing, the Secretary shall not be required to call a special meeting of shareholders if (A) the request for such special meeting does not comply with this Section 5(b), (B) the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer has called or calls an annual or special meeting of shareholders to be held not later than ninety (90) days after the date on which a valid request has been delivered to the Secretary (the "Delivery Date"), (C) the request is received by the Secretary during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (D) the request contains an identical or substantially similar item (a "Similar Item") to an item that was presented at any meeting of shareholders held within one hundred and twenty (120) days prior to the Delivery Date (and, for purposes of this clause (D) the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors), (E) the request relates to an item of business that is not a proper subject for action by the shareholders of the Company under applicable law or (F) the request was made in a manner that involved a violation of Regulation 14A under the 1934 Act or other applicable law.

(iv) Any Shareholder Requested Special Meeting shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any Shareholder Requested Special Meeting shall be not more than sixty (60) days after the record date for such meeting (the "Meeting Record Date"), which shall be fixed in accordance with Article I, Section 9 of these By-Laws. In fixing a date and time for any Shareholder Requested Special Meeting, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the special meeting and any plan of the Board of Directors to call an annual meeting or a special meeting.

(v) Business transacted at any Shareholder Requested Special Meeting shall be limited to the purpose(s) stated in the request; provided, however, that nothing herein shall prohibit the Company from submitting matters to a vote of the shareholders at any Shareholder Requested Special Meeting.

.....

Section 8. Inspectors of Election. All votes by ballot at any meeting of shareholders shall be conducted by such number of inspectors of election as are appointed for that purpose by the Company. The Company may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of share~~tock~~holders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

.....

Section 10. Notice of Shareholder Proposals. At any annual or special meeting of shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual or special meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a shareholder. In order for business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company and such proposal must be a proper matter for shareholder action under the General Corporation Law of the State of Delaware. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not later than the close of business on the one hundred twentieth (120th) calendar day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event no annual meeting was held in the previous year or the date of the annual meeting has been changed by more

than thirty (30) days notice by the shareholder to be timely must be so received not later than the close of business on the later of one hundred twenty (120) calendar days in advance of such annual meeting or ten (10) calendar days following the date on which public announcement of the date of the meeting is first made. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Company's books, of the shareholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the shareholder, (iv) any material interest of the shareholder in such business, and (v) any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the ~~Securities Exchange Act of 1934, as amended (the "1934 Act")~~1934 Act, in his capacity as a proponent to a shareholder proposal. Notwithstanding the foregoing, in order to include information with respect to a shareholder proposal in the proxy statement and form of proxy for a shareholders' meeting, shareholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these By-Laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 10. The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 10, and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted. In order for business to be properly brought before a Shareholder Requested Special Meeting by a shareholder, such shareholder must comply with the procedures set forth in Article I, Section 5 of these By-Laws.

Section 11. Election of Directors. Only persons who are nominated in accordance with the procedures set forth in this Section 11 shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Company may be made (i) at an annual or special meeting of shareholders by or at the direction of the Board of Directors,

(ii) at a Shareholder Requested Special Meeting in accordance with the requirements set forth in Article I, Section 5 of these By-Laws or (iii) at an annual meeting by any shareholder of the Company entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this Section 11. Such nominations, other than those made by or at the direction of the Board of Directors or in connection with a Shareholder Requested Special Meeting in accordance with the requirements set forth in Article I, Section 5 of these By-Laws, shall be made pursuant to timely notice in writing to the Secretary of the Company in accordance with the provisions of Section 10. Such shareholder's notice shall set forth (i) as to each person, if any, whom the shareholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Company which are beneficially owned by such person, (D) a description of all arrangements or understandings between the shareholder and each nominee or any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the shareholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including, without limitation, such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such shareholder giving notice, the information required to be provided pursuant to Section 10. At the request of the Board of Directors, any person nominated by a shareholder for election as a director shall furnish to the Secretary of the Company that information required to be set forth in the shareholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in this Section 11. The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that nomination was not made in accordance with the procedures prescribed by these By-Laws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.



THANK YOU

Thank you for being a shareowner and for the trust you have in The Coca-Cola Company.

At The Coca-Cola Company we strive to refresh the world,
inspire moments of optimism and happiness, create value and make a difference.

THE COCA-COLA COMPANY BY THE NUMBERS









3500 WORLD WIDE and GROWING PRODUCTS
OUR PRODUCTS ARE AVAILABLE IN 200+ COUNTRIES
126 YEARS OF HAPPINESS
$9.1 billion
RETURNED TO SHAREOWNERS IN 2012
$4.5B
$4.6B
in Share Repurchases
in Dividends

In 2012, The Coca-Cola Company replaced its corporate website with Coca-Cola Journey, a rich, socially enabled digital platform. Coca-Cola Journey represents a significant leap forward in how the Company will use digital communications to drive business results and share the Coca-Cola system story with the world. Please join us at *www.coca-colacompany.com* to experience the Coca-Cola Journey.



Our 2013 Proxy Statement



Our 2012 Annual Report on Form 10-K



Our 2011/2012 Sustainability Report



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